As filed with the Securities and Exchange Commission on July 29, 2026

1933 Act File No. 333-284708

1940 Act File No. 811-24051

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

______________________

FORM N-2

______________________

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933	☒
Pre-Effective Amendment No.	☐
Post-Effective Amendment No. 1	☒
and
REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940	☒
Amendment No. 4	☒

______________________

Pursuit Asset-Based Income Fund

(Exact Name of Registrant as Specified in Charter)

______________________

c/o UMB Fund Services, Inc.
235 West Galena Street
Milwaukee, WI 53212
(Address of Principal Executive Offices)

414-299-2217
(Registrant’s Telephone Number)

Ann Maurer
235 West Galena Street
Milwaukee, WI 53212
(Name and Address of Agent for Service)

______________________

Copy to:

Joshua B. Deringer, Esq.
Faegre Drinker Biddle & Reath LLP
One Logan Square, Ste. 2000
Philadelphia, PA 19103-6996
215-988-2700

______________________

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED PUBLIC OFFERING:
AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT.

☐	Check box if the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans.
☒

Check box if any securities being registered on this Form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933 (“Securities Act”), other than securities offered in connection with a dividend reinvestment plan.

☐	Check box if this Form is a registration statement pursuant to General Instruction A.2 or a post-effective amendment thereto.
☐

Check box if this Form is a registration statement pursuant to General Instruction B or a post-effective amendment thereto that will become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act.

☐

Check box if this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction B to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act.

It is proposed that this filing will become effective (check appropriate box)
☐	when declared effective pursuant to Section 8(c) of the Securities Act
The following boxes should only be included and completed if the registrant is making this filing in accordance with Rule 486 under the Securities Act.
☒	immediately upon filing pursuant to paragraph (b)
☐	on (date) pursuant to paragraph (b)
☐	60 days after filing pursuant to paragraph (a)
☐	on (date) pursuant to paragraph (a)
If appropriate, check the following box:
☐	This post-effective amendment designates a new effective date for a previously filed post-effective amendment.
☐

This Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: _________.

☐

This Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: ________.

☐

This Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: ____________.

Check each box that appropriately characterizes the Registrant:
☒	Registered Closed-End Fund (closed-end company that is registered under the Investment Company Act of 1940 (“Investment Company Act”)).
☐	Business Development Company (closed-end company that intends or has elected to be regulated as a business development company under the Investment Company Act).
☒	Interval Fund (Registered Closed-End Fund or a Business Development Company that makes periodic repurchase offers under Rule 23c-3 under the Investment Company Act).
☐	A.2 Qualified (qualified to register securities pursuant to General Instruction A.2 of this Form).
☐	Well-Known Seasoned Issuer (as defined by Rule 405 under the Securities Act).
☐	Emerging Growth Company (as defined by Rule 12b-2 under the Securities Exchange Act of 1934 (“Exchange Act”).
☐

If an Emerging Growth Company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of Securities Act.

☐	New Registrant (registered or regulated under the Investment Company Act for less than 12 calendar months preceding this filing).

PURSUIT ASSET-BASED INCOME FUND

PROSPECTUS

Class I Shares (GOFOX)
Class A Shares (GAFOX)
Class C Shares (GCFOX)

Pursuit Asset-Based Income Fund (the “Fund”) is a Delaware statutory trust registered under the Investment Company Act of 1940, as amended (the “Investment Company Act”), as a non-diversified, closed-end management investment company. The Fund continuously offers its shares of beneficial interest (“Shares”) and operates as an interval fund. Pursuit Fund Advisers, LLC (the “Investment Manager” or “Pursuit”) serves as the investment adviser of the Fund. The Fund intends to qualify and elect to be treated as a regulated investment company (“RIC”) under the Internal Revenue Code of 1986, as amended (the “Code”).

Total Offering(1)

	Class I Shares	Class A Shares	Class C Shares
Public Offering Price	Current Net Asset Value	Current Net Asset Value	Current Net Asset Value
Sales Charge(2) as a percentage of purchase amount	None	3.00%	None
Proceeds to Fund(3)	Current Net Asset Value	Current Net Asset Value Minus Sales Charge	Current Net Asset Value

____________

(1)      Distribution Services, LLC (the “Distributor”) acts as the principal underwriter of the Fund’s Shares. An indefinite amount of Shares are being offered on a commercially reasonable efforts basis through the Distributor and may also be offered through other brokers or dealers that have entered into selling agreements with the Distributor. The Investment Manager pays the Distributor out of its own resources a fee for certain distribution-related services. The Investment Manager, the Distributor and/or its affiliates may make payments to selected affiliated or unaffiliated third parties (including the parties who have entered into selling agreements with the Distributor) from time to time in connection with the distribution of Shares and/or the servicing of shareholders and/or the Fund. These payments will be made out of the Investment Manager’s and/or affiliates’ own assets and will not represent an additional charge to the Fund. The amount of such payments may be significant in amount and the prospect of receiving any such payments may provide such third parties or their employees with an incentive to favor sales of Shares of the Fund over other investment options. See “DISTRIBUTOR.” The minimum initial investment in Class I Shares by any Class I investor is $1,000,000, the minimum initial investment in Class A Shares by any Class A investor is $5,000 and the minimum initial investments in Class C by any Class C investor is $2,500. However, the Fund, in its sole discretion, may accept investments below these minimums. See “PURCHASING SHARES.”

(2)      Investments in Class A Shares of the Fund are sold subject to a sales charge of up to 3.00% of the investment. For some investors, the sales charge may be waived or reduced. The full amount of the sales charges may be reallowed to brokers or dealers participating in the offering. Your financial intermediary may impose additional charges when you purchase Shares of the Fund. See “Fund Summary — The Offering.”

(3)      The Fund’s expenses are described under “FEES AND EXPENSES” below.

The primary investment objective of the Fund is to seek a high level of current income. Long-term capital appreciation is considered a secondary investment objective. Under normal market conditions, the Fund seeks to achieve its investment objective by investing, directly or indirectly through a wide range of investment vehicles, at least 80% of its net assets (plus any borrowings for investment purposes) in specialized investments in smaller, undercapitalized assets and markets, referred to as “Niche Asset-Based Alternatives.”

The Fund’s investment program is speculative and entails substantial risks. There can be no assurance that the Fund’s investment objectives will be achieved or that its investment program will be successful. Investors should consider the Fund as a supplement to an overall investment program and should invest only if they are willing to undertake the risks involved. Investors could lose some or all of their investment (see “PRINCIPAL RISK FACTORS” BEGINNING ON PAGE 21).

The Fund may leverage its investments, including through borrowings by one or more special purpose vehicles that are direct or indirect wholly-owned subsidiaries of the Fund (each, an “SPV” and collectively, “SPVs”). Certain Fund investments may be held by these SPVs. The Fund may borrow cash for a number of reasons, including without limitation, in connection with its investment activities, to make distributions, to satisfy repurchase requests from Shareholders and to otherwise provide the Fund with temporary liquidity. Under the Investment Company Act, the Fund’s aggregate amount of indebtedness, regardless of the form it takes, is limited to up to 33 1/3% of the Fund’s total assets (including the assets subject to, and obtained with the proceeds of, such indebtedness) immediately after entering into any type of financing transaction. Leverage magnifies volatility and will decrease the Fund’s return if the Fund fails to earn as much on its investment purchased with borrowed funds as it pays for the use of those funds. The Fund’s leverage strategy may not work as planned or achieve its goal. The Fund may use derivatives to, among other things, gain investment exposure, to manage risks and/or to hedge the Fund’s portfolio. See “Use of Leverage” and “Principal Risk Factors — Borrowing; Use of Leverage” in the Prospectus.

This prospectus (the “Prospectus”) applies to the offering of three separate classes of shares in the Fund, designated as Class I Shares, Class A Shares, and Class C Shares. The Fund has received an exemptive order from the Securities and Exchange Commission (the “SEC”) that permits the Fund to offer more than one class of Shares.

The Distributor is not required to sell any specific number or dollar amount of the Fund’s Shares, but will use commercially reasonable efforts to solicit orders for the sale of the Shares. The Shares are generally offered for purchase on any business day, which is any day the New York Stock Exchange is open for business, in each case subject to any applicable sales charges and other fees, as described herein. The Shares are issued at net asset value per Share. No holder of Shares (each, a “Shareholder”) will have the right to require the Fund to redeem its Shares. The Fund is a closed-end investment company operating as an “interval fund” and, as such, has adopted a fundamental policy to make quarterly repurchase offers, subject to certain conditions, at per-class net asset value, of not less than 5% nor more than 25% of the Fund’s outstanding Shares on the Repurchase Request Deadline (as defined below). If the value of Shares tendered for repurchase exceeds the value the Fund intended to repurchase, the Fund may determine to repurchase less than the full number of Shares tendered. In such event, Shareholders will have their Shares repurchased on a pro rata basis, and tendering Shareholders will not have all of their tendered Shares repurchased by the Fund. The Fund expects its initial repurchase offer to commence in the third quarter following the commencement of its operations.

Notices of each repurchase offer are sent to shareholders at least 21 days before the “Repurchase Request Deadline” (i.e., the date by which Shareholders must tender their Shares in response to a repurchase offer). The Fund determines the net asset value applicable to repurchases no later than the 14th day after the Repurchase Request Deadline (or the next business day, if the 14th day is not a business day) (the “Repurchase Pricing Date”). The Fund will distribute payment to Shareholders no later than 7 calendar days after the Repurchase Pricing Date (see “Fund Summary — Repurchase Offers” beginning on page 8 and “Principal Risk Factors — General Risks — Repurchase Offers; Limited Liquidity” beginning on page 22).

This Prospectus concisely provides information that you should know about the Fund before investing. You are advised to read this Prospectus carefully and to retain it for future reference. Additional information about the Fund, including the Fund’s statement of additional information (the “SAI”), dated July 29, 2026, has been filed with the SEC. You may request a free copy of this Prospectus, the SAI, annual and semi-annual reports, when available, and other information about the Fund, and make inquiries without charge by writing to the Fund, c/o UMB Fund Services, Inc., 235 West Galena Street, Milwaukee, WI 53212, by calling the Fund toll-free at (888) 723-1542 or by accessing the Investment Manager’s website at www.pursuitfunds.com. The information on the Investment Manager’s website is not incorporated by reference into this Prospectus and investors should not consider it a part of this Prospectus. The SAI is incorporated by reference into this Prospectus in its entirety. The SEC maintains an internet site that contains reports, proxy and information statements, and other information filed electronically by issuers at the SEC’s website at https://www.sec.gov. You may also obtain copies of the SAI, and the annual and semi-annual reports of the Fund, when available, as well as other information about the Fund at https://www.sec.gov. You may also email requests for these documents to publicinfo@sec.gov. The address of the SEC’s internet site is provided solely for the information of prospective investors and is not intended to be an active link.

Shares are an illiquid investment.

•        The Shares are not listed on any stock exchange, and we do not expect a secondary market in the Shares to develop.

•        You should generally not expect to be able to sell your Shares (other than through the limited repurchase process), regardless of how we perform.

•        Although the Fund is required to and has implemented a Share repurchase program, only a limited number of Shares will be eligible for repurchase by the Fund.

•        You should consider that you may not have access to the money you invest for an indefinite period of time.

•        An investment in the Fund is not suitable for you if you have foreseeable need to access the money you invest.

•        Because you will be unable to sell your Shares or have them repurchased immediately, you will find it difficult to reduce your exposure on a timely basis during a market downturn.

•        The amount of distributions the Fund may pay, if any, is uncertain and the Fund may pay distributions in significant part from sources that may not be available in the future and that are unrelated to the Fund’s performance, such as from offering proceeds, borrowings and amounts from the Fund’s affiliates that are subject to repayment by investors.

•        Such distributions may constitute a return of capital which will reduce an investor’s adjusted tax basis in the Shares.

•        An investor will pay a sales load of up to 3.00% on the amounts it invests in Class A Shares. If you pay the maximum aggregate 3.00% for sales load, you must experience a total return on your net investment of 3.09% in order to recover these expenses.

•        The Fund intends to invest in private companies and private loans for which very little public information exists. Such companies are also generally more vulnerable to economic downturns and may experience substantial variations in operating results.

•        The privately held companies and below-investment-grade securities in which the Fund will invest may be difficult to value and are illiquid.

Limited Prior History.    The Fund has limited operating history and the Shares have no history of public trading.

Neither the SEC nor any state securities commission has determined whether this Prospectus is truthful or complete, nor have they made, nor will they make, any determination as to whether anyone should buy these securities. Any representation to the contrary is a criminal offense.

You should not construe the contents of this Prospectus and the SAI as legal, tax or financial advice. You should consult with your own professional advisers as to legal, tax, financial, or other matters relevant to the suitability of an investment in the Fund.

You should rely only on the information contained in this Prospectus. The Fund has not authorized anyone to provide you with different information. You should not assume that the information provided by this Prospectus is accurate as of any date other than the date shown below.

THE FUND’S PRINCIPAL UNDERWRITER IS DISTRIBUTION SERVICES, LLC.

The date of this Prospectus is July 29, 2026.

i

FUND SUMMARY

This is only a summary and does not contain all of the information that investors should consider before investing in the Fund. Investors should review the more detailed information appearing elsewhere in this Prospectus and SAI, especially the information set forth under the heading “Principal Risk Factors.”

The Fund and the Shares

Pursuit Asset-Based Income Fund (the “Fund”) is a closed-end management investment company structured as an “interval fund” and registered under the Investment Company Act of 1940, as amended (the “Investment Company Act”), and organized as a Delaware statutory trust on January 24, 2025. Pursuit Fund Advisers, LLC (the “Investment Manager” or “Pursuit”) serves as the investment adviser of the Fund. The Investment Manager provides day-to-day investment management services to the Fund. The Fund is non-diversified, which means that under the Investment Company Act, it is not limited in the percentage of its assets that it may invest in any single issuer of securities.

The Fund is an “interval fund” and, as such, has adopted a fundamental policy to make quarterly repurchase offers, at per-class net asset value (“NAV”), of not less than 5% nor more than 25% of the Fund’s outstanding shares of beneficial interest (“Shares”) on the repurchase request deadline. The Fund will offer to purchase only a small portion of its Shares each quarter, and there is no guarantee that Shareholders will be able to sell all of the Shares that they desire to sell in any particular repurchase offer. If a repurchase offer is oversubscribed, the Fund may repurchase only a pro rata portion of the Shares tendered by each Shareholder. The potential for proration may cause some investors to tender more Shares for repurchase than they wish to have repurchased or result in investors being unable to liquidate all or a given percentage of their investment during the particular repurchase offer.

Shares in the Fund provide limited liquidity since Shareholders will not be able to redeem Shares on a daily basis. The Fund’s Shares are not listed and the Fund does not currently intend to list its Shares for trading on any national securities exchange. A Shareholder may not be able to tender its Shares in the Fund promptly after it has made a decision to do so. In addition, with very limited exceptions, Shares are not transferable, and liquidity will be provided only through repurchase offers made quarterly by the Fund. Shares in the Fund are therefore suitable only for investors who can bear the risks associated with the limited liquidity of Shares and should be viewed as a long-term investment.

This Prospectus applies to the offering of three separate classes of shares in the Fund, designated as Class I Shares, Class A Shares, and Class C Shares. Class I Shares, Class A Shares and Class C Shares are subject to different fees and expenses. The Fund may offer additional classes of Shares in the future. The Fund has received an exemptive order from the Securities and Exchange Commission (“SEC”) with respect to the Fund’s multi-class structure.

The Fund intends to satisfy the diversification requirements necessary to qualify as a RIC under the Code, which generally requires that, at the end of each quarter: (1) at least 50% of the Fund’s total assets are invested in (i) cash and cash items (including receivables), Federal Government securities and securities of other RICs; and (ii) securities of separate issuers, each of which amounts to no more than 5% of the Fund’s total assets (and no more than 10% of the issuer’s outstanding voting shares), and (2) no more than 25% of the Fund’s total assets are invested in (i) securities (other than Federal Government securities or the securities of other RICs) of any one issuer; (ii) the securities (other than the securities of other RICs) of two or more issuers which the Fund controls and which are engaged in the same or similar trades or businesses; or (iii) the securities of one or more qualified publicly traded partnerships. To qualify as a RIC, the Fund must also satisfy other applicable requirements, including restrictions on the kinds of income that the Fund can earn and requirements that the Fund distribute most of its income to shareholders each year.

The Fund commenced operations on October 1, 2025 (“Commencement of Operations”) following the reorganization of the Pursuit Alternative Income Fund, LP (the “Predecessor Fund”) with and into the Fund, which was effective as of the close of business on September 30, 2025. The Predecessor Fund maintained an investment objective, strategies and investment policies, guidelines and restrictions that are, in all material respects, equivalent to those of the Fund. At the time of the reorganization, the Fund and the Predecessor Fund shared the same investment adviser and portfolio managers. For past performance information of the Predecessor Fund, see “Performance.”

Investment Objectives and Strategies

The primary investment objective of the Fund is to seek a high level of current income. Long-term capital appreciation is considered a secondary investment objective.

Under normal market conditions, the Fund seeks to achieve its investment objective by investing, directly or indirectly through a wide range of investment vehicles, at least 80% of its net assets (plus any borrowings for investment purposes) in smaller, undercapitalized assets and markets (issuers generally seeking between $1,000,000 and $25,000,000 in financing) that banks and large institutional investors often overlook, referred to as “Niche Asset-Based Alternatives” (the “80% Policy”).

Niche Asset-Based Alternatives are backed by asset-level cash flows and collateral and may include investments in consumer and small business credit, trade and equipment finance, leasing, infrastructure, loan portfolios, mortgage servicing rights, real assets, digital infrastructure, media and sports rights, litigation finance and royalties. The Fund expects to allocate its assets to Niche Asset-Based Alternatives primarily through (i) structured notes, loans (including senior and subordinated loans), leases or royalties; (ii) investments in assets issued by private companies (“Direct Investments”); (iii) investments alongside third parties, including Private Funds (defined below), in assets issued primarily by private companies (“Co-Investments”).

To a lesser extent, the Fund may allocate its assets to Niche Asset-Based Alternatives through (i) primary and secondary investments in unaffiliated private investment funds (private funds that are excluded from the definition of “investment company” pursuant to Sections 3(c)(1) or 3(c)(7) of the Investment Company Act (“Private Funds”); and (ii) investments in securities of other unaffiliated open- or closed-end investment companies, including exchange-traded funds (collectively with Private Funds, “Underlying Funds”), that invest primarily in securities of the types in which the Fund may invest directly. Investments in Underlying Funds will not be a primary investment strategy of the Fund. The Fund may count as qualifying assets for purposes of the 80% Policy the value of any cash and cash equivalents that cover unfunded commitments to invest equity in Underlying Funds that the Fund reasonably expects to be called in the future.

The Fund will allocate its investments across multiple strategies in primarily developed markets (i.e., non-emerging markets) with varying levels of liquidity and credit quality, including distressed and defaulted investments. The Fund may invest without limit in illiquid securities. The Fund may, from time to time, invest in emerging market issuers or assets.

There is no limit on the duration, maturity or credit quality of any investment in the Fund’s portfolio, and the Fund’s assets will be dynamically allocated across durations, maturities and credit qualities. However, the Fund’s investment strategy will prioritize shorter-term investment tenures of 3-36 months. The Fund’s allocations among assets will vary over time in response to changing market opportunities. The Fund may invest in below-investment grade debt securities or “junk” debt securities and non-rated debt. These investments could constitute a material percentage of the Fund’s holdings at any given point in time.

Some of the investments that the Fund is expected to make, such as investments in debt instruments having market discount and/or treated as issued with original issue discount (“OID”), may cause the Fund to recognize income or gain for U.S. federal income tax purposes prior to the receipt of any corresponding cash or other property.

Except as otherwise indicated, the Fund may change its investment objectives and any of its investment policies, restrictions, strategies, and techniques without Shareholder approval. The 80% Policy is a non-fundamental policy and may be changed by the Fund without a Shareholder vote, provided that the Fund provides at least 60 days’ prior notice of such change in advance of a repurchase offer and such repurchase offer is not oversubscribed.

The Investment Manager

As Investment Manager, Pursuit provides day-to-day investment management services to the Fund. Its principal place of business is located at 61 Clapboard Ridge Road, Greenwich, CT 06830. The Investment Manager is registered as an investment adviser with the SEC under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). Founded in 2024, Pursuit has $48.3 million in assets under management as of June 30, 2026.

The Administrator and Transfer Agent

The Fund has retained UMB Fund Services, Inc. (the “Administrator” or “UMBFS”) to provide it with certain administrative services, including performing all actions related to the issuance and repurchase of Shares of the Fund. The Fund has also retained UMBFS as the Fund’s transfer agent. The Fund compensates UMBFS for these services and reimburses UMBFS for certain of its out-of-pocket expenses. See “Fees and Expenses” below.

Fees and Expenses

The Fund bears its own operating expenses (including, without limitation, its offering expenses not paid by the Investment Manager). A more detailed discussion of the Fund’s expenses can be found under “Fund Fees and Expenses” and “Fund Expenses” below.

Management Fee and Incentive Fee.    Pursuant to the Investment Management Agreement dated October 1, 2025 (the “Investment Management Agreement”), by and between the Fund and the Investment Manager, and in consideration of the investment management services provided by the Investment Manager to the Fund, the Investment Manager is entitled to a fee consisting of two components — a base management fee (the “Investment Management Fee”) and, if earned, an incentive fee (the “Incentive Fee”).

The Fund pays the Investment Manager an Investment Management Fee at an annual rate of 1.25%, accrued daily and payable monthly in arrears based upon the Fund’s average daily net assets. Net assets means the total value of all assets of the Fund, less an amount equal to all accrued debts, liabilities and obligations of the Fund. Compensation is paid to the Investment Manager before giving effect to any repurchase of any shares in the Fund effective as of that date. The Investment Manager has contractually agreed to waive 0.50% of the annual rate of its Investment Management Fee for a period of two years following the Fund’s commencement of operations.

The Incentive Fee is based on Pre-Incentive Fee Net Investment Income (as defined below) attributable to each Class, and is determined and payable in arrears as of the end of each fiscal quarter. With respect to each Class, the Incentive Fee for each fiscal quarter is calculated as follows:

(i)     No incentive fee is payable in any fiscal quarter in which the Pre-Incentive Fee Net Investment Income attributable to the Class does not exceed a quarterly return of 1.75% per quarter based on the Class’s average daily net assets (calculated in accordance with Generally Accepted Accounting Principles (“GAAP”)) (the “Quarterly Return”).

(ii)    All Pre-Incentive Fee Net Investment Income attributable to the Class (if any) that exceeds the Quarterly Return, but is less than or equal to 1.969% of the average daily net assets of that Class (calculated in accordance with GAAP) for the fiscal quarter will be payable to the Investment Manager.

(iii)    For any fiscal quarter in which Pre-Incentive Fee Net Investment Income attributable to the Class exceeds 1.969% of the Class’s average daily net assets (calculated in accordance with GAAP), the Incentive Fee with respect to that Class will equal 12.50% of Pre-Incentive Fee Net Investment Income attributable to the Class.

“Pre-Incentive Fee Net Investment Income” for a Class means interest income, dividend income and any other income accrued (including any other fees, such as commitment, origination, structuring, diligence and consulting fees or other fees that the Fund receives from an investment) during the fiscal quarter and allocated to the Class, minus the Class’s operating expenses for the quarter and the distribution and/or shareholder servicing fees (if any) applicable to the Class accrued during the quarter. For such purposes, the Fund’s operating expenses will include the Investment Management Fee but will exclude the Incentive Fee. The Investment Manager has contractually agreed to waive 20% of the Incentive Fee for a period of two years following the Fund’s commencement of operations.

Administration Fee.    The Fund pays the Administrator an annual fee beginning at 0.09% of the Fund’s net assets and decreasing as assets reach certain levels. In addition, the Fund pays the Administrator its pro-rata share, based on combined assets under management, of an annual relationship-level base fee paid by all registered investment companies advised by the Investment Manager and serviced by the Administrator (together with the asset-based fee, the “Administration Fee”). This Administration Fee covers fund administration, fund accounting, tax regulation and compliance and custody administration services provided by the Administrator or its affiliates. The Administration Fee is paid to the Administrator out of the assets of the Fund, and therefore decreases the net profits or increases the net losses of the Fund. The Fund also reimburses the Administrator for certain out-of-pocket expenses. See “ADMINISTRATION.”

Transfer Agent Fee.    The Fund pays UMBFS a base annual fee plus certain asset-based fees on the Fund’s net assets, and other fees, as applicable, for transfer agency services. UMBFS is also reimbursed by the Fund for out-of-pocket expenses relating to transfer agency services provided to the Fund. See “TRANSFER AGENT.”

Distribution and Servicing Fee.    The Fund has received exemptive relief from the SEC that has allowed the Fund, subject to certain conditions, to adopt a Distribution and Service Plan with respect to Class A Shares and Class C Shares in compliance with Rule 12b-1 under the Investment Company Act. Under the Distribution and Service Plan, Class A and Class C Shares will pay to Distribution Services, LLC (the “Distributor”) a distribution and/or service fee, payable monthly in arrears, based on a percentage of the Fund’s average daily net assets attributed to such share class as set forth below. As used throughout this prospectus, “Distribution and Servicing Fee” shall refer, collectively, to the fee for distribution-related services and the fee for shareholder services. The Distribution and Servicing Fee for any partial month will be appropriately prorated. For purposes of determining the Distribution and Servicing Fee payable to the Distributor for any month, the respective Class of Shares’ NAV is calculated prior to giving effect to the payment of the Distribution and Servicing Fee and prior to the deduction of any other asset-based fees (e.g., the Investment Management Fee and any Administration Fee). Class I Shares are not subject to the Distribution and Servicing Fee.

Share Class	Maximum Distribution- Related and Shareholder Services
Class A	0.25%
Class C	1.00%
The Distributor may pay various Intermediaries substantially all of the Distribution and Servicing Fee, which they will use to compensate their representatives for sales and/or support services.

Expense Limitation and Reimbursement Agreement.    The Investment Manager has entered into an expense limitation and reimbursement agreement (the “Expense Limitation and Reimbursement Agreement”) with the Fund, whereby the Investment Manager has agreed to waive fees that it would otherwise have been paid, and/or to assume expenses of the Fund (a “Waiver”), if required to ensure the Total Annual Expenses (excluding any taxes, leverage interest, Incentive Fees, brokerage commissions, dividend and interest expenses on short sales, distribution and/or shareholder servicing fees paid by the Fund; acquired fund fees and expenses (as determined in accordance with SEC Form N-2), expenses incurred in connection with any merger or reorganization, and extraordinary expenses, such as litigation expenses) do not exceed 1.75% of the average daily net assets of Class I Shares, Class A Shares, and Class C (the “Expense Limit”). Because taxes, leverage interest, Incentive Fees, brokerage commissions, dividend and interest expenses on short sales, distribution and/or shareholder servicing fees paid by the Fund, acquired fund fees and expenses, expenses incurred in connection with any merger or reorganization, and extraordinary expenses, such as litigation expenses are excluded from the Expense Limit, Total Annual Expenses (after fee waivers and expense reimbursements) will exceed 1.75%. For a period not to exceed three years from the date on which a Waiver is made, the Investment Manager may recoup amounts waived or assumed, provided it is able to effect such recoupment and remain in compliance with the Expense Limit in place at the time of the Waiver, and any then-existing expense limit. The Expense Limitation and Reimbursement Agreement is in effect until October 1, 2027, and will automatically renew for successive twelve-month periods thereafter. The Board may terminate the Expense Limitation and Reimbursement Agreement at any time upon 30 days’ written notice, and the Investment Manager may terminate the Expense Limitation and Reimbursement Agreement effective as of the end of the then current term upon 30 days’ written notice. See “Fund Fees and Expenses.”

The Offering

Shares are offered in a continuous offering. Shares are generally offered for purchase on any day the New York Stock Exchange (“NYSE”) is open for business (each, a “Business Day”), except that Shares may be offered less frequently as determined by the Fund in its sole discretion. The Fund’s Shares are sold at a public offering price equal to their net asset value per share, plus a sales charge where applicable. Each Class represents an investment in the same portfolio of investments, but each Class has its own expense structure and arrangements for shareholder services or distribution.

The minimum initial investment in the Fund by any investor in Class I Shares is $1,000,000, in Class A Shares is $5,000 and in Class C Shares is $2,500. However, the Fund, in its sole discretion, may accept investments below these minimums. Shares may be purchased by principals and employees of the Investment Manager or its affiliates and their immediate family members without being subject to the minimum investment requirements. See “Purchasing Shares — Purchase of Shares” below for additional information.

Investments in Class A Shares of the Fund may be subject to a sales charge of up to 3.00% of the subscription amount. The full amount of the sales charge may be reallowed to brokers or dealers participating in the offering. Your financial intermediary may impose additional charges when you purchase Shares of the Fund.

The Investment Manager has agreed to pay all of the Fund’s organizational expenses and all offering costs associated with this offering (subject to recoupment by the Investment Manager pursuant to the Expense Limitation and Reimbursement Agreement).

Calculation of Net Asset Value

The Administrator calculates the Fund’s NAV following the close of regular trading on the NYSE, generally 4:00 p.m. Eastern Time, on each day the NYSE is open for trading, and at such other times as the Board may determine, including in connection with repurchases of Shares, in accordance with the procedures described below or as may be determined from time to time in accordance with policies established by the Board. The current NAV can be obtained by calling (888) 723-1542 and asking for the most recent NAV. See “CALCULATION OF NET ASSET VALUE” below for additional information.

Use of Leverage

The Fund may leverage its investments, including through borrowings by one or more special purpose vehicles that are direct or indirect wholly-owned subsidiaries of the Fund (each, an “SPV” and collectively, “SPVs”). Certain Fund investments may be held by these SPVs. The Fund may borrow cash for a number of reasons, including without limitation, in connection with its investment activities, to make distributions, to satisfy repurchase requests from Shareholders and to otherwise provide the Fund with temporary liquidity. Under the Investment Company Act, the Fund may utilize leverage through the issuance of Preferred Shares in an amount up to 50% of its total assets and/or through borrowings and/or the issuance of notes or debt securities (collectively, “Borrowings”) in an aggregate amount of up to 33-1/3% of its total assets. The Fund anticipates that its leverage will vary from time to time, based upon changes in market conditions and variations in the value of the portfolio’s holdings; however, the Fund’s leverage will not exceed the limitations set forth under the Investment Company Act.

If and when the Fund, an Underlying Fund or other investment of the Fund employs leverage, there is no assurance that such leveraging strategies will be successful. The use of leverage will increase the volatility of the performance of the underlying investment portfolio and could result in the Fund experiencing greater losses than if leverage was not used. The use of leverage may increase any Incentive Fee paid by the Fund to the Investment Manager. Leveraging is a speculative technique and there are special risks and costs involved. To the extent the Fund uses leverage and invests in other investments that also use leverage, the risks associated with leverage will be further magnified, potentially significantly.

On October 27, 2025, the Fund entered into a line of credit agreement (the “Credit Agreement”) with Forbright Bank. The terms of the Credit Agreement provide a $30,000,000 secured revolving credit facility. Borrowings under the Credit Agreement is secured by all of the Fund’s investments, cash and cash equivalents. The Credit Agreement’s interest rate is the Term SOFR in effect on each day plus 3.625%.

See “USE OF LEVERAGE” and “Principal Risk Factors — Borrowing; Use of Leverage.”

Distribution Policy

The Fund’s distribution policy is to make quarterly distributions of substantially all of its net investment income. The Fund accrues dividends daily (Saturdays, Sundays and holidays included) and distributes as of the last business day of each quarter. Unless a Shareholder elects otherwise, the Shareholder’s distributions will be reinvested in additional shares of the same class under the Fund’s dividend reinvestment program. Shareholders who elect not to participate in the Fund’s dividend reinvestment program will receive all distributions in cash paid to the shareholder of record (or, if the shares are held in street or other nominee name, then to such nominee). Distributions are made at the class level, so they may vary from class to class within the Fund. The Fund may pay distributions from sources that may not be available in the future and that are unrelated to the Fund’s performance, such as from offering proceeds and/or borrowings. When distributions are paid from offering proceeds and/or borrowings, they may constitute a return of capital for Federal income tax purposes and reduce the amount of capital available to the Fund for investment. See “Taxes — Taxation of the Fund — Distributions to Shareholders.”

Repurchase Offers

The Fund provides a limited degree of liquidity to the Shareholders by conducting quarterly offers to repurchase its Shares at their NAV on the Repurchase Pricing Date (as defined below). Each repurchase offer will be for no less than 5% nor more than 25% of the Fund’s Shares outstanding. If the value of Shares tendered for repurchase exceeds the value the Fund intended to repurchase, the Fund may determine to repurchase less than the full number of Shares tendered. In such event, Shareholders will have their Shares repurchased on a pro rata basis, and tendering Shareholders will not have all of their tendered Shares repurchased by the Fund. Shareholders tendering Shares for repurchase will be asked to give written notice of their intent to do so by the date specified in the notice describing the terms of the applicable repurchase offer, which date will be no more than fourteen (14) days prior to the Repurchase Pricing Date.

Quarterly repurchase offers will occur in the months of February, May, August and November. The offer to repurchase Shares is a fundamental policy that may not be changed without the vote of the holders of a majority of the Fund’s outstanding voting securities (as defined in the Investment Company Act).

Notices of each repurchase offer are sent to shareholders at least 21 days before the “Repurchase Request Deadline” (i.e., the date by which Shareholders must tender their Shares in response to a repurchase offer). The Fund determines the NAV applicable to repurchases no later than the 14th day after the Repurchase Request Deadline (or the next business day, if the 14th day is not a business day) (the “Repurchase Pricing Date”). The Fund expects to distribute payment to Shareholders between one and three business days after the Repurchase Pricing Date and will distribute payment no later than 7 calendar days after such date.

See “Offers to Repurchase/Repurchase Procedures” below.

Risk Factors

The Fund is subject to substantial risks — including market risks and strategy risks. The Fund is also subject to the risks associated with the investment strategies employed by the Investment Manager, which may include credit risks, prepayment risks, valuation risks, interest rate risks and risks associated with investments in Underlying Funds. While the Investment Manager will attempt to moderate any risks, there can be no assurance that the Fund’s investment activities will be successful or that the investors will not suffer losses. There may also be certain conflicts of interest relevant to the management of the Fund, arising out of, among other things, activities of the Investment Manager and its affiliates and employees with respect to the management of accounts for other clients as well as the investment of proprietary assets. An investment in the Fund should only be made by investors who understand the risks involved and who are able to withstand the loss of the entire amount invested.

Accordingly, the Fund should be considered a speculative investment, and you should invest in the Fund only if you can sustain a complete loss of your investment. Past results of the Investment Manager, its principals, and the Fund are not indicative of future results. Prospective investors should review carefully the “PRINCIPAL RISK FACTORS” section of this Prospectus.

Summary of Taxation

The Fund intends to elect to be treated as a RIC for U.S. federal income tax purposes and to maintain its RIC status each year. As a RIC, the Fund will generally not be subject to federal corporate income tax, provided that, it distributes all, or virtually all, of its net taxable income each year. See “Taxes — Taxation of the Fund” below.

FUND FEES AND EXPENSES

The following tables summarizes the expenses of the Fund and is designed to help investors understand the costs and expenses they will bear, directly or indirectly, by investing in the Fund.

	Class I Shares	Class A Shares	Class C Shares
SHAREHOLDER TRANSACTION EXPENSES:
Maximum Sales Charge (Load) (as a percentage of subscription amount)(1)	None	3.00%	None
Maximum Deferred Sales Charge (Load) (as a percentage of the lesser of your purchase or redemption price)(1)	None	None	None
Maximum Early Repurchase Fee (as a percentage of repurchased amount)	None	None	None
ANNUAL EXPENSES (AS A PERCENTAGE OF NET ASSETS ATTRIBUTABLE TO SHARES)
Management Fees(2)	1.25%	1.25%	1.25%
Incentive Fee(3)	1.56%	1.56%	1.56%
Distribution and Servicing Fee(4)	None	0.25%	1.00%
Fees and Interest Payments on Borrowed Funds(5)	1.74%	1.74%	1.74%
Other Expenses(5)	2.67%	2.67%	2.67%
Acquired Fund Fees and Expenses(5),(6)	0.02%	0.02%	0.02%
Total Annual Expenses	7.24%	7.49%	8.24%
Less: Amount Paid or Absorbed Under Expense Limitation and Reimbursement Agreement and Management Fee Waiver(7)	(1.94)%	(1.94)%	(1.94)%
Net Annual Expenses(7)	5.30%	5.55%	6.30%

____________

(1)      While neither the Fund nor the Distributor imposes an initial sales charge on Class I Shares or Class C Shares, if you buy Class I Shares or Class C Shares through certain financial intermediaries, they may directly charge you transaction or other fees in such amounts as they may determine. Class I Shares, Class A Shares, and Class C Shares are sold on a continuous basis at the Fund’s then current net asset value (“NAV”) per Share, plus for Class A Shares only, a maximum front-end sales commission of 3.00%. Please consult your financial intermediary for additional information.

(2)      Management Fees include the Investment Management Fee paid to the Investment Manager at an annual rate of 1.25%, accrued daily and payable monthly in arrears based upon the Fund’s average daily net assets.

(3)      The Fund anticipates that it may have interest income that could result in the payment of an Incentive Fee to the Investment Manager during certain periods. However, the Incentive Fee is based on the Fund’s performance and will not be paid unless the Fund achieves certain performance targets. The Fund expects the Incentive Fee to increase to the extent the Fund earns greater interest income through its investments. The Incentive Fee is calculated and payable quarterly in arrears based upon Pre-Incentive Fee Net Investment Income attributable to each class of the Fund’s common shares for the immediately preceding fiscal quarter, and is subject to a hurdle rate, expressed as a rate of return on each class’s average daily net asset value (calculated in accordance with GAAP), equal to 1.75% per quarter, or an annualized hurdle rate of 7%, subject to a “catch-up” feature. See “Investment Management and Incentive Fees” and “Conflicts of interest.”

(4)      The Fund has received exemptive relief from the SEC permitting it to offer multiple classes of shares and to adopt a distribution and service plan for Class A Shares and Class C Shares. Class A Shares and Class C Shares will pay the Distributor a Distribution and Servicing Fee at an annualized rate of 0.25% and 1.00%, respectively, of the net assets of the Fund that are attributable to the respective Class of Shares, determined as of the end of each month. The Distribution and Servicing Fee is paid for distribution and investor services provided to Shareholders (such as responding to Shareholder inquiries and providing information regarding investments in Shares of the Fund; processing purchase, exchange, and repurchase requests by beneficial owners of Shares; placing orders with the Fund or its service providers for Shares; providing sub-accounting with respect to Shares beneficially owned by Shareholders; and processing distribution payments for Shares of the Fund on behalf of Shareholders). The Distributor may pay all or a portion of the Distribution and Servicing Fee to selling agents that provide distribution and investor services to Shareholders. For purposes of determining the Distribution and Servicing Fee payable to the Distributor for any month, the respective Class of Shares’ NAV is calculated prior to giving effect to the payment of the Distribution and Servicing Fee and prior to the deduction of any other asset-based fees (e.g., the Investment Management Fee and any Administration Fee).

(5)      “Fees and Interest Payments on Borrowed Funds”, “Other Expenses”, and “Acquired Fund Fees and Expenses” are based on estimated amounts for the current fiscal year. “Other Expenses” include, among other things, professional fees, loan servicing fees and other expenses that the Fund will bear, including organization and offering expenses and fees and expenses of the Administrator, transfer agent and custodian.

(6)      Acquired Fund Fees and Expenses are expenses incurred indirectly by the Fund through its ownership of shares Underlying Funds and are not direct costs paid by Shareholders.

(7)      The Investment Manager has entered into an Expense Limitation and Reimbursement Agreement with the Fund, whereby the Investment Manager has agreed to waive fees that it would otherwise have been paid, and/or to assume expenses of the Fund (a “Waiver”), if required to ensure the Total Annual Expenses (excluding any taxes, leverage interest, Incentive Fees, brokerage commissions, dividend and interest expenses on short sales, distribution and/or shareholder servicing fees paid by the Fund; acquired fund fees and expenses (as determined in accordance with SEC Form N-2), expenses incurred in connection with any merger or reorganization, and extraordinary expenses, such as litigation expenses) do not exceed 1.75% of the average daily net assets of Class I Shares, Class A Shares, and Class C Shares (the “Expense Limit”). Because taxes, leverage interest, brokerage commissions, dividend and interest expenses on short sales, distribution and/or shareholder servicing fees paid by the Fund, acquired fund fees and expenses, expenses incurred in connection with any merger or reorganization, and extraordinary expenses, such as litigation expenses are excluded from the Expense Limit, Total Annual Expenses (after fee waivers and expense reimbursements) will exceed 1.75%. For a period not to exceed three years from the date on which a Waiver is made, the Investment Manager may recoup amounts waived or assumed, provided it is able to effect such recoupment and remain in compliance with the Expense Limit in place at the time of the Waiver, and any then-existing expense limit. The Expense Limitation and Reimbursement Agreement is in effect until October 1, 2027, and will automatically renew for successive twelve-month periods thereafter. The Board may terminate the Expense Limitation and Reimbursement Agreement at any time upon 30 days’ written notice, and the Investment Manager may terminate the Expense Limitation and Reimbursement Agreement effective as of the end of the then current term upon 30 days’ written notice. The Investment Manager has also contractually agreed to waive 0.50% of the annual rate of the Investment Management Fee for a period of two years following the Fund’s commencement of operations. The Investment Manager has contractually agreed to waive 20% of the Incentive Fee for a period of two years following the Fund’s commencement of operations.

The following example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The example assumes that all distributions are reinvested at NAV and that the percentage amounts listed under annual expenses remain the same in the years shown. The example amounts assume that the Expense Limitation and Reimbursement Agreement remains in effect through October 1, 2027. The assumption in the hypothetical example of a 5% annual return is the same as that required by regulation of the SEC applicable to all registered investment companies. The assumed 5% annual return is not a prediction of, and does not represent, the projected or actual performance of the Shares.

EXAMPLE
Class I Shares
You Would Pay the Following Expenses Based on a $1,000 Investment in the Fund, Assuming a 5% Annual Return:	1 Year	3 Years	5 Years	10 Years
	$53	$189	$321	$626
Class A Shares
You Would Pay the Following Expenses Based on the Imposition of the 3.00% Sales Charge and a $1,000 Investment in the Fund, Assuming a 5% Annual Return:	1 Year	3 Years	5 Years	10 Years
	$84	$220	$351	$652
Class C Shares
You Would Pay the Following Expenses Based on a $1,000 Investment in the Fund, Assuming a 5% Annual Return:	1 Year	3 Years	5 Years	10 Years
	$63	$216	$360	$684

The example is based on the annual fees and expenses of each class of Shares set out in the table above and should not be considered a representation of future expenses. Actual expenses may be greater or less than those shown. Moreover, the rate of return of the Fund may be greater or less than the hypothetical 5% return used in the example. A greater rate of return than that used in the example would increase the dollar amount of the asset-based fees paid by the Fund.

FINANCIAL HIGHLIGHTS

The information contained in the table below has been audited by Grant Thornton LLP, the Fund’s independent registered public accounting firm. Grant Thornton LLP’s report, along with the Fund’s financial statements and notes thereto, which are included in the Fund’s annual report for the fiscal period ended March 31, 2026 (“Annual Report”), are incorporated by reference into this Prospectus. The Annual Report is available upon request and without charge from the Fund by calling (888) 723-1542, visiting the Fund’s website at www.pursuitfunds.com or by following the hyperlink: https://www.sec.gov/Archives/edgar/data/2055004/000121390026066249/ea0287281-01_ncsr.htm. The information in the table below should be read in conjunction with each of those financial statements and the notes thereto.

Class I Shares

Per share operating performance.

For a capital share outstanding throughout the period.

For the Period Ended March 31, 2026(1),(2)
Net Asset Value, Beginning of Period	$10.00 (3)

Income from Investment Operations:
Net investment income(4)	0.54
Net realized and unrealized loss on investments	(1.18)
Total from investment operations	(0.64)

Distributions to Shareholders:
From net investment income	(0.59)
Total distributions to shareholders	(0.59)
Net Asset Value, End of Period	$8.77

Total Return(5),(6)	(6.72)%

Ratios and Supplemental Data:
Net Assets, end of period (in thousands)	$51,932

Ratio of expenses to average net assets:(7),(8)
Before fees waived and expenses absorbed	7.28%
After fees waived and expenses absorbed(9),(10)	4.68%

Ratio of net investment income (loss) to average net assets:(7)(11)
Before fees waived and expenses absorbed	8.65%
After fees waived and expenses absorbed(9),(10)	11.25%

Portfolio turnover rate(5)	61%

Credit Facility
Senior securities, end of period (000’s)	$15,400
Asset coverage, per $1,000 of senior security principal amount(12)	4,447
Asset coverage ratio of senior securities	445%

____________

(1)      Reflects operations for the period from October 1, 2025 (commencement of operations) through March 31, 2026.

(2)      Includes adjustments in accordance with accounting principles generally accepted in the United States of America and as such, the net asset values for financial reporting purposes and the returns based upon net asset values may differ from the net asset values and returns for shareholder transactions.

(3)      Pursuit Fund Advisers, LLC made the initial share purchase of $100,000 on July, 11 2025. The total initial share purchase of $100,000 included 10,000 shares which were purchased at $10.00 per share.

(4)      Per share data is computed using the average shares method.

(5)      Not annualized for periods less than one year.

(6)      Total return based on the net asset value per share is the combination of changes in net asset value per share and reinvested distributions at net asset value per share, if any.

(7)      Annualized, with the exception of incentive fees, incentive fee waivers, and organizational costs.

(8)      If incentive fees and incentive fee waivers had been excluded, the ratio before waivers would have decreased 0.66% and the ratio after waivers would have decreased 0.53%.

(9)      Incentive fees, loan servicing fees, and interest expense associated with the line of credit are exclusive of the expense cap.

(10)    Includes an annualized 0.50% waiver of management fees, a non-annualized 0.13% waiver of incentive fees, and an annualized 1.98% waiver of other fees and expenses.

(11)    If incentive fees and incentive fee waivers had been excluded, the ratio before waivers would have increased 0.66% and the ratio after waivers would have increased 0.53%.

(12)    Calculated by subtracting the Fund’s total liabilities (excluding the debt balance) from the Fund’s total assets and dividing by the outstanding debt balance.

THE FUND

The Fund is a recently organized, non-diversified, closed-end management investment company registered under the Investment Company Act. The Fund continuously offers its Shares and is operated as an interval fund. An investment in the Fund may not be appropriate for all investors. The Fund was organized as a Delaware statutory trust on January 24, 2025 and operates under an Agreement and Declaration of Trust dated January 30, 2025 (the “Declaration of Trust”). The Fund’s principal office is located at c/o UMB Fund Services, Inc., 235 West Galena Street, Milwaukee, WI 53212.

USE OF PROCEEDS

The proceeds from the continuous offering of the Fund’s Shares, not including the amount of any sales charges and the Fund’s fees and expenses (including, without limitation, offering expenses not paid by the Investment Manager), will be invested by the Fund in accordance with the Fund’s investment objectives and strategies as soon as practicable and not later than six months after receipt, subject to market conditions, the availability of suitable investments, and the extent proceeds are held in cash to pay dividends or expenses, satisfy repurchase offers or for temporary defensive purposes.

Delays in fully investing the Fund’s assets may occur, for example, because of the time required to complete certain transactions, and the Investment Manager’s ability to find suitable investments may be delayed. While the Fund’s investments are expected to be partially-invested within three months, the aforementioned delays may inhibit the Fund from being fully-invested at all times. A delay in the anticipated use of proceeds could lower returns and reduce the Fund’s distributions to Shareholders. Pending such use, the Fund may take temporary defensive measures and invest a portion of proceeds in cash or cash equivalents, including money market instruments, prime commercial paper, repurchase agreements, municipal bonds, bank accounts, Treasury bills and other short-term obligations of the U.S. Government, its agencies or instrumentalities and other high-quality debt instruments maturing in one year or less from the time of investment. In addition, subject to applicable law, the Fund may maintain a portion of its assets in cash or short-term securities or money market funds to meet operational needs or to maintain liquidity. The Fund may be prevented from achieving its objective during any period in which the Fund’s assets are not substantially invested in accordance with its principal investment strategies.

INVESTMENT OBJECTIVES AND STRATEGIES

Investment Objectives

The primary investment objective of the Fund is to seek a high level of current income. Long-term capital appreciation is considered a secondary investment objective. There can be no assurance that the Fund will achieve its investment objectives.

Except as otherwise indicated, the Fund may change its investment objectives and any of its investment policies, restrictions, strategies, and techniques without Shareholder approval. The investment objectives of the Fund are not a fundamental policy of the Fund and may be changed by the Board of Trustees of the Fund (the “Board” and the members thereof, “Trustees”) without the vote of a majority (as defined by the Investment Company Act) of the Fund’s outstanding Shares.

Investment Strategies and Overview of Investment Process

Under normal market conditions, the Fund seeks to achieve its investment objective by investing, directly or indirectly through a wide range of investment vehicles, at least 80% of its net assets (plus any borrowings for investment purposes) in smaller, undercapitalized assets and markets (issuers generally seeking between $1,000,000 and $25,000,000 in financing) that banks and large institutional investors often overlook, referred to as “Niche Asset-Based Alternatives.” Niche Asset-Based Alternatives are backed by asset-level cash flows and collateral and may include investments in consumer and small business credit, trade and equipment finance, leasing, infrastructure, loan portfolios, mortgage servicing rights, real assets, digital infrastructure, media and sports rights, litigation finance and royalties. The Fund expects to allocate its assets to Niche Asset-Based Alternatives primarily through (i) structured notes, loans (including senior and subordinated loans), leases or royalties; (ii) investments in assets issued by private companies (“Direct Investments”); (iii) investments alongside third parties, including Private Funds (defined below), in assets issued primarily by private companies (“Co-Investments”).

To a lesser extent, the Fund may allocate its assets to Niche Asset-Based Alternatives through (i) primary and secondary investments in unaffiliated private investment funds (private funds that are excluded from the definition of “investment company” pursuant to Sections 3(c)(1) or 3(c)(7) of the Investment Company Act (“Private Funds”); and (ii) investments in securities of other unaffiliated open- or closed-end investment companies, including exchange-traded funds (collectively with Private Funds, “Underlying Funds”), that invest primarily in securities of the types in which the Fund may invest directly. Investments in Underlying Funds will not be a primary investment strategy of the Fund. The Fund may count as qualifying assets for purposes of the 80% Policy the value of any cash and cash equivalents that cover unfunded commitments to invest equity in Underlying Funds that the Fund reasonably expects to be called in the future.

The Fund may engage in the following strategies and investments directly or indirectly through Underlying Funds.

Small Business Corporate and Asset-Based Credit:    Secured loans made primarily on the value of a business’s assets. This asset class includes: (i) loans and merchant cash advances to small and medium-sized businesses that generate less than $25,000,000 in revenue, generally used to finance business expenses; (ii) small and medium-size business leases, which allow businesses to finance their investments in equipment without buying the equipment outright; and (iii) discounted receivables, where companies use their accounts receivable as collateral to borrow money (bridging the gap between receiving orders and the final delivery of goods to the customer), also known as factoring. Small businesses may have trouble getting loans for a variety of reasons (size, length of time in business, etc.), and turn to non-bank lenders for financing.

Specialty Consumer Loans and Asset-Based and Cash Flow-Backed Credit:    Debt or income-oriented securities that provide financing for smaller balance consumer credit products, such as medical device receivables or student loan debt, asset-based securities, securitizations, installment loans, student loans, credit cards, earned wage access (or payday advances) other forms of consumer debt. Such smaller balance consumer credit products include claims generally as low as a few thousand dollars in notional value. Further, these products are structured in private offerings and are not broadly securitized. The investment opportunity could reflect an individual loan or, more frequently, entire loan portfolios.

Capital Relief:    Also known as credit risk transfers, significant risk transfers, or risk-sharing, these are deals that banks create to sell to investors to reduce their regulatory capital requirements.

Trade Finance:    Short-term lines of credit that facilitate the buying and selling of goods or services between multiple counterparties, often including various government or state-backed counterparties.

Corporate Asset-Based Lending:    Corporate lending that is primarily underwritten and secured by the assets of the borrower such as intellectual property rights, corporate real estate, or other receivables.

Industrial Infrastructure:    Hard asset-based infrastructure such as transportation (e.g., railcars, inland marine barges and towboats, land transportation assets and/or aviation).

Equipment Finance:    Loans and leases to companies operating in mission critical sectors such as construction, transportation, energy, consumer businesses, generally backed by hard-asset collateral.

Loan Portfolios:    Commercial and industrial loans, real estate loans to commercial and residential borrowers, generally in the form or senior secured obligations.

Digital Infrastructure and Services:    Digital assets include wireless infrastructure (e.g., cell towers, data centers, renewable energy installations and/or computer hardware).

Real Assets:    Tangible, physical assets such as heavy equipment or construction cranes, or farmland.

Leasing (Aircraft, Equipment, Other):    Leasing of commoditized equipment or mission critical assets to a counterparty over a defined term

Mortgage Servicing Rights:    Investing in the right to administer parts or all of the mortgage servicing process to include collecting payments, withholding taxes, managing escrow and insurance premiums.

Specialty Litigation Finance-Related Investments:    Investors provide capital to plaintiffs as an unrelated third party in litigation in return for a portion of any financial recovery from the lawsuit. The Fund will pursue smaller capacity or specialty litigation finance structures versus participating in larger syndicated deals. Examples of specialty litigation include factoring medical receivables in personal injury cases or factoring of small balance post-litigation claims.

Sports and Media Rights:    Loans or advances made to athletes, team or clubs based on future guaranteed contracts. Additionally, investments in the ownership, acquisition, or monetization of broadcasting, streaming, and distribution rights for sports events and related media content. This type of investment capitalizes on the value of live sports, entertainment, and digital media consumption.

Royalties:    Loans or advances on loans secured by future royalty payments. This asset class includes: (i) franchise royalties (payments for the right to operate a branch under the brand name); and (ii) intellectual property royalties (payments for licensing of patents, trademarks, and copyrighted materials).

Public Securities:    The Fund may also invest in public securities, including public debt, and preferred stock that meet the Fund’s general investment criteria.

In selecting Niche Asset-Based Alternatives, the Investment Manager may take into account the following considerations, among others: (i) non-correlation to the public markets; (ii) high net income or distribution profile; (iii) target investment period or loan tenure up to four years or less; (iv) collateral backed by hard assets or senior in claim on cash flows; (v) tailored risk controls and loss protections; and (vi) inflation hedging-characteristics.

The Fund will allocate its investments across multiple strategies in primarily developed markets (i.e., non-emerging markets) with varying levels of liquidity and credit quality, including distressed and defaulted investments. The Fund may invest without limit in illiquid securities. The Fund may, from time to time, invest in emerging market issuers or assets. There is no limit on the duration, maturity or credit quality of any investment in the Fund’s portfolio, and the Fund’s assets will be dynamically allocated across durations, maturities and credit qualities. However, the Fund’s investment strategy will prioritize shorter-term investment tenures of 3-36 months. The Fund’s allocations among assets will vary over time in response to changing market opportunities. The Fund may invest in below-investment grade debt securities or “junk” debt securities and non-rated debt. These investments could constitute a material percentage of the Fund’s holdings at any given point in time.

The Fund may make investments through direct and indirect wholly-owned SPVs. Such SPVs will not be registered under the Investment Company Act; however, the Fund will wholly own and control any SPVs. The Board has oversight responsibility for the investment activities of the Fund, including its investment in any SPV, and the Fund’s role as sole direct or indirect owner of any SPV. The Investment Manager will serve as the investment manager to any SPV and will comply with Section 15 of the Investment Company Act with respect to advisory contract approval. The Fund does not intend to create or acquire primary control of any entity which engages in investment activities in securities or other assets other than entities wholly-owned by the Fund.

Some of the investments that the Fund is expected to make, such as investments in debt instruments having market discount and/or treated as issued with OID, may cause the Fund to recognize income or gain for U.S. federal income tax purposes prior to the receipt of any corresponding cash or other property.

The Fund and Investment Manager have been granted an exemptive order from the SEC (the “Order”) that permits the Fund to participate in certain negotiated investments alongside other funds managed by the Investment Manager or certain of its affiliates outside the parameters of Section 17 of the Investment Company Act, subject to certain conditions. The Investment Manager will not cause the Fund to engage in certain investments alongside affiliates unless such investments are permitted under the Order or unless such investments are not prohibited by Section 17(d) of the Investment Company Act or interpretations of Section 17(d) as expressed in SEC no-action letters or other available guidance. The Fund could be limited in its ability to invest in certain investments in which the Investment Manager or any of its affiliates are investing or are invested.

From time to time, in order to manage the Fund’s liquidity, or during temporary defensive periods, the Fund may also invest its assets in a variety of liquid instruments such as cash, money market mutual funds, closed-end funds, business development companies, shares of other mutual funds and exchange-traded funds, U.S. government (including agency) securities, certificates of deposit, bankers’ acceptances and other bank obligations, commercial paper or other liquid debt securities. During these periods, the Fund may not achieve its investment objectives.

The frequency and amount of portfolio purchases and sales (known as the “portfolio turnover rate”) may vary from year to year and will not be a limiting factor when the Investment Manager deems portfolio changes appropriate. Underlying Funds and other investment companies in which the Fund may invest may also be subject to high portfolio turnover rates, and the Investment Manager will have no control over such portfolio turnover rates. The Fund may engage in short-term trading strategies, and securities may be sold without regard to the length of time held when, in the opinion of the Investment Manager, investment considerations warrant such action. These policies may have the effect of increasing the annual rate of portfolio turnover of the Fund.

Investment Process

Sourcing

The Investment Manager sources opportunities through a) a proprietary network built by the Investment Manager’s Co-Chief Investment Officers b) exclusive partnerships with technology-based marketplaces and c) direct origination or co-origination with any of the aforementioned parties. The Fund will generally prioritize hard-to-source borrowers and issuers with low-capacity niche strategies that fit a rigid credit box. In general, the Investment Manager will emphasize assets that generate a large percentage of total return from income rather than capital gains.

Due Diligence

If an opportunity passes an initial screening, an extensive due diligence process begins. The Investment Manager will assess the investment strategy, including expected risk/return profile under both normal and adverse market conditions, industry analysis, competitive analysis and profile of the borrower or fund manager. The Investment Manager will prioritize a thorough assessment of a) macro and idiosyncratic risks, including volatility, credit loss, liquidity, legal, regulatory, and operational risks, as well as b) an evaluation of all relevant risk controls such as structuring, collateral controls or credit loss buffers. Finally, the Investment Manager will conduct operational due diligence to assess practical considerations such as transparency, reporting and valuation, operational complexity and legal review.

In addition, the Fund will generally leverage one or more layers of independent primary due diligence to augment the Investment Manager’s due diligence process. This may include artificial intelligence/machine learning underwriting at the issuer level, hiring domain specialists for expert calls, as well as other independent deal sponsors on syndications, which typically add several additional layers of vetting.

Portfolio Construction

The Investment Manager will utilize a range of structures and allocation types to mitigate risk, lower fees and better align with the Fund’s investment objectives. For each investment opportunity, the Investment Manager will determine which allocation type provides the best means of accessing the exposure. These allocation types include direct investments such as syndications, bilateral deals; secondaries; co-investments; or investments into private niche funds. In general, the Investment Manager will prioritize deals in which we can negotiate enhanced terms through our proprietary relationships, stability of capital or direct origination. All new allocations will be evaluated relative to the existing portfolio for their impact on sector and borrower diversification, maturity and amortization profiles, concentration limits and deployment performance drag.

Surveillance

The Investment Manager will continuously monitor each exposure for performance and alignment with the Fund’s objectives. Depending on the investment, The Fund will receive daily, weekly, monthly and/or quarterly reporting, leveraging technology where possible for ongoing surveillance and collateral management.

Liquidity Management

The Investment Manager will actively manage portfolio liquidity on a day-to-day basis, in compliance with all Investment Company Act requirements. The Fund seeks to balance the liquidity needs of investors with the overall performance of the fund by a) investing in short-duration, self-amortizing assets, b) maintaining liquid marketable positions and/or cash and c) utilizing a subscription line of credit as needed.

Except as otherwise indicated, the Fund may change its investment objectives and any of its investment policies, restrictions, strategies, and techniques without Shareholder approval. The 80% Policy is a non-fundamental policy and may be changed by the Fund without a Shareholder vote, provided that the Fund provides at least 60 days’ prior notice of such change in advance of a repurchase offer and such repurchase offer is not oversubscribed.

USE OF LEVERAGE

The Fund may enter into one or more credit agreements or other similar agreements negotiated on market terms (each, a “Borrowing Transaction”) with one or more banks or other financial institutions which may or may not be affiliated with the Investment Manager (each, a “Financial Institution”) as chosen by the Investment Manager and approved by the Board. The Fund may borrow under a credit facility for a number of reasons, including without limitation, in connection with its investment activities, to make quarterly income distributions, to satisfy repurchase requests from Shareholders, and to otherwise provide the Fund with temporary liquidity. To facilitate such Borrowing Transactions, the Fund may pledge its assets to a Financial Institution.

If and when the Fund or an Underlying Fund employs leverage, there is no assurance that such leveraging strategies will be successful. The use of leverage will increase the volatility of the performance of the underlying investment portfolio and could result in the Fund experiencing greater losses than if leverage was not used. Leveraging is a speculative technique and there are special risks and costs involved. The use of leverage may increase the Management Fee and any Incentive Fee paid by the Fund to the Adviser. To the extent the Fund uses leverage and invests in other investments that also use leverage, the risks associated with leverage will be further magnified, potentially significantly. See “PRINCIPAL RISK FACTORS — GENERAL RISK-BORROWING; USE OF LEVERAGE.”

The costs associated with any issuance and use of leverage will be borne by the Shareholders and result in a reduction of the NAV of the Shares. Such costs may include legal fees, audit fees, structuring fees, commitment fees and a usage (borrowing) fee. In addition, the Borrowing Transactions in which the Fund may incur may be secured by mortgaging, pledging or otherwise subjecting as security the assets of the Fund.

Certain types of Borrowing Transactions may result in the Fund being subject to covenants in credit agreements relating to asset coverage and portfolio composition requirements. Generally, covenants to which the Fund may be subject include affirmative covenants, negative covenants, financial covenants, and investment covenants. An example of an affirmative covenant would be one that requires the Fund to send its annual audited financial report to the lender. An example of a negative covenant would be one that prohibits the Fund from making any amendments to its fundamental policies. An example of a financial covenant is one that would require the Fund to maintain a 3:1 asset coverage ratio. An example of an investment covenant is one that would require the Fund to limit its investment in a particular asset class. The Fund may need to liquidate its investments when it may not be advantageous to do so in order to satisfy such obligations or to meet any asset coverage and segregation requirements (pursuant to the Investment Company Act or otherwise). As the Fund’s portfolio will be substantially illiquid, any such disposition or liquidation could result in substantial losses to the Fund.

The terms of the Fund’s Borrowing Transactions may also contain provisions which limit certain activities of the Fund, including the payment of dividends to Shareholders in certain circumstances, and the Fund may be required to maintain minimum average balances with the lender or to pay a commitment or other fee to maintain a line of credit. Any such requirements will increase the cost of Borrowing Transaction over the stated interest rate. In addition, certain types of Borrowing Transactions may involve the rehypothecation of the Fund’s securities. Furthermore, the Fund may be subject to certain restrictions on investments imposed by guidelines of one or more rating agencies, which may issue ratings for the short-term corporate debt securities or preferred stock issued by the Fund. These guidelines may impose asset coverage or portfolio composition requirements that are more stringent than those imposed by the Investment Company Act, as described below. It is not anticipated that these covenants or guidelines will impede the Adviser from managing the Fund’s portfolio in accordance with the Fund’s investment objective and policies. Any Borrowing Transaction will likely be ranked senior or equal to all other existing and future Borrowing Transactions of the Fund. The leverage utilized by the Fund would have complete priority upon distribution of assets over the Shares.

Under the requirements of the Investment Company Act, the Fund, immediately after any Borrowing Transaction, must have an “asset coverage” of at least 300% (33-1/3% of total assets). With respect to such Borrowing Transaction, asset coverage means the ratio which the value of the total assets of the Fund, less all liabilities and indebtedness not represented by senior securities (as defined in the Investment Company Act), bears to the aggregate amount of such borrowing represented by senior securities issued by the Fund. Also under the Investment Company Act, the Fund is not permitted to issue preferred stock unless immediately after such issuance the value of the Fund’s total assets is at least 200% of the liquidation value of the outstanding preferred stock (i.e., the liquidation value may not exceed 50% of the Fund’s total assets). In addition, the Fund is not permitted to declare any cash dividend or other distribution on its Shares unless, at the time of such declaration, the value of the Fund’s total assets is at least 200% of such liquidation value. If preferred stock is issued, the Fund intends, to the extent possible, to purchase or redeem its preferred stock from time to time to the extent necessary in order to maintain coverage of any preferred stock of at least 200%. In addition, as a condition to obtaining ratings on the preferred stock, the terms of any preferred stock issued are expected to include asset coverage maintenance provisions which will require the redemption of the preferred stock in the event of non-compliance by the Fund and also may prohibit dividends and other distributions on the Shares in such circumstances. In order to meet redemption requirements, the Fund may have to liquidate portfolio securities. Such liquidations and redemptions would cause the Fund to incur related transaction costs and could result in capital losses to the Fund. Prohibitions on dividends and other distributions on the Shares could impair the Fund’s ability to qualify as a regulated investment company under the Code. The rights of lenders to the Fund to receive interest on and repayment of principal of any Borrowing Transactions will likely be senior to those of the Shareholders. Further, the Investment Company Act grants, in certain circumstances, to the lenders to the Fund certain voting rights in the event of default in the payment of interest on or repayment of principal. In the event that such provisions would impair the Fund’s status as a regulated investment company under the Code, the Fund, subject to its ability to liquidate its portfolio, intends to repay the Borrowing Transactions. If the Fund has preferred shares outstanding, two of the Fund’s trustees will be elected by the holders of preferred shares as a class. The remaining trustees of the Fund will be elected by holders of Shares and preferred shares voting together as a single class. In the event the Fund failed to pay dividends on preferred shares for two years, the holders of the preferred shares would be entitled to elect a majority of the trustees of the Fund.

The Fund, or SPVs that are wholly-owned subsidiaries of the Fund, may enter into one or more credit agreements or other similar agreements negotiated on market terms (each, a “Borrowing Transaction”) with one or more banks or other financial institutions that may or may not be affiliated with the Investment Manager (each, a “Financial Institution”) as chosen by the Investment Manager and approved by the Board. The Fund may borrow under a credit facility for a number of reasons, including without limitation, in connection with its investment activities, to make distributions, to satisfy repurchase requests from Shareholders, and to otherwise provide the Fund with liquidity. To facilitate such Borrowing Transactions, the Fund may pledge its assets (including Fund assets held in SPVs) to a Financial Institution.

The Fund complies with Section 8 and Section 18 of the Investment Company Act, governing investment policies and capital structure and leverage, respectively, on an aggregate basis with the Borrowers. The Borrowers also comply with Section 17 of the Investment Company Act relating to affiliated transactions and custody.

On October 27, 2025, the Fund entered into a line of credit agreement (the “Credit Agreement”) with Forbright Bank. The maturity date of the Credit Agreement is October 27, 2028. The terms of the Credit Agreement provide a $30,000,000 secured revolving credit facility. Borrowings under the Credit Agreement are secured by all of the Fund’s investments, cash and cash equivalents. The Credit Agreement’s interest rate is the Term SOFR in effect on each day plus 3.625%. During the fiscal period from October 1, 2025 (commencement of operations) through March 31, 2026, the Fund had average borrowings of $13,692,308 under the Credit Agreement.

Effects of Leverage

Assuming the use of leverage in the amount of 15% of the Fund’s total assets and an annual interest rate on leverage of 9.03% payable on such leverage based on estimated market interest rates as of the date of this Prospectus, the additional income that the Fund must earn (net of estimated expenses related to leverage) in order to cover such interest payments is 1.35%. The Fund’s actual cost of leverage will be based on market interest rates at the time the Fund undertakes a leveraging strategy, and such actual cost of leverage may be higher or lower than that assumed in the previous example.

The following table is furnished in response to requirements of the SEC. It is designed to illustrate the effect of leverage on total return on the Shares, assuming investment portfolio total returns (comprised of income, net expenses and changes in the value of investments held in the Fund’s portfolio) of -10%, -5%, 0%, 5% and 10%. These assumed investment portfolio returns are hypothetical figures and are not necessarily indicative of what the Fund’s investment portfolio returns will be. In other words, the Fund’s actual returns may be greater or less than those appearing in the table below. The table further reflects the use of leverage representing approximately 15% of the Fund’s assets after such issuance and the Fund’s currently projected annual interest rate of 9.03%. See “PRINCIPAL RISK FACTORS — GENERAL RISKS — BORROWING, USE OF LEVERAGE.” The table does not reflect any offering costs of Shares or leverage.

Assumed Portfolio Return (Net of Expenses)	-10.00%	-5.00%	0.00%	5.00%	10.00%
Corresponding Return to Shareholder	-12.96%	-7.16%	-1.35%	4.45%	10.25%

Total return is composed of two elements — the dividends on Shares paid by the Fund (the amount of which is largely determined by the Fund’s net investment income after paying the cost of leverage) and realized and unrealized gains or losses on the value of the securities the Fund owns. As the table shows, leverage generally increases the return to Shareholders when portfolio return is greater than the costs of leverage and decreases return when the portfolio return is less than the costs of leverage.

PRINCIPAL RISK FACTORS

All investments carry risks to some degree. The Fund cannot guarantee that its investment objective will be achieved or that its strategy will be successful, and its NAV may decrease. An investment in the Fund involves substantial risks, including the risk that the entire amount invested may be lost. Many of these risks also apply to the Fund’s investments in the Underlying Funds.

General Risks

BORROWING; USE OF LEVERAGE.    The Fund may leverage its investments by “borrowing,” including through the use of swap agreements, options or other derivative instruments, use of short sales or issuing preferred stock or preferred debt. The use of leverage increases both risk of loss and profit potential. The Investment Manager may cause the Fund to use various methods to leverage investments, including (i) borrowing, (ii) issuing preferred stock or preferred debt, (iii) swap agreements or other derivative instruments, or (iv) a combination of these methods. The Fund expects that under normal business conditions it will utilize a combination of the leverage methods described above.

The Fund may leverage its investments, including through borrowings by one or more SPVs. In the event that an investment is made by using borrowing made through such wholly-owned SPVs, such investment may be made by SPVs. The Fund is subject to the Investment Company Act requirement that an investment company satisfy an asset coverage requirement of 300% of its indebtedness, including amounts borrowed (including through one or more SPVs that are wholly-owned subsidiaries of the Fund), measured at the time the investment company incurs the indebtedness. This means that at any given time, the value of the Fund’s total indebtedness may not exceed one-third the value of its total assets (including such indebtedness). The Fund may be required to dispose of assets on unfavorable terms if market fluctuations or other factors reduce the Fund’s asset coverage to less than the prescribed amount. The interests of persons with whom the Fund (or SPVs that are wholly-owned subsidiaries of the Fund) enters into leverage arrangements will not necessarily be aligned with the interests of the Fund’s Shareholders and such persons may have claims on the Fund’s assets that are senior to those of the Fund’s Shareholders. In addition to the risks created by the Fund’s use of leverage, the Fund is subject to the additional risk that it would be unable to timely, or at all, obtain leverage borrowing. The Fund might also be required to de-leverage, selling securities at a potentially inopportune time and incurring tax consequences.

Although leverage may increase profits, it exposes the Fund to credit risk, greater market risks and higher current expenses. The effect of leverage with respect to any investment in a market that moves adversely to such investment could result in a loss to the investment portfolio of the Fund that would be substantially greater than if the investment were not leveraged. Also, access to leverage and financing could be impaired by many factors, including market forces or regulatory changes, and there can be no assurance that the Fund will be able to secure or maintain adequate leverage or financing. See “LEVERAGE.”

MANAGEMENT RISK.    The success of the Fund depends upon the ability of the Investment Manager to develop and implement investment strategies that achieve the investment objective of the Fund. Shareholders will have no right or power to participate in the management or control of the Fund.

The NAV of the Fund changes daily based on the performance of the securities in which it invests. The Investment Manager’s judgments about the attractiveness, value and potential appreciation of a particular sector and securities or the financial performance of portfolio companies in which the Fund invests may prove to be incorrect and may not produce the desired results. The Investment Manager has no prior experience managing registered investment companies. The Investment Manager may be unable to successfully execute the Fund’s investment strategy or achieve the Fund’s investment objective.

INFLATION/DEFLATION RISK.    Inflation risk is the risk that the value of assets or income from the Fund’s investments will be worth less in the future as inflation decreases the value of payments at future dates. As inflation increases, the real value of the Fund’s portfolio could decline. In addition, during any periods of rising inflation, the dividend rates or borrowing costs associated with the Fund’s use of leverage would likely increase, which would tend to further reduce returns to the Shareholders. Deflation risk is the risk that prices throughout the economy decline over time. Deflation may have an adverse effect on the creditworthiness of issuers and may make issuer default more likely, which may result in a decline in the value of the Fund’s portfolio. The Fund may not be able to fully offset the impact of inflation through its investment strategy, and there is no assurance that returns will keep pace with rising costs or inflationary pressures.

LIMITED OPERATING HISTORY.    The Fund is a recently organized closed-end management investment company that has limited operating history and no public trading of its Shares. The Fund is designed primarily as a long-term investment vehicle and not as a trading tool. An investment in the Fund’s Shares should not constitute a complete investment program for any investor and involves a high degree of risk. Due to the uncertainty in all investments, there can be no assurance that the Fund will achieve its investment objectives. The value of the Fund’s Shares could decline substantially and cause you to lose some or all of your investment.

MINIMAL CAPITALIZATION.    The Fund is not obligated to raise any specific amount of capital. There is a risk that the amount of capital actually raised by the Fund through the offering of its Shares may be insufficient to achieve profitability or allow the Fund to realize its investment objectives. An inability to raise additional capital may adversely affect the Fund’s financial condition, liquidity and results of operations, as well as its compliance with regulatory requirements. Further, if the Fund is unable to raise sufficient capital, Shareholders may bear higher expenses due to a lack of economies of scale.

NON-DIVERSIFIED STATUS.    The Fund is a “non-diversified” management investment company. Thus, there are no percentage limitations imposed by the Investment Company Act on the Fund’s assets that may be invested, directly or indirectly, in the securities of any one issuer. Although the Investment Manager follows a general policy of seeking to spread the Fund’s capital among multiple Underlying Funds, the Investment Manager may depart from such policy from time to time and one or more Underlying Funds may be allocated a relatively large percentage of the Fund’s assets. Consequently, if one or more securities are allocated a relatively large percentage of the Fund’s assets, losses suffered by such securities could result in a higher reduction in the Fund’s capital than if such capital had been more proportionately allocated among a larger number of securities. The Fund may also be more susceptible to any single economic or regulatory occurrence than a diversified investment company. The Fund intends to satisfy the diversification requirements necessary to qualify as a regulated investment company under the Code. See “Taxes — Taxation of the Fund.”

REPURCHASE OFFERS; LIMITED LIQUIDITY.    The Fund is a closed-end investment company structured as an “interval fund” and, as such, has adopted a fundamental policy to make quarterly repurchase offers, at per-class NAV, of not less than 5% and not more than 25% of the Fund’s outstanding Shares on the repurchase request deadline, pursuant to Rule 23c-3 under the Investment Company Act. The Fund will offer to purchase only a small portion of its Shares each quarter, and there is no guarantee that Shareholders will be able to sell all of the Shares that they desire to sell in any particular repurchase offer. If a repurchase offer is oversubscribed, the Fund may repurchase only a pro rata portion of the Shares tendered by each Shareholder. The potential for proration may cause some investors to tender more Shares for repurchase than they wish to have repurchased or result in investors being unable to liquidate all or a given percentage of their investment during the particular repurchase offer.

Shares in the Fund provide limited liquidity since Shareholders will not be able to redeem Shares on a daily basis. The Fund’s Shares are not listed and the Fund does not currently intend to list its Shares on any national securities exchange. A Shareholder may not be able to tender its Shares in the Fund promptly after it has made a decision to do so. In addition, with very limited exceptions, Shares are not transferable, and liquidity will be provided only through repurchase offers made quarterly by the Fund. Shares in the Fund are therefore suitable only for investors who can bear the risks associated with the limited liquidity of Shares and should be viewed as a long-term investment.

Repurchase offers generally are funded from available cash (including, if necessary, offering proceeds) or sales of portfolio investments but may be funded with borrowings. However, the repurchase of Shares by the Fund decreases the assets of the Fund and, therefore, may have the effect of increasing the Fund’s expense ratio and portfolio turnover. Repurchase offers and the need to fund repurchase obligations may also affect the ability of the Fund to be fully invested or force the Fund to maintain a higher percentage of its assets in liquid investments, which may harm the Fund’s investment performance. Moreover, diminution in the size of the Fund through repurchases, without offsetting new sales, may result in untimely sales of portfolio investments and a higher expense ratio, and may limit the ability of the Fund to participate in new investment opportunities or to achieve its investment objective. The sale of securities to fund repurchases could reduce the market price of those securities, which in turn would reduce the Fund’s NAV. If the Fund uses leverage, repurchases of Shares may compound the adverse effects of leverage in a declining market. In addition, if the Fund borrows money to finance repurchases, interest on that borrowing will negatively affect Shareholders who do not tender their Shares by increasing Fund expenses and reducing any net investment income.

In addition, to the extent the Fund sells portfolio holdings in order to fund repurchase requests, the repurchase of Shares by the Fund may be a taxable event for the Shareholders of repurchased Shares, and potentially even for Shareholders that do not participate in the repurchase offer. Repurchase offers, if funded from offering proceeds, may constitute a return of capital for Federal income tax purposes. Any capital returned to Shareholders through the repurchase of Shares will be distributed after payment of Fund fees and expenses. See “Taxes — Taxation of the Fund — Distribution to Shareholders.”

Notices of each repurchase offer are sent to shareholders at least 21 days before the “Repurchase Request Deadline” (i.e., the date by which Shareholders must tender their Shares in response to a repurchase offer). The Fund determines the NAV applicable to repurchases no later than the fourteen (14) days after the Repurchase Request Deadline (or the next business day, if the 14th day is not a business day) (the “Repurchase Pricing Date”). The Fund will distribute payment no later than seven (7) calendar days after such date. If a Shareholder tenders all of its Shares (or a portion of its Shares) in connection with a repurchase offer made by the Fund, that tender may not be rescinded by the Shareholder after the Repurchase Request Deadline. Because the NAV applicable to a repurchase is calculated 14 days after the Repurchase Request Deadline, a Shareholder will not know its repurchase price until after it has irrevocably tendered its Shares. See “Offers to Repurchase/Repurchase Procedures.” Shareholders may be subject to market risk in relation to the tender of their Shares for repurchase because like other market investments, the value of the Fund’s Shares may move up or down, sometimes rapidly and unpredictably, between the date a repurchase offer terminates and the repurchase date. Likewise, because the Fund’s investments may include securities denominated in foreign currencies, changes in currency values between the date a repurchase offer terminates and the repurchase date may also adversely affect the value of the Fund’s Shares.

In certain circumstances, the Board may require a Shareholder to tender its Shares if, among other reasons, the Board determines that continued ownership of such Shares by the Shareholder may be harmful or injurious to the business or reputation of the Fund, or may subject the Fund or any Shareholder to an undue risk of adverse tax or other fiscal consequences, or would otherwise be in the best interests of the Fund.

Investment-Related Risks

General Investment-Related Risks

COMPETITION FOR ASSETS RISK/SOURCING INVESTMENT OPPORTUNITIES RISK.    The current lending market in which the Fund participates is competitive and rapidly changing. The Fund may face increasing competition for access to asset-based loans as the lending industry continues to evolve. The Fund may face competition from other institutional lenders such as pooled investment vehicles and commercial banks that are substantially larger and have considerably greater financial and other resources than the Fund. These potential competitors may have higher risk tolerances or different risk assessments than the Fund, which could allow them to consider a wider variety of investments than the Fund and establish relationships with direct lending managers. A direct lending manager may have similar arrangements with other parties, thereby reducing the potential investments of the Fund through such manager. There can be no assurance that the competitive pressures the Fund may face will not erode the Fund’s ability to deploy capital. If the Fund is limited in its ability to invest in asset-based loans, it may be forced to invest in cash, cash equivalents or other assets that may result in lower returns than otherwise may be available through investments in asset-based loans. If the Fund’s access to asset-based loans is limited, it would also be subject to increased concentration and counterparty risk.

The commercial lending business is highly competitive. Without a sufficient number of new qualified loan requests, there can be no assurances that the Fund will be able to compete effectively for corporate and direct loans with other market participants. General economic factors and market conditions, including the general interest rate environment, unemployment rates, and perceived consumer demand may affect borrower willingness to seek corporate and/or direct loans and investor ability and desire to invest in such loans.

On an ongoing basis, it cannot be certain that the Investment Manager will be able to continue to locate a sufficient number of suitable investment opportunities to allow the Fund to fully implement its investment strategy. In addition, privately negotiated investments in loans and illiquid securities of private middle-market companies require substantial due diligence and structuring, and the Fund may not be able to achieve its anticipated investment pace. These factors increase the uncertainty, and thus the risk, of investing in the Fund. To the extent the Fund is unable to deploy its capital, its investment income and, in turn, the results of its operations, will likely be materially adversely affected.

DEPENDENCE ON KEY PERSONNEL RISK.    The Investment Manager may be dependent upon the experience and expertise of certain key personnel in providing services with respect to the Fund’s investments. If the Investment Manager were to lose the services of these individuals, its ability to service the Fund could be adversely affected. As with any managed fund, the Investment Manager may not be successful in selecting the best-performing securities or investment techniques for the Fund’s portfolio, and the Fund’s performance may lag behind that of similar funds. The Investment Manager has informed the Fund that its investment professionals are actively involved in other investment activities not concerning the Fund and will not be able to devote all of their time to the Fund’s business and affairs. In addition, individuals not currently associated with the Investment Manager may become associated with the Fund, and the performance of the Fund may also depend on the experience and expertise of such individuals.

ECONOMIC RECESSION OR DOWNTURN RISK.    Many of the Fund’s investments may be issued by companies susceptible to economic slowdowns or recessions. Therefore, the Fund’s non-performing assets are likely to increase, and the value of its portfolio is likely to decrease, during these periods. A prolonged recession may result in losses of value in the Fund’s portfolio and a decrease in the Fund’s revenues, net income and NAV. Unfavorable economic conditions also could increase the Fund’s funding costs, limit the Fund’s access to the capital markets or result in a decision by lenders not to extend credit to it on terms it deems acceptable. These events could prevent the Fund from increasing investments and harm the Fund’s operating results.

GENERAL ECONOMIC AND MARKET CONDITIONS.    The value of the Fund’s investments may increase or decrease in response to expected, real or perceived economic, political or financial events in the U.S. or global markets. The frequency and magnitude of such changes in value cannot be predicted. The success of the Fund’s investment program may be affected by general economic and market conditions, such as interest rates, availability of credit, inflation/deflation rates, economic uncertainty, changes in laws or governmental policies, including trade policies, treaties and tariffs, and national and international political circumstances. Certain securities and other investments held by the Fund may experience increased volatility, illiquidity, or other potentially adverse effects in response to changing market conditions, inflation, changes in interest rates, lack of liquidity in the bond or equity markets, volatility in the equity markets, market disruptions caused by local or regional events such as war, acts of terrorism, the spread of infectious illness (including epidemics and pandemics) or other public health issues, recessions or other events or adverse investor sentiment or other political, regulatory and market developments (including the threatened or actual imposition of tariffs, restrictions on foreign investment and currency repatriation). These factors may affect the level and volatility of securities prices, and the liquidity of investments held by the Fund. Unexpected volatility or illiquidity could impair the Fund’s profitability or result in losses. These risks may be magnified if certain events or developments adversely interrupt the global supply chain; in these and other circumstances, such risks might affect companies worldwide due to increasingly interconnected global economies and financial markets.

International war or conflicts (including ongoing wars in Europe and the Middle East) and geopolitical events in foreign countries, along with instability in regions such as Asia, Eastern Europe, South America and the Middle East, possible terrorist attacks in the United States or around the world, and other similar events could adversely affect the U.S. and foreign financial markets. The ongoing conflicts in Ukraine and Iran and escalating conflicts in other parts of the Middle East have created, and continue to create, economic and political uncertainties and have contributed to recent global economic instability. Strategic competition between the U.S. and China and resulting tensions have also contributed to uncertainty in the geopolitical and regulatory landscapes. Similarly, other events, including natural disasters, climate-related events, pandemics or health crises may arise from time to time and be accompanied by governmental actions that may increase international tension. Any such events and responses, including regulatory developments, may cause significant volatility and declines in the global markets, disproportionate impacts to certain industries or sectors, disruptions to commerce (including to economic activity, travel and supply chains), loss of life and property damage, and may adversely affect the global economy or capital markets, as well as the Fund or Underlying Funds. As a result, whether or not the Fund or an Underlying Fund invests in securities located in or with significant exposure to the countries directly affected, the value and liquidity of the Fund’s or an Underlying Fund’s investments may be negatively impacted. Further, due to closures of certain markets and restrictions on trading certain securities, the value of certain securities held by the Fund, or an Underlying Fund, could be significantly impacted.

The impairment or failure of one or more banks with whom the Fund transacts may inhibit the Fund’s or an Underlying Fund’s ability to access depository accounts. In such cases, the Fund or an Underlying Fund may be forced to delay or forgo investments, resulting in lower Fund performance. In the event of such a failure of a banking institution where the Fund or an Underlying Fund or other Fund investment holds depository accounts, access to such accounts could be restricted and U.S. Federal Deposit Insurance Corporation (“FDIC”) protection may not be available for balances in excess of amounts insured by the FDIC. In such instances, the Fund, an Underlying Fund or other Fund investment may not recover such excess, uninsured amounts.

Additionally, various countries have seen significant internal conflicts and, in some cases, civil wars may have had an adverse impact on the securities markets of the countries concerned. In addition, the occurrence of new disturbances due to acts of war or terrorism or other political developments cannot be excluded. Nationalization, expropriation or confiscatory taxation, currency blockage, political changes, government regulation, political, regulatory or social instability or uncertainty or diplomatic developments, including the imposition of sanctions or other similar measures, could adversely affect the Fund’s investments.

Recently, the United States has enacted or proposed to enact significant new tariffs, and various federal agencies have been directed to further evaluate key aspects of U.S. trade policy, which could potentially lead to significant changes to current policies, treaties, and tariffs. There continues to exist significant uncertainty about the future relationship between the U.S. and other countries with respect to such trade policies, treaties and tariffs. These developments, or the perception that any of them could occur, may have a material adverse effect on global trade, in particular, trade between the impacted nations and the U.S.; global financial markets’ stability; and global economic conditions.

Significant uncertainty exists with respect to changes in legislation, regulation, and government policy at the federal, state, and local levels in the U.S. and internationally. Recent and potential future changes to fiscal, tax, trade, healthcare, immigration, foreign, and government regulatory policies may impact, among other things, the U.S. and global economy, international trade and relations, unemployment, corporate taxes, inflation, and the overall regulatory environment. These uncertainties and changes could adversely affect the Fund’s business, financial condition, operating results, and cash flows.

MARKET RISK.    An investment in the Fund is subject to investment risk, including the possible loss of the entire principal amount invested. An investment in the Fund also represents an indirect investment in the securities owned by the Fund, including an indirect investment in any Underlying Funds. The value of the Fund or an Underlying Fund, like other market investments, may move up or down, sometimes rapidly and unpredictably. The value of your Shares at any point in time may be worth less than the value of your original investment, even after taking into account any reinvestment of dividends and distributions.

However, a widespread health crisis such as a global pandemic could cause substantial market volatility, which may lead to less liquidity in certain instruments, industries, sectors or the markets generally, and may ultimately affect Fund performance. For example, the coronavirus (COVID-19) pandemic resulted and may continue to result in significant disruptions to global business activity and market volatility due to disruptions in market access, resource availability, facilities operations, imposition of tariffs, export controls and supply chain disruption, among others. The impact of a health crisis and other epidemics and pandemics that may arise in the future, could affect the global economy in ways that cannot necessarily be foreseen at the present time. A health crisis may exacerbate other pre-existing political, social and economic risks. Any such impact could adversely affect the Fund’s or an Underlying Fund’s performance, resulting in losses to your investment.

The Fund and the Investment Manager have in place business continuity plans reasonably designed to ensure that they maintain normal business operations, and that the Fund, its portfolio and assets are protected. However, in the event of a pandemic or an outbreak, such as COVID-19, there can be no assurance that the Fund, the Investment Manager and service providers, or the Underlying Funds, will be able to maintain normal business operations for an extended period of time or will not lose the services of key personnel on a temporary or long-term basis due to illness or other reasons. A pandemic or disease could also impair the information technology and other operational systems upon which the Investment Manager relies and could otherwise disrupt the ability of the Fund’s service providers to perform essential tasks.

NATURAL DISASTERS, ADVERSE WEATHER CONDITIONS, AND CLIMATE CHANGE.    Certain areas of the world may be exposed to adverse weather conditions, such as major natural disasters and other extreme weather events, including hurricanes, earthquakes, typhoons, floods, tidal waves, tsunamis, volcanic eruptions, wildfires, droughts, windstorms, coastal storm surges, heat waves, and rising sea levels, among others. Some countries and regions may not have the infrastructure or resources to respond to natural disasters, making them more economically sensitive to environmental events. Such disasters, and the resulting damage, could have a severe and negative impact on the Fund’s investment portfolio and, in the longer term, could impair the ability of Underlying Funds to conduct their businesses in the manner normally conducted. Adverse weather conditions also may have a particularly significant negative effect on issuers in the agricultural sector and on insurance companies that insure against the impact of natural disasters. Climate change, which is the result of a change in global or regional climate patterns, may increase the frequency and intensity of such adverse weather conditions, resulting in increased economic impact, and may pose long-term risks to the Fund’s investments. The future impact of climate change is difficult to predict but may include changes in demand for certain goods and services, supply chain disruption, changes in production costs, increased legislation, regulation, international accords and compliance-related costs, changes in property and security values, availability of natural resources and displacement of peoples. Legal, technological, political and scientific developments regarding climate change may create new opportunities or risks for Underlying Funds. These developments may create demand for new products or services, including, but not limited to, increased demand for goods that result in lower emissions, increased demand for generation and transmission of energy from alternative energy sources and increased competition to develop innovative new products and technologies. These developments may also decrease demand for existing products or services, including, but not limited to, decreased demand for goods that produce significant greenhouse gas emissions and decreased demand for services related to carbon based energy sources, such as drilling services or equipment maintenance services.

ARTIFICIAL INTELLIGENCE.    The rapid development and increasingly widespread use of certain artificial intelligence (“AI”) technologies, including machine learning models and generative artificial intelligence (collectively, “AI Technologies”), may adversely impact markets, the overall performance of the Fund’s investments and Underlying Funds, or the services provided to the Fund by its service providers (including, without limitation, the Investment Manager, administrator, custodian, or transfer agent). For example, Underlying Funds and/or service providers to the Fund may use and/or expand the use of AI Technologies in their business operations, and the challenges with properly managing its use could result in reputational harm, competitive harm, legal liability, and/or an adverse effect on business operations. AI Technologies are highly reliant on the collection and analysis of large amounts of data and complex algorithms, and it is possible that the information provided through use of AI Technologies could be insufficient, incomplete, inaccurate or biased leading to adverse effects for the Fund, including, potentially, operational errors and investment losses. Additionally, the use of AI Technologies could impact the market as a whole, including by way of use by malicious actors for market manipulation, fraud and cyberattacks, and may face regulatory scrutiny in the future, which could limit the development of this technology and impede the growth of companies that develop and use AI.

RISKS OF SECURITIES ACTIVITIES.    The Fund will invest and trade in a variety of different securities, and utilize a variety of investment instruments and techniques. Each security and each instrument and technique involves the risk of loss of capital. While the Investment Manager attempts to moderate these risks, there can be no assurance that the Fund’s investment activities will be successful or that the Shareholders will not suffer losses.

Investment Strategy-Specific Investment-Related Risks

In addition to the risks generally described in this Prospectus, the following are the specific material risks of the investment strategy:

ALTERNATIVE INVESTMENTS RISK.    Alternative investments provide limited liquidity and include, among other things, the risks inherent in investing in securities, futures, commodities and derivatives, using leverage and engaging in short sales. An investment in alternative investment products is speculative, involves substantial risks, and should not constitute a complete investment program.

ASSET-BACKED SECURITIES RISK.    Asset-backed securities often involve risks that are different from or more acute than risks associated with other types of debt instruments. For instance, asset-backed securities may be particularly sensitive to changes in prevailing interest rates. In addition, the underlying assets are subject to prepayments that shorten the securities’ weighted average maturity and may lower their return. Asset-backed securities are also subject to risks associated with their structure and the nature of the assets underlying the security and the servicing of those assets. Payment of interest and repayment of principal on asset-backed securities is largely dependent upon the cash flows generated by the assets backing the securities and, in certain cases, supported by letters of credit, surety bonds or other credit enhancements. The values of asset-backed securities may be substantially dependent on the servicing of the underlying asset pools, and are therefore subject to risks associated with the negligence by, or defalcation of, their servicers. Furthermore, debtors may be entitled to the protection of a number of state and federal consumer credit laws with respect to the assets underlying these securities, which may give the debtor the right to avoid or reduce payment. In addition, due to their often complicated structures, various asset-backed securities may be difficult to value and may constitute illiquid investments. If many borrowers on the underlying loans default, losses could exceed the credit enhancement level and result in losses to investors in asset-backed securities. The liquidity of asset-backed securities (particularly below investment grade asset-backed securities) may change over time. During periods of deteriorating economic conditions, such as recessions, or periods of rising unemployment, delinquencies and losses generally increase, sometimes dramatically, with respect to securitizations involving loans, sales contracts, receivables and other obligations underlying asset-backed securities.

BANK LOANS.    The Fund may invest in loans originated by banks and other financial institutions. The loans invested in by the Fund may include term loans and revolving loans, may pay interest at a fixed or floating rate and may be senior or subordinated. Special risks associated with investments in bank loans and participations include (i) the possible invalidation of an investment transaction as a fraudulent conveyance under relevant creditors’ rights laws, (ii) so-called lender-liability claims by the issuer of the obligations, (iii) environmental liabilities that may arise with respect to collateral securing the obligations, (iv) the risk that bank loans may not be securities and therefore may not have the protections afforded by the federal securities laws, and (v) limitations on the ability of the Fund to directly enforce its rights with respect to participations. Successful claims in respect of such matters may reduce the cash flow and/or market value of the investment. In addition, the bank loan market may face illiquidity and volatility. There can be no assurance that future levels of supply and demand in bank loan trading will provide an adequate degree of liquidity or the market will not experience periods of significant illiquidity in the future.

In addition to the special risks generally associated with investments in bank loans described above, the Fund’s investments in second-lien and unsecured bank loans will entail additional risks, including (i) the subordination of the Fund’s claims to a senior lien in terms of the coverage and recovery from the collateral and (ii) with respect to second-lien loans, the prohibition of or limitation on the right to foreclose on a second-lien or exercise other rights as a second-lien holder, and with respect to unsecured loans, the absence of any collateral on which the Fund may foreclose to satisfy its claim in whole or in part. In certain cases, therefore, no recovery may be available from a defaulted second-lien or unsecured loan. The Fund’s investments in bank loans of below investment grade companies also entail specific risks associated with investments in non-investment grade securities.

CO-INVESTMENT RISK.    The Fund expects to enter into co-investments with third parties through partnerships, joint ventures or other entities. Co-investments may involve risks not present in investments where a third party is not involved, including, for example, the possibility that a third party co-venturer or partner (each such third-party, a “Co-Investor”) might become bankrupt, may at any time have economic or business interests or goals that are inconsistent with those of the Fund, or may be in a position to take action contrary to the investment objectives of the Fund. In addition, the Fund may in certain circumstances be liable for the actions of a Co-Investor.

The Investment Adviser may have no, or only limited, access to information regarding the activities of the Co-Investors. Furthermore, the Investment Manager cannot guarantee the accuracy or completeness of such information. Accordingly, it may be difficult, if not impossible, for the Investment Manager to protect the Fund from the risk of a Co-Investor’s fraud, misrepresentation, material strategy alteration or poor judgment.

The Fund is subject to certain limitations relating to co-investments and joint transactions with affiliates, which, in certain circumstances, may limit the Fund’s ability to make investments or enter into other transactions alongside the Investment Manager’s other clients. The Fund and Investment Manager have been granted an exemptive order from the SEC that permits the Fund to participate in certain negotiated investments alongside other funds managed by the Investment Manager or certain of its affiliates outside the parameters of Section 17 of the Investment Company Act, subject to certain conditions. Although the Fund and Investment Manager have obtained the Order, the Fund could be limited in its ability to invest in certain investments in which the Investment Manager or any of its affiliates are investing or are invested. Ultimately, an inability to receive the desired allocation to certain investments could represent a risk to the Fund’s ability to achieve the desired investment returns.

COUNTERPARTY RISK.    Many of the markets in which the Fund effects its transactions are “over the counter” or “inter-dealer” markets. The participants in these markets are typically not subject to credit evaluation and regulatory oversight as are members of “exchange based” markets. These risks may differ materially from those associated with transactions effected on an exchange, which generally are backed by clearing organization guarantees, daily marking to market and settlement, and segregation and minimum capital requirements applicable to intermediaries. Transactions entered into directly between two counterparties generally do not benefit from such protections. This exposes the Fund to the risk that a counterparty will not settle a transaction in accordance with its terms and conditions because of a dispute over the terms of the contract (whether or not bona fide) or because of a credit or liquidity problem, thus causing the Fund to suffer a loss. Such counterparty risk is accentuated in the case of contracts with longer maturities where events may intervene to prevent settlement, or where the Fund has concentrated its transactions with a single or small group of counterparties. The Fund is not restricted from dealing with any particular counterparty or from concentrating its investments with one counterparty. The ability of the Fund to transact business with any one or number of counterparties, the lack of any independent evaluation of such counterparties’ financial capabilities and the absence of a regulated market to facilitate settlement may increase the potential for losses by the Fund.

DEBT SECURITIES.    One of the fundamental risks associated with such direct or indirect investments in debt and debt-related securities is credit risk, which is the risk that an issuer will be unable to make principal and interest payments on its outstanding debt obligations when due. Adverse changes in the financial condition of an issuer or in general economic conditions (or both) may impair the ability of such issuer to make such payments and result in defaults on, and declines in, the value of its debt. The Fund’s return to Shareholders would be adversely impacted if an issuer of debt securities in which the Fund invests becomes unable to make such payments when due. Other risk factors include interest rate risk (a rise in interest rates causes a decline in the value of debt securities) and prepayment risk (the debtor may pay its obligation early, reducing the amount of interest payments). These risks could affect the value of a particular investment, possibly causing the Fund’s share price and total return to be reduced and fluctuate more than other types of investments.

The Fund or Underlying Funds may also invest in municipal or other equipment finance bonds or lease obligations. Such bonds or lease obligations may be issued by state and local governments and authorities to acquire equipment and facilities, such as vehicles, telecommunications and computer equipment and other capital assets. States have different requirements for issuing municipal debt and issuing municipal leases. Municipal leases are generally subject to greater risks than general obligation or revenue bonds because they usually contain a “non-appropriation” clause, which provides that the issuer is not obligated to make payments on the obligation in future years unless funds have been appropriated for this purpose each year. Such non-appropriation clauses are required to avoid the municipal lease obligations from being treated as debt for state debt restriction purposes. Accordingly, such obligations are subject to “non-appropriation” risk. A municipal lease may be secured by the underlying capital asset, and it may be difficult to dispose of any such asset in the event of non-appropriation or other default.

DEFAULT RISK.    The ability of the Fund or an Underlying Fund to generate income through its loan investments is dependent upon payments being made by the borrower underlying such loan investments. If a borrower is unable to make its payments on a loan, the Fund may be greatly limited in its ability to recover any outstanding principal and interest under such loan.

A portion of the loans in which the Fund may invest will not be secured by any collateral, will not be guaranteed or insured by a third party and will not be backed by any governmental authority. The Fund may need to rely on the collection efforts of third parties, which also may be limited in their ability to collect on defaulted loans. The Fund may not have direct recourse against borrowers, may not be able to contact a borrower about a loan and may not be able to pursue borrowers to collect payment under loans. To the extent a loan is secured, there can be no assurance as to the amount of any funds that may be realized from recovering and liquidating any collateral or the timing of such recovery and liquidation and hence there is no assurance that sufficient funds (or, possibly, any funds) will be available to offset any payment defaults that occur under the loans. Loans are credit obligations of the borrowers and the terms of certain loans may not restrict the borrowers from incurring additional debt. If a borrower incurs additional debt after obtaining a loan through a platform, the additional debt may adversely affect the borrower’s creditworthiness generally, and could result in the financial distress, insolvency or bankruptcy of the borrower. This circumstance would ultimately impair the ability of that borrower to make payments on its loans and the Fund’s ability to receive the principal and interest payments that it expects to receive on such loan. To the extent borrowers incur other indebtedness that is secured, the ability of the secured creditors to exercise remedies against the assets of that borrower may impair the borrower’s ability to repay its loans, or it may impair a third party’s ability to collect, on behalf of the Fund, on the loan upon default. To the extent that a loan is unsecured, borrowers may choose to repay obligations under other indebtedness (such as loans obtained from traditional lending sources) before repaying an unsecured loan because the borrowers have no collateral at risk. The Fund will not be made aware of any additional debt incurred by a borrower or whether such debt is secured.

If a borrower files for bankruptcy, any pending collection actions will automatically be put on hold and further collection action will not be permitted absent court approval. It is possible that a borrower’s liability on its loan will be discharged in bankruptcy. In most cases involving the bankruptcy of a borrower with an unsecured loan, unsecured creditors will receive only a fraction of any amount outstanding on the loan, if anything.

DIRECT LENDING RISK.    To the extent the Fund is the sole lender in privately offered debt, it may be solely responsible for the expense of servicing that debt, including, if necessary, taking legal actions to foreclose on any security instrument securing the debt (e.g., the mortgage or, in the case of a mezzanine loan, the pledge). This may increase the risk and expense to the Fund compared to syndicated or publicly offered debt.

DISTRESSED SECURITIES.    Certain of the companies in whose securities the Fund may invest may be in transition, out of favor, financially leveraged or troubled, or potentially troubled, and may be or have recently been involved in major strategic actions, restructurings, bankruptcy, reorganization or liquidation. These may also be securities that are rated in the lower rating categories by one or more nationally recognized statistical rating organizations (for example, Ca or lower by Moody’s and CC or lower by S&P or Fitch) or, if unrated, are in the judgment of the Investment Manager of equivalent quality. The characteristics of these companies can cause their securities to be particularly risky, although they also may offer the potential for high returns. These companies’ securities may be considered speculative, and the ability of the companies to pay their debts on schedule could be affected by adverse interest rate movements, changes in the general economic factors affecting a particular industry or specific developments within the companies. Such investments can result in significant or even total losses. In addition, the markets for distressed investment assets are frequently illiquid. These securities may also be subject to greater price volatility and lower liquidity, making them more difficult to sell in adverse market conditions. Also, among the risks inherent in investments in a troubled issuer is that it frequently may be difficult to obtain information as to the true financial condition of such issuer. The Investment Manager’s judgments about the credit quality of a financially distressed issuer and the relative value of its securities may prove to be wrong. Investments in distressed companies may also be subject to legal and regulatory uncertainties, and outcomes may be influenced by factors beyond the Fund’s control.

In liquidation (both in and out of bankruptcy) and other forms of corporate reorganization, there exists the risk that the reorganization either will be unsuccessful (due to, for example, failure to obtain requisite approvals), will be delayed (for example, until various liabilities, actual or contingent, have been satisfied) or will result in a distribution of cash or a new security the value of which will be less than the purchase price to the Fund of the security in respect to which such distribution was made. Consequently, the Fund will be subject to significant uncertainty as to when, and in what manner, and for what value obligations evidenced by securities of financially distressed issuers will eventually be satisfied (e.g., through a liquidation of the issuer’s assets, an exchange offer or plan of reorganization, or a payment of some amount in satisfaction of the obligation). In certain transactions, the Fund may not be “hedged” against market fluctuations, or, in liquidation situations, may not accurately value the assets of the company being liquidated. This can result in losses, even if the proposed transaction is consummated.

EXTENSION RISK.    Rising interest rates tend to extend the duration of long-term, fixed rate securities, making them more sensitive to changes in interest rates. The value of longer-term securities generally changes more in response to changes in interest rates than shorter-term securities. As a result, in a period of rising interest rates, securities may exhibit additional volatility and may lose value.

ILLIQUID PORTFOLIO OF INVESTMENTS.    The Fund is expected to invest in securities that are subject to legal or other restrictions on transfer or for which no liquid market exists. A portfolio may make investments that may become less liquid in response to market developments or geopolitical events such as sanctions, trading halts or wars, or adverse investor perceptions. The market prices, if any, for such securities may be volatile and the Fund may not be able to sell them when the Investment Manager desires to do so or to realize what the Investment Manager perceives to be their fair value in the event of a sale. The sale of restricted and illiquid securities often requires more time and results in higher brokerage charges or dealer discounts and other selling expenses than does the sale of securities eligible for trading on national securities exchanges or in the over the counter markets. Restricted securities may sell at prices that are lower than similar securities that are not subject to restrictions on resale.

Investors acquiring direct loans hoping to recoup their entire principal must generally hold their loans through maturity. Direct loans may not be registered under the Securities Act of 1933, as amended (“Securities Act”) and are not listed on any securities exchange. Accordingly, those loan investments may not be transferred unless they are first registered under the Securities Act and all applicable state or foreign securities laws or the transfer qualifies for an exemption from such registration. A reliable secondary market has yet to develop, nor may one ever develop for direct loans and, as such, these investments should be considered illiquid. Until an active secondary market develops, the Fund intends to primarily hold its direct loans until maturity. The Fund may not be able to sell any of its direct loans even under circumstances when the Investment Manager believes it would be in the best interests of the Fund to sell such investments. In such circumstances, the overall returns to the Fund from its direct loans may be adversely affected. Moreover, certain direct loans may be subject to certain additional significant restrictions on transferability. Although the Fund may attempt to increase its liquidity by borrowing from a bank or other institution, its assets may not readily be accepted as collateral for such borrowing.

INFRASTRUCTURE.    The Fund may invest its assets in securities issued by companies in the infrastructure industry. Infrastructure companies are subject to a variety of factors that may adversely affect their business or operations, including high interest costs in connection with capital construction programs, high leverage, costs associated with environmental and other regulations, the effects of economic slowdown including surplus capacity, government budgetary constraints and other factors. Additionally, infrastructure companies may be subject to regulation by various governmental authorities and also may be affected by governmental regulation of rates charged to customers, service interruptions and/or legal challenges due to environmental, operational or other issues and the imposition of special tariffs and changes in tax laws, regulatory policies and accounting standards. There is also the risk that publicly-funded infrastructure projects, especially in emerging markets, may be subject to the effects of public corruption resulting in delays and cost overruns. Other risks include environmental damage due to a company’s operations or an accident, changes in market sentiment toward infrastructure and terrorist acts. Infrastructure securities may also be highly illiquid investments.

Some infrastructure companies are focused on developing new technologies and are strongly influenced by technological changes. Product development efforts by such companies may not result in viable commercial products. These companies may bear high research and development costs, which can limit their ability to maintain operations during periods of organizational growth or instability. Some infrastructure companies may be in the early stages of operations and may have limited operating histories and smaller market capitalizations on average than companies in other sectors. As a result of these and other factors, the value of investments in such issuers may be considerably more volatile than that in more established segments of the economy.

INTEREST RATE RISK.    The Fund is subject to the risks of changes in interest rates. The value of fixed rate loans is susceptible to general changes in interest rates. A decline in interest rates could reduce the amount of current income the Fund is able to achieve from interest on fixed-income securities and convertible debt. The Fund may lose money if short-term or long-term interest rates rise sharply or otherwise change in a manner not anticipated by the Fund, and an increase in interest rates could reduce the value of any fixed income securities and convertible securities owned by the Fund. To the extent that the cash flow from a fixed income security is known in advance, the present value (i.e., discounted value) of that cash flow decreases as interest rates increase; to the extent that the cash flow is contingent, the dollar value of the payment may be linked to then prevailing interest rates. Moreover, the value of many fixed income securities depends on the shape of the yield curve, not just on a single interest rate. Thus, for example, a callable cash flow, the coupons of which depend on a short term rate, may shorten (i.e., be called away) if the long rate decreases. In this way, such securities are exposed to the difference between long rates and short rates.

Duration is useful primarily as a measure of the sensitivity of a fixed income security’s market price to interest rate (i.e., yield) movements. All other things remaining equal, for each one percentage point increase in interest rates, the value of a portfolio of fixed income investments would generally be expected to decline by one percent for every year of the portfolio’s average duration above zero. For example, the value of a portfolio of fixed income securities with an average duration of eight years would generally be expected to decline by approximately 8% if interest rates rose by one percentage point.

Interest rates in the United States and many other countries have risen in recent periods and may remain elevated for the foreseeable the future. To the extent the Fund or an Underlying Fund borrows money to finance its investments, the Fund’s or an Underlying Fund’s performance will depend, in part, upon the difference between the rate at which it borrows funds and the rate at which it invests those funds. In periods of rising interest rates, the Fund’s cost of funds could increase. Because longer-term inflationary pressure may result from the U.S. government’s fiscal policies, the Fund may experience higher interest rates over its investment horizon. Adverse developments resulting from changes in interest rates could have a material adverse effect on the Fund’s or an Underlying Fund’s financial condition and results of operations.

In addition, a decline in the prices of the debt the Fund or an Underlying Fund owns could adversely affect the Fund’s NAV. Changes in market interest rates could also affect the ability of operating companies in which the Fund or an Underlying Fund invests to service debt, which could materially impact the Fund or an Underlying Fund in which the Fund may invest, thus impacting the Fund.

Variable and floating rate securities generally are less sensitive to interest rate changes but may decline in value if their interest rates do not rise as much, or as quickly, as interest rates in general. Conversely, floating rate securities will not generally increase in value if interest rates decline. When the Fund holds variable or floating rate securities, a decrease in market interest rates will adversely affect the income received from such securities and the NAV of the Fund’s shares.

ISSUER RISK.    The value of a security may decline for a number of reasons that directly relate to the issuer, such as management performance, financial leverage, and reduced demand for the issuer’s goods or services, as well as the historical and prospective earnings of the issuer and the value of its assets.

LENDER LIABILITY CONSIDERATIONS AND EQUITABLE SUBORDINATION.    A number of U.S. judicial decisions have upheld judgments obtained by borrowers against lending institutions on the basis of various evolving legal theories, collectively termed “lender liability.” Generally, lender liability is founded on the premise that a lender has violated a duty (whether implied or contractual) of good faith, commercial reasonableness and fair dealing, or a similar duty owed to the borrower or has assumed an excessive degree of control over the borrower resulting in the creation of a fiduciary duty owed to the borrower or its other creditors or shareholders. Because of the nature of its investments, the Fund may be subject to allegations of lender liability.

In addition, under common law principles that in some cases form the basis for lender liability claims, if a lender or bondholder (a) intentionally takes an action that results in the undercapitalization of a borrower to the detriment of other creditors of such borrower, (b) engages in other inequitable conduct to the detriment of such other creditors, (c) engages in fraud with respect to, or makes misrepresentations to, such other creditors or (d) uses its influence as a stockholder to dominate or control a borrower to the detriment of other creditors of such borrower, a court may elect to subordinate the claim of the offending lender or bondholder to the claims of the disadvantaged creditor or creditors, a remedy called “equitable subordination.”

Because affiliates of, or persons related to, the Investment Manager may hold equity or other interests in obligors of the Fund, the Fund could be exposed to claims for equitable subordination or lender liability or both based on such equity or other holdings. In addition, recent litigation and regulatory trends have broadened the scope of lender liability claims, including actions related to restructuring, bankruptcy, or distressed lending situations. The Fund may be subject to increased risk of such claims in connection with workouts, amendments, or enforcement actions involving its portfolio investments. The cost of defending against lender liability or equitable subordination claims, and any related judgments or settlements, could adversely affect the Fund’s returns.

LITIGATION FINANCE.    The Fund or Underlying Funds may invest in litigation finance-related investments. Some litigation finance investments pertain to litigation in which a settlement agreement or some form of agreement in principle between the parties exists. However, in some circumstances, these settlements, whether finalized or under a memorandum of understanding, require court approval or procedural steps beyond the Investment Manager’s or the Fund’s control. If parties to an agreement or agreement in principle, or the relevant judicial authorities, terminate or reject a settlement, the Fund could suffer losses in its litigation finance investments.

Evaluation and Disclosure of Cases and Case Performance.    Due to competitive and legal considerations and restrictions, the Fund and the Investment Manager may not be able to provide to investors details regarding any underlying investment opportunity. Investors will be wholly dependent upon the Investment Manager’s ability to assess and manage investments made by the Fund.

Recovery Risks and Timing Uncertainty.    Parties to a litigation, arbitration or settlement agreement must have the ability to pay a fee, judgment, award or the agreed upon amount if a case outcome or transaction is ultimately successful or completed. Part of the investment process involves the Investment Manager’s assessment of this ability to pay. However, if the party is unable to pay or further challenges the validity of a judgment or award, the Fund may have difficulties ultimately collecting its share of monetary judgments or awards. Further, given the nature of these recoveries, the Fund cannot always control the ultimate timing of an amount recovered, and there is no assurance that the Investment Manager will be able to predict the timing of any such payments.

Legal Professional Duties.    For most investments made by the Fund, the Fund will not be the client of the law firm representing the party to the litigation or transaction and will not have the ability to control decisions made by the parties or the law firm. Lawyers are generally required to act pursuant to their clients’ directives and are fiduciaries to their clients, not to the Fund. The law firms involved also will be subject to an overriding duty to the courts and not the Fund.

Reliance on Outside Counsel and Experts.    As part of the due diligence process in which the Fund engages, the Fund might rely on the advice and opinion of outside counsel and other experts in assessing potential opportunities. Further, the Fund and the Investment Manager will sometimes be dependent upon the skills and efforts of independent law firms to complete any settlement or underlying litigation or transactional matter. There is no guarantee that the ultimate outcome of any opportunities will be in line with a law firm’s or expert’s initial assessment.

LOAN PARTICIPATIONS AND ASSIGNMENTS.    The Fund may acquire interests in loans either directly (by way of sale or assignment) or indirectly (by way of participation). The purchaser of an assignment typically succeeds to all the rights and obligations of the assigning institution and becomes a lender under the credit agreement with respect to the debt obligation; however, its rights can be more restricted than those of the assigning institution. Participation interests in a portion of a debt obligation typically result in a contractual relationship only with the institution participating out the interest, not with the borrower. In purchasing participations, the Fund generally will have no right to enforce compliance by the borrower with the terms of the loan agreement, nor any rights of set-off against the borrower, and the Fund may not directly benefit from the collateral supporting the debt obligation in which it has purchased the participation. As a result, the Fund will assume the credit risk of both the borrower and the institution selling the participation. A selling institution voting in connection with a potential waiver of a default by a borrower may have interests different from those of the Fund, and the selling institution might not consider the interests of the Fund in connection with its vote. Notwithstanding the foregoing, many participation agreements with respect to loans provide that the selling institution may not vote in favor of any amendment, modification or waiver that forgives principal, interest or fees, reduces principal, interest or fees that are payable, postpones any payment of principal (whether a scheduled payment or a mandatory prepayment), interest or fees or releases any material guarantee or collateral without the consent of the participant (at least to the extent the participant would be affected by any such amendment, modification or waiver). In addition, many participation agreements with respect to loans that provide voting rights to the participant further provide that if the participant does not vote in favor of amendments, modifications or waivers, the selling institution may repurchase such participation at par.

MERCHANT FINANCE.    The Fund may invest in merchant finance products, including merchant cash advances (“MCAs”) and other business cash advance products. Merchant finance products typically involve the purchase of a portion of a merchant’s or business’s future receivables or revenue at a discount in exchange for an upfront lump sum payment. Merchants receiving MCAs or similar products are often small businesses that may have limited access to traditional financing, less experienced management teams, and higher failure rates than larger, more established businesses.

The failure, bankruptcy, or declining revenues of a merchant could result in a complete loss of the Fund’s investment. Additionally, merchants may prioritize other obligations over MCA payments, particularly during periods of financial stress, and the Fund may have limited legal recourse to recover amounts owed.

MORTGAGE SERVICING RIGHTS.    Mortgage servicing rights are the contractual rights to cash flows payable to the actual mortgage servicer of a pool of mortgage loans for their ongoing administrative duties. An investment in mortgage servicing rights is negatively impacted if prepayments are higher than projected (often precipitated by a decline in interest rates), defaults and/or delinquencies are higher than projected, mortgage servicing advances are higher than projected, or a prior mortgage servicing government sponsored enterprise approval is revoked. A mortgage servicer requires approval from a government sponsored enterprise such as Fannie Mae or Freddie Mac before they are allowed to service conforming mortgages. Mortgage servicing rights can also be negatively impacted by changes in state and/or federal regulations.

NON-BANK LENDING.    The Fund may engage with a variety of U.S. and non-U.S. non-bank lenders, including but not limited to, providing senior credit facilities secured by their origination, investing in whole loans or pooled vehicles that hold their origination and taking equity warrants in the non-bank lender. Non-bank lenders pose unique risks relative to traditional banks, not the least of which is that they generally operate in a less regulated environment, which may result in weaker capitalization, less robust operational and risk controls, higher and more variable costs of capital and heightened legal and fraud risk. In addition, the regulatory requirements for non-bank lenders are variable across local and national jurisdictions and subject to sudden change in ways that may have a material adverse impact on their ability to continue to conduct business.

NON-PERFORMING LOANS.    The Fund may invest in non-performing and sub-performing loans which often involve workout negotiations, restructuring and the possibility of foreclosure. These processes are often lengthy and expensive. In addition, the Fund’s investments may include securities and debt obligations of financially distressed issuers, including companies involved in bankruptcy or other reorganization and liquidation proceedings. As a result, the Fund’s investments may be subject to additional bankruptcy related risks, and returns on such investments may not be realized for a considerable period of time.

ORIGINAL ISSUE DISCOUNT SECURITIES.    Investments by the Fund in zero coupon or other discount securities will result in income to the Fund equal to a portion of the excess of the face value of the securities over their issue price (“original issue discount”) each year that the securities are held, even though the Fund may receive no cash interest payments or may receive cash interest payments that are less than the income recognized for tax purposes. This income is included in determining the amount of income which the Fund must distribute to avoid the payment of federal income tax and the 4% excise tax. Because such income may not be matched by a corresponding cash payment to the Fund, the Fund may be required to borrow money or dispose of securities to be able to make distributions to its Shareholders.

PORTFOLIO FINANCE.    The Fund may engage, either directly or through Underlying Funds, in portfolio financing transactions. These investments will typically be loans secured by a pool of underlying investments and are subject to the inherent risks typically found in debt origination or investment in debt securities. Additional risks for these types of loans could include difficulty in valuing the underlying portfolio assets, underlying limited partners resisting or contesting such loans, the removal of the investment manager and/or general partner subjecting the investment to additional management instability and the potential to have the investment subordinated to current and/or future debt at the fund level. Further, if the debt is secured by uncalled committed capital, there is a risk that underlying limited partners could default on their commitment. These pools of collateral could also be concentrated in only a few companies or the ownership could be diluted by further capital funding that may be required.

PREFERRED SECURITIES.    The Fund may invest in preferred securities. There are various risks associated with investing in preferred securities, including credit risk, interest rate risk, deferral and omission of distributions, subordination to bonds and other debt securities in a company’s capital structure, limited liquidity, limited voting rights and special redemption rights. Interest rate risk is, in general, the risk that the price of a debt security falls when interest rates rise. Securities with longer maturities tend to be more sensitive to interest rate changes. Credit risk is the risk that an issuer of a security may not be able to make principal and interest or dividend payments on the security as they become due. Holders of preferred securities may not receive dividends, or the payment can be deferred for some period of time. In bankruptcy, creditors are generally paid before the holders of preferred securities.

PREPAYMENT RISK.    When interest rates decline, fixed income securities with stated interest rates may have their principal paid earlier than expected. This may result in the Fund having to reinvest that money at lower prevailing interest rates, which can reduce the returns of the Fund.

PRIVATE COMPANY RISK.    Investment in private companies involves a number of significant risks. Generally, little public information exists about these companies, and the Fund (or Underlying Fund) is required to rely on the ability of the investment adviser’s investment professionals to obtain adequate information to evaluate the potential returns from investing in these companies. If the Investment Manager is unable to uncover all material information about these companies, it may not be able to make a fully informed investment decision and may lose money on its investments. Private companies may have limited financial resources and may be unable to meet their obligations under their debt securities that the Fund (or Underlying Fund) holds, which may be accompanied by a deterioration in the value of any collateral and a reduction in the likelihood of the Fund (or Underlying Fund) realizing any guarantees it may have obtained in connection with its investment. In addition, they typically have shorter operating histories, narrower product lines and smaller market shares than larger businesses, which tend to render them more vulnerable to competitors’ actions and market conditions, as well as general economic downturns. These companies generally have less predictable operating results, may from time to time be parties to litigation, may be engaged in rapidly changing businesses with products subject to a substantial risk of obsolescence and may require substantial additional capital to support their operations, finance expansion or maintain their competitive position. These companies may have difficulty accessing the capital markets to meet future capital needs, which may limit their ability to grow or to repay their outstanding indebtedness upon maturity. In addition, investments in private companies may be structured as pay-in-kind securities with minimal or no cash interest or dividends until the company meets certain growth and liquidity objectives.

PRIVATE CREDIT RISK.    As part of its strategy, the Fund will seek to invest in select less liquid or illiquid private credit investments, generally involving corporate borrowers, either directly or through Private Funds. Typically, private credit investments are in restricted securities that are not traded in public markets and subject to substantial holding periods, so that the Fund may not be able to resell some of its holdings for extended periods, which may be several years. The Fund’s investments are also subject to the risks associated with investing in private securities. Investments in private securities are illiquid, can be subject to various restrictions on resale, and there can be no assurance that the Fund will be able to realize the value of such investments in a timely manner. Additionally, private credit investments can range in credit quality depending on security-specific factors, including total leverage, amount of leverage senior to the security in question, variability in the issuer’s cash flows, the size of the issuer, the quality of assets securing debt and the degree to which such assets cover the subject company’s debt obligations. The companies in which the Fund invests may be leveraged, often as a result of leveraged buyouts or other recapitalization transactions, and often will not be rated by national credit rating agencies.

REAL ESTATE RELATED RISK.    The main risk of real estate related investments is that the value of the underlying real estate may go down. Many factors may affect real estate values. These factors include both the general and local economies, the amount of new construction in a particular area, the laws and regulations (including zoning and tax laws) affecting real estate and the costs of owning, maintaining and improving real estate. The availability of mortgages and changes in interest rates may also affect real estate values. If the Fund’s real estate-related investments are concentrated in one geographic area or in one property type, the Fund will be particularly subject to the risks associated with that area or property type. The Fund may invest in a wide array of real estate exposures that involve equity or equity-like risk in the underlying properties. Real estate historically has experienced significant fluctuation and cycles in value, and specific market conditions may result in a permanent reduction in value. The value of the real estate will depend on many factors beyond the control of the general partner, including, without limitation: changes in general economic or local conditions; changes in supply of or demand for competing properties in an area (as a result, for instance, of over-building); changes in interest rates; the promulgation and enforcement of governmental regulations relating to land use and zoning restrictions, environmental protection and occupational safety; unavailability of mortgage funds which may render the construction, leasing, sale or refinancing of a property difficult; the financial condition of borrowers and of tenants, buyers and sellers of property; changes in real estate tax rates and other operating expenses; the imposition of rent controls; energy and supply shortages; various uninsured or uninsurable risks; the increasing cost of insurance and the potential inability to obtain insurance; and natural disasters.

RECEIVABLES.    The Fund may invest in loans or advances made to businesses, secured by invoice receivables, originated by specialty finance managers, marketplace lending platforms or other originators. The Fund will be reliant on the originator’s ability to source suitable deals, detect fraud, assess the credit worthiness of both the borrower and the obligor on the invoice, manage operational and financial risk and, in the event of default, pursue and collect collateral. In the event of default, the Fund incurs the risk that it may only rank as an unsecured creditor. The obligor on the invoice may dispute any aspect of its obligation and delay, reduce or withhold payments, which may affect the value of the collateral.

REINVESTMENT RISK.    Income from the Fund’s portfolio will decline if and when the Fund invests the proceeds from matured, traded or called debt obligations at market interest rates that are below the portfolio’s current earnings rate. For instance, during periods of declining interest rates, an issuer of debt obligations may exercise an option to redeem securities prior to maturity, forcing the Fund to invest in lower-yielding securities. The Fund also may choose to sell higher yielding portfolio securities and to purchase lower yielding securities to achieve greater portfolio diversification because the portfolio managers believe the current holdings are overvalued or for other investment-related reasons. A decline in income received by the Fund from its investments is likely to have a negative effect on dividend levels, NAV and/or overall return of the Fund’s shares.

RIC-RELATED RISKS OF INVESTMENT GENERATING NON-CASH TAXABLE INCOME.    Certain of the Fund’s investments will require the Fund to recognize taxable income in a tax year in excess of the cash generated on those investments during that year. In particular, the Fund expects to invest in loans and other debt instruments, including payment-in-kind instruments, that will be treated as having “market discount” and/or OID for U.S. federal income tax purposes. Additionally, the Fund may invest in passive foreign investment companies (“PFICs”) with respect to which it may make an election to recognize income currently in order to avoid a Fund-level tax and non-deductible interest that would otherwise be imposed by the Code. Because the Fund may be required to recognize income in respect of these investments before, or without receiving, cash representing such income, the Fund may have difficulty satisfying the annual distribution requirements applicable to RICs and avoiding Fund-level U.S. federal income and/or excise taxes. Accordingly, the Fund may be required to sell assets, including at potentially disadvantageous times or prices, raise additional debt or equity capital, make taxable distributions of Shares or debt securities, or reduce new investments, to obtain the cash needed to make these income distributions. Such required cash distributions may need to be paid from offering proceeds. If the Fund liquidates assets to raise cash, the Fund may realize additional gain or loss on such liquidations. In the event the Fund realizes additional net capital gains from such liquidation transactions, Shareholders may receive larger capital gain distributions than it or they would in the absence of such transactions. Additionally, the required recognition of income for U.S. federal income tax purposes without an associated receipt of cash may have a negative impact on liquidity (because it represents a non-cash component of the Fund’s taxable income that must, nevertheless, be distributed in cash to avoid the Fund being subject to corporate level taxation).

Instruments that are treated as having OID for U.S. federal income tax purposes may have unreliable valuations because their continuing accruals require judgments about the collectability of the deferred payments and the value of any collateral. Loans that are treated as having OID generally represent a significantly higher credit risk than coupon loans. Accruals on such instruments may create uncertainty about the source of Fund distributions to Shareholders. OID creates the risk of non-refundable cash payments to the Investment Manager based on accruals that may never be realized. In addition, the deferral of payment-in-kind interest also reduces a loan’s loan-to-value ratio at a compounding rate. Additional risks presented by investments in OID securities include the following: (i) market prices of OID instruments are more volatile because they are affected to a greater extent by interest rate changes than instruments that pay interest periodically in case; and (ii) use of payment-in-kind and OID securities may provide certain benefits to the Investment Manager including increasing management fees and incentive compensation.

ROYALTIES.    The Fund may invest in royalties, either directly purchasing the asset generating royalties or providing loans secured by royalties. Investments in royalties incorporate a number of general market risks along with risks specific to various underlying royalty strategies, such as oil & gas, music/entertainment and healthcare, among others. Included in those risks could be volatility in commodities, regulatory changes, delays in government approvals, patent defense and enforcement, product liabilities, product pricing and the dependence on third parties to market or distribute the product. The market performance of the target products, therefore, may be diminished by any number of factors that are beyond the Fund’s control.

SECOND LIEN AND SUBORDINATED LOANS.    The Fund may invest in secured subordinated loans, including second and lower lien loans. Second lien loans are generally second in line in terms of repayment priority. A second lien loan may have a claim on the same collateral pool as the first lien or it may be secured by a separate set of assets. Second lien loans generally give investors priority over general unsecured creditors in the event of an asset sale. The priority of the collateral claims of third or lower lien loans ranks below holders of second lien loans and so on. Such junior loans are subject to the same general risks inherent to any loan investment, including credit risk, market and liquidity risk, and interest rate risk. Due to their lower place in the borrower’s capital structure and possible unsecured or partially secured status, such loans involve a higher degree of overall risk than senior loans of the same borrower. In addition, the rights the Fund may have with respect to the collateral securing the loans the Fund makes to borrowers with senior debt outstanding may also be limited pursuant to the terms of one or more intercreditor agreements that the Fund may enter into with the holders of such senior debt. Under a typical intercreditor agreement, at any time that obligations that have the benefit of the first priority liens are outstanding, any of the following actions that may be taken in respect of the collateral will be at the direction of the holders of the obligations secured by the first priority liens: (i) the ability to cause the commencement of enforcement proceedings against the collateral; (ii) the ability to control the conduct of such proceedings; (iii) the approval of amendments to collateral documents; (iv) releases of liens on the collateral; and (v) waivers of past defaults under collateral documents. The Fund may not have the ability to control or direct such actions, even if the Fund’s rights are adversely affected.

SENIOR LOANS.    The senior loans in which the Fund will invest will primarily be rated below investment grade, but may also be unrated and of comparable credit quality. As a result, although senior loans are senior and typically secured in a first or second lien position in contrast to other below investment grade fixed income instruments, which are often subordinated or unsecured, the risks associated with such senior loans are generally similar to the risks of other below investment grade fixed income instruments. Investments in below investment grade senior loans are considered speculative because of the credit risk of the borrowers. Such borrowers are more likely than investment grade borrowers to default on their payments of interest and principal owed to the Fund, and such defaults could reduce the NAV of the Shares and income distributions. An economic downturn would generally lead to a higher non-payment rate, and a senior loan may lose significant market value before a default occurs. Moreover, any specific collateral used to secure a senior loan may decline in value or become illiquid, which would adversely affect the senior loan’s value. Senior loans are subject to a number of risks described elsewhere in this prospectus, including non-payment of principal, liquidity risk and the risk of investing in below investment grade fixed-income instruments.

Senior loans are subject to the risk of non-payment of scheduled interest or principal. Such non-payment would result in a reduction of income to the Fund, a reduction in the value of the investment and a potential decrease in the NAV of the Shares. There can be no assurance that the liquidation of any collateral securing a senior loan would satisfy the borrower’s obligation in the event of non-payment of scheduled interest or principal payments, whether when due or upon acceleration, or that the collateral could be liquidated, readily or otherwise. In the event of bankruptcy or insolvency of a borrower, the Fund could experience delays or limitations with respect to its ability to realize the benefits of the collateral, if any, securing a senior loan. The collateral securing a senior loan, if any, may lose all or substantially all of its value in the event of the bankruptcy or insolvency of a borrower. Some senior loans are subject to the risk that a court, pursuant to fraudulent conveyance or other similar laws, could subordinate such senior loans to presently existing or future indebtedness of the borrower or take other action detrimental to the holders of senior loans including, in certain circumstances, invalidating such senior loans or causing interest previously paid to be refunded to the borrower. Additionally, a senior loan may be “primed” in bankruptcy, which reduces the ability of the holders of the senior loan to recover on the collateral. Priming takes place when a debtor in bankruptcy is allowed to incur additional indebtedness by the bankruptcy court and such indebtedness has a senior or pari passu lien with the debtor’s existing secured indebtedness, such as existing senior loans or secured corporate bonds.

There may be less readily available information about most senior loans and the borrowers thereunder than is the case for many other types of securities, including securities issued in transactions registered under the Securities Act or registered under the Exchange Act, and borrowers subject to the periodic reporting requirements of Section 13 of the Exchange Act. Senior loans may be issued by companies that are not subject to SEC reporting requirements and these companies, therefore, do not file reports with the SEC that must comply with SEC form requirements and in addition are subject to a less stringent liability disclosure regime than companies subject to SEC reporting requirements. As a result, the Investment Manager will rely primarily on its own evaluation of a borrower’s credit quality rather than on any available independent sources.

The secondary trading market for senior loans may be less liquid than the secondary trading market for registered investment grade debt securities. No active trading market may exist for certain senior loans, which may make it difficult to value them. Illiquidity and adverse market conditions may mean that the Fund may not be able to sell senior loans quickly or at a fair price. To the extent that a secondary market does exist for certain senior loans, the market for them may be subject to irregular trading activity, wide bid/ask spreads and extended trade settlement periods. In addition, investments in bank loans may not be securities and may not have the protections of the federal securities laws. In such circumstances, fewer legal protections may be available with respect to the Fund’s investment in senior loans. In particular, if a senior loan is not considered a security under the federal securities laws, certain legal protections normally available to securities investors under the federal securities laws, such as those against fraud and misrepresentation, may not be available.

Senior loans and other variable rate debt instruments are subject to the risk of payment defaults of scheduled interest or principal. Such payment defaults would result in a reduction of income to the Fund, a reduction in the value of the investment and a potential decrease in the NAV of the Shares. Similarly, a sudden and significant increase in market interest rates may increase the risk of payment defaults and cause a decline in the value of these investments and in the NAV of Shares. Other factors (including, but not limited to, rating downgrades, credit deterioration, a large downward movement in stock prices, a disparity in supply and demand of certain securities or market conditions that reduce liquidity) can reduce the value of senior loans and other debt obligations, impairing the NAV of the Shares.

Senior loans are subject to legislative risk. If legislation or state or federal regulations impose additional requirements or restrictions on the ability of financial institutions to make loans, the availability of senior loans for investment by the Fund may be adversely affected. In addition, such requirements or restrictions could reduce or eliminate sources of financing for certain borrowers. This would increase the risk of default. If legislation or federal or state regulations require financial institutions to increase their capital requirements, this may cause financial institutions to dispose of senior loans that are considered highly levered transactions. Such sales could result in prices that, in the opinion of the Investment Manager, do not represent fair value. If the Fund attempts to sell a senior loan at a time when a financial institution is engaging in such a sale, the price the Fund could receive for the senior loan may be adversely affected.

The Fund expects to acquire senior loans primarily through assignments and, to a lesser extent, through participations. The purchaser of an assignment typically succeeds to all the rights and obligations of the assigning institution and becomes a lender under the credit agreement with respect to the debt obligation; however, the purchaser’s rights can be more restricted than those of the assigning institution, and the Fund may not be able to unilaterally enforce all rights and remedies under the loan and with regard to any associated collateral. In general, a participation is a contractual relationship only with the institution participating out the interest, not with the borrower. Sellers of participations typically include banks, broker-dealers, other financial institutions and lending institutions. In purchasing participations, the Fund generally will have no right to enforce compliance by the borrower with the terms of the loan agreement against the borrower, and the Fund may not directly benefit from the collateral supporting the debt obligation in which it has purchased the participation. As a result, (i) the Fund will be exposed to the credit risk of both the borrower and the institution selling the participation and (ii) both the borrower and the institution selling the participation will be considered issuers for purposes of the Fund’s investment restriction concerning industry concentration. Further, in purchasing participations in lending syndicates, the Fund may be more limited than it otherwise would be in its ability to conduct due diligence on the borrower. In addition, as a holder of the participations, the Fund may not have voting rights or inspection rights that the Fund would otherwise have if it were investing directly in the senior loan, which may result in the Fund being exposed to greater credit or fraud risk with respect to the borrower or the senior loan.

SMALL BUSINESS LENDING.    The Fund may make investments in a variety of structures that involve lending to small businesses and newly formed companies. Lending to small businesses and startups presents unique risks. Small businesses and startups generally have limited borrowing and operating histories, making it more difficult to assess their creditworthiness. In addition, small businesses and startups may have fewer assets available to use as collateral, leaving the Fund with little recourse in the event of default on the loan. The businesses of the borrowers may not have steady earnings growth, may be operated by less experienced individuals, may have limited resources and may be more vulnerable to adverse general market or economic developments.

SPECIALTY FINANCE AND OTHER FINANCIAL COMPANIES RISK.    The profitability of specialty finance and other financial companies is largely dependent upon the availability and cost of capital funds, and may fluctuate significantly in response to changes in interest rates, as well as changes in general economic conditions. Any impediments to a specialty finance or other financial company’s access to capital markets, such as those caused by general economic conditions or a negative perception in the capital markets of the company’s financial condition or prospects, could adversely affect such company’s business. From time to time, severe competition may also affect the profitability of specialty finance and other financial companies.

Specialty finance and other financial companies are subject to rapid business changes, significant competition, value fluctuations due to the concentration of loans in particular industries significantly affected by economic conditions (such as real estate or energy) and volatile performance based upon the availability and cost of capital and prevailing interest rates. In addition, credit and other losses resulting from the financial difficulties of borrowers or other third parties potentially may have an adverse effect on companies in these industries. Credit losses or mergers, acquisitions, or bankruptcies of financial firms could make it difficult for specialty finance and other financial companies to obtain financing on favorable terms or at all, which would seriously affect the profitability of such firms. Furthermore, accounting rule changes, including with respect to the standards regarding the valuation of assets, consolidation in the financial industry and additional volatility in the stock market have the potential to significantly impact specialty finance companies as well.

Specialty finance and other financial companies in general are subject to extensive governmental regulation, which may change frequently. Regulatory changes could cause business disruptions or result in significant loss of revenue to companies in which the Fund invests, and there can be no assurance as to the actual impact that these laws and their regulations will have on the financial markets and the Fund’s investments in specialty finance and other financial companies. Specialty finance and other financial companies in a given country may be subject to greater governmental regulation than many other industries, and changes in governmental policies and the need for regulatory approval may have a material effect on the services offered by companies in the financial services industry. Governmental regulation may limit both the financial commitments banks can make, including the amounts and types of loans, and the interest rates and fees they can charge. In addition, governmental regulation in certain foreign countries may impose interest rate controls, credit controls and price controls.

Under current regulations of the SEC, the Fund may not invest more than 5% of its total assets in the securities of any company that derives more than 15% of its gross revenues from securities brokerage, underwriting or investment management activities. In addition, the Fund may not acquire more than 5% of the outstanding equity securities, or more than 10% of the outstanding principal amount of debt securities, of any such company. This may limit the Fund’s ability to invest in certain specialty finance and other financial companies.

SPORTS AND MEDIA RIGHTS RISK.    The Fund may invest in loans or advances made to athletes, team or clubs based on future guaranteed contracts. Such loans can carry financial, contractual, reputational, and compliance-related issues. Additionally, the rise of streaming services may potentially impacting revenue streams investments in the ownership, acquisition, or monetization of broadcasting, streaming, and distribution rights for sports events and related media content. Disputes over media rights can lead to delayed payments, reputational damage, and disruption of events.

SPREAD RISK.    Wider credit spreads and decreasing market values typically represent a deterioration of the debt security’s credit soundness and a perceived greater likelihood or risk of default by the issuer.

STRUCTURED NOTES.    Investments in structured notes involve risks, including credit risk and market risk. Where the Fund’s investments in structured notes are based upon the movement of one or more factors, including currency exchange rates, interest rates, referenced bonds and stock indices, depending on the factor used and the use of multipliers or deflators, changes in interest rates and movement of the factor may cause significant price fluctuations. Additionally, changes in the reference instrument or security may cause the interest rate on the structured note to be reduced to zero and any further changes in the reference instrument may then reduce the principal amount payable on maturity. Structured notes may be less liquid than other types of securities and more volatile than the reference instrument or security underlying the note.

TRANSPORTATION FINANCE.    The Fund may invest in transportation finance-related instruments. The transportation finance sector is cyclical in nature and will likely be dependent upon continued economic growth in the world’s economies. Economic recessions, terrorism, pandemics, the price of fuel, and newer, more efficient vehicles are all risks to these types of investments. Further, funds operating in these sectors will often have greater portfolio concentration.

TRADE FINANCE.    Trade finance as an asset class typically consists of the financing of goods or materials during the time it takes to transport the goods from one geographic location to another. The Fund may invest in trade finance, structured trade finance, export finance, and project finance, or related obligations of companies or other entities with potential for exposure to emerging markets, all through a variety of forms, structures, and terms. Investing in trade finance may present emerging market risk, where the Fund considers risks tied to political and economic factors (different and often more complex than those faced domestically), ranging from but not limited to: expropriation, confiscation, nationalization, election, or war. Emerging market risk can also produce risk associated with loan market health, additional costs, regulatory practices, accounting standards, credit systems, taxation, and currency risk. Additionally, trade finance may entail transportation and warehousing risk, legal risk, collateral value risk, liquidity risk, and global market risk. Counterparty risk exists in default and fraud, as well as custody risks of theft and natural disaster. Finally, to the extent the buyer does not follow through on the contractual purchase, the Fund bears the price risk of reselling the goods to a new buyer.

UNSECURED LOANS.    The Fund may make unsecured loans to borrowers, meaning that such loans will not benefit from any interest in collateral of such borrowers. Liens on such a borrower’s collateral, if any, will secure the borrower’s obligations under its outstanding secured debt and may secure certain future debt that is permitted to be incurred by the borrower under its secured loan agreements. The holders of obligations secured by such liens will generally control the liquidation of, and be entitled to receive proceeds from, any realization of such collateral to repay their obligations in full before the Fund. In addition, the value of such collateral in the event of liquidation will depend on market and economic conditions, the availability of buyers and other factors. There can be no assurance that the proceeds, if any, from sales of such collateral would be sufficient to satisfy the Fund’s unsecured loan obligations after payment in full of all secured loan obligations. If such proceeds were not sufficient to repay the outstanding secured loan obligations, then the Fund’s unsecured claims generally would rank equally with the unpaid portion of such secured creditors’ claims against the borrower’s remaining assets, if any.

VALUATION RISK.    Unlike publicly traded common stock which trades on national exchanges, there is no central place or exchange for most of the Fund’s investments to trade. Due to the lack of centralized information and trading, the valuation of loans or fixed-income instruments may result in more risk than that of common stock. Uncertainties in the conditions of the financial market, unreliable reference data, lack of transparency and inconsistency of valuation models and processes may lead to inaccurate asset pricing. In addition, other market participants may value securities differently than the Fund. As a result, the Fund may be subject to the risk that when an instrument is sold in the market, the amount received by the Fund is less than the value of such loans or fixed-income instruments carried on the Fund’s books.

Shareholders should recognize that valuations of illiquid assets involve various judgments and consideration of factors that may be subjective. As a result, the NAV of the Fund, as determined based on the fair value of its investments, may vary from the amount ultimately received by the Fund from its investments. This could adversely affect Shareholders whose Shares are repurchased as well as new Shareholders and remaining Shareholders. For example, in certain cases, the Fund might receive less than the fair value of its investment, resulting in a dilution of the value of the Shares of Shareholders who do not tender their Shares in any coincident repurchase offer and a windfall to tendering Shareholders; in other cases, the Fund might receive more than the fair value of its investment, resulting in a windfall to Shareholders remaining in the Fund, but a shortfall to tendering Shareholders.

ADDITIONAL RISKS OF THE FUND

UNDERLYING FUND RISK.    The Fund will incur higher and duplicative expenses, including advisory fees, when it invests in Underlying Funds. There is also the risk that the Fund may suffer losses due to the investment practices of the Underlying Funds (such as the use of derivatives). The ETFs in which the Fund may invest that attempt to track an index may not be able to replicate exactly the performance of the indices they track, due to transactions costs and other expenses of the ETFs. The existence of extreme market volatility or potential lack of an active trading market for an ETF’s or closed-end fund’s shares could result in such shares trading at a significant premium or discount to their NAV (the amount that an ETF or closed-end fund is trading above or below its NAV) and may increase the fund’s bid-ask spread (the difference between the offer/sell price and purchase/buy price of a security). The shares of listed closed-end funds may also frequently trade at a discount to their NAV. There can be no assurance that the market discount on shares of any closed-end fund purchased by the Fund will ever decrease, and it is possible that the discount may increase.

The Fund may invest in the securities of other investment companies to the extent that such investments are consistent with the Fund’s investment objectives and permissible under the Investment Company Act. Under one provision of the Investment Company Act, the Fund may not acquire the securities of other investment companies if, as a result, (i) more than 10% of the Fund’s total assets would be invested in securities of other investment companies, (ii) such purchase would result in more than 3% of the total outstanding voting securities of any one investment company being held by the Fund or (iii) more than 5% of the Fund’s total assets would be invested in any one investment company. In some instances, the Fund may invest in an investment company in excess of these limits. For example, the Fund may invest in other registered investment companies, such as mutual funds, closed-end funds and ETFs in excess of the statutory limits imposed by the Investment Company Act in reliance on Rule 12d1-4 under the Investment Company Act. These investments would be subject to the applicable conditions of Rule 12d1-4, which in part would affect or otherwise impose certain limits on the investments and operations of the underlying fund. Accordingly, if the Fund serves as an “underlying fund” to another investment company, the Fund’s ability to invest in other investment companies, private funds and other investment vehicles may be limited and, under these circumstances, the Fund’s investments in other investment companies, private funds and other investment vehicles will be consistent with applicable law and/or exemptive relief obtained from the SEC. The requirements of Rule 12d1-4 will be implemented by the Fund with respect to its fund of funds arrangements, as required by the Investment Company Act.

INVESTMENT IN PRIVATE FUNDS RISK.    The Fund may invest in Private Funds that are not registered as investment companies. As a result, the Fund as an investor in these funds would not have the benefit of certain protections afforded to investors in registered investment companies. The Fund may not have the same amount of information about the identity, value, or performance of the Private Funds’ investments as such Private Funds’ managers. Investments in Private Funds generally will be illiquid and generally may not be transferred without the consent of the fund. The Fund may be unable to liquidate its investment in a Private Fund when desired (and may incur losses as a result), or may be required to sell such investment regardless of whether it desires to do so. Upon its withdrawal of all or a portion of its interest in a Private Fund, the Fund may receive securities that are illiquid or difficult to value. The Fund may not be able to withdraw from a Private Fund except at certain designated times, thereby limiting the ability of the Fund to withdraw assets from the Private Fund due to poor performance or other reasons. The fees paid by Private Fund to their advisers and general partners or managing members often are higher than those paid by registered funds and generally include a percentage of gains. The Fund will bear its proportionate share of the management fees and other expenses that are charged by a Private Fund in addition to the management fees and other expenses paid by the Fund. Certain Private Fund may be newly formed entities that have no operating histories or limited operating histories and the information the Fund will obtain about such investments may be limited. As such, the ability of the Investment Manager to evaluate past performance or to validate the investment strategies of such Private Funds will be limited. Moreover, even to the extent a private investment has a longer operating history, the past investment performance of any of the private investments should not be construed as an indication of the future results of such investments or the Fund, particularly as the investment professionals responsible for the performance of such investments may change over time. This risk is related to, and enhanced by, the risks created by the fact that the Investment Manager relies upon information provided to it by the issuer of the securities it receives or the managers of the Private Funds (as applicable) that is not, and cannot be, independently verified.

The valuation of the Fund’s investments in Private Funds is ordinarily determined based upon valuations calculated by the Administrator, in accordance with valuation procedures approved by the Board and based on information provided by the underlying Private Funds or their respective administrators. Although the Investment Manager reviews the valuation procedures used by the managers to the underlying Private Funds, neither the Investment Manager nor the Administrator can confirm or review the accuracy of valuations provided by the underlying Private Funds or their administrators. An underlying Private Fund may face a conflict of interest in valuing such securities since their values will affect the manager’s compensation.

The managers of underlying Private Funds often have broad indemnification rights and limitations on liability. The Fund may also agree to indemnify certain of the underlying Private Funds and, subject to certain limitations imposed by the Investment Company Act and the Securities Act, their underlying managers from any liability, damage, cost, or expense arising out of, among other things, certain acts or omissions relating to the offer or sale of the shares of underlying Private Funds.

The Fund will invest in underlying Private Funds that it believes will generally, and in the aggregate, be managed in a manner consistent with the Fund’s investment objective and strategy. The investment Manager will not have any control over the underlying managers of the Private Funds, and thus, there can be no assurances that a manager will manage its Private Funds in a menner consistent with the Fund’s investment objective.

SECONDARY PURCHASES OF PRIVATE FUNDS.    Secondary purchases involve the acquisition of pre-existing investor commitments to Private Funds in privately negotiated transactions. The Fund will largely focus on secondary purchases in Private Funds where the underlying assets, such as loans to private companies, are consistent with the investment objectives of the Fund. When purchasing a secondary, the buyer will agree to purchase an investor’s existing limited partnership position in a Private Fund and take on existing obligations to fund future capital calls. At the time of purchase, the buyer may have limited, dated and imperfect information about the fund which may create challenges to value the opportunity properly.

COST OF CAPITAL AND NET INVESTMENT INCOME RISK.    If the Fund uses debt to finance investments, its net investment income may depend, in part, upon the difference between the interest rate at which it borrows funds and the interest rate of investments made using those funds. As a result, a significant change in market interest rates can have a material adverse effect on the Fund’s net investment income. In periods of rising interest rates when it has debt outstanding, the Fund’s cost of funds will increase, which could reduce the Fund’s net investment income. The Fund may use interest rate risk management techniques in an effort to limit its exposure to interest rate fluctuations. These techniques may include various interest rate hedging activities to the extent permitted by the Investment Company Act. These activities may limit the Fund’s ability to participate in the benefits of lower interest rates with respect to the hedged portfolio. Adverse developments resulting from changes in interest rates or hedging transactions could have a material adverse effect on the Fund’s business, financial condition and results of operations.

CYBERSECURITY RISK.    Cybersecurity refers to the combination of technologies, processes and procedures established to protect information technology systems and data from unauthorized access, attack or damage. The Fund, the Underlying Funds and their affiliates and third-party service providers are subject to cybersecurity risks. Cybersecurity risks have significantly increased in recent years and the Fund could suffer such losses in the future. Cybersecurity breaches can result from both intentional and unintentional events, including unauthorized access through hacking, malicious software coding, denial-of-service attacks, data corruption, or inadvertent employee errors. Computer systems, software and networks may be vulnerable to unauthorized access, computer viruses or other malicious code and other events that could have a security impact. In addition, the Fund and the Investment Manager have limited ability to prevent or mitigate cybersecurity incidents affecting third-party service providers. If one or more of such events occur, this potentially could jeopardize confidential and other information, including nonpublic personal information and sensitive business data, processed and stored in, and transmitted through, computer systems and networks, or otherwise cause interruptions or malfunctions in the Fund’s operations or the operations of their respective affiliates and third-party service providers. Hardware or software acquired from third parties may contain defects in design or manufacture or other problems that could unexpectedly compromise information security. Network connected services provided by third parties to the Investment Manager may be susceptible to compromise, leading to a breach of the Investment Manager’s networks. This could result in significant losses, reputational damage, litigation, regulatory fines or penalties, or otherwise adversely affect the Fund’s business, financial condition or results of operations. Privacy and information security laws and regulation changes, and compliance with those changes, may result in cost increases due to system changes and the development of new administrative processes. In addition, the Fund may be required to expend significant additional resources to modify the Fund’s protective measures and to investigate and remediate vulnerabilities or other exposures arising from operational and security risks. There can be no assurance that the Fund, the Underlying Funds or their service providers will not suffer losses relating to cybersecurity breaches in the future. Despite reasonable precautions, the risk remains that such incidents could occur, and that such incidents could cause damage to individual investors due to the risk of exposing confidential personal data about investors to unintended parties. The rapid development and widespread use of AI Technologies, including machine learning and generative AI could exacerbate these risks or result in cyber security incidents that implicate personal data. Furthermore, the Fund cannot control the cyber security plans and systems put in place by its service providers, the Underlying Funds or any other third parties whose operations may affect the Fund or its Shareholders.

DISTRIBUTION POLICY.    The Fund’s distribution policy is to make quarterly distributions of substantially all of its net investment income. Distributions cannot be assured, and the amount of each distribution is likely to vary. Distributions will be paid at least annually in amounts representing substantially all of the net investment income not previously distributed in a quarterly distribution and net capital gains, if any, earned each year. All or a portion of a distribution may consist of a return of capital (i.e., from your original investment) for Federal income tax purposes instead of net investment income. Shareholders should not assume that the source of a distribution from the Fund is net investment income. Shareholders should note that a return of capital will reduce the tax basis of their shares and potentially increase the taxable gain, if any, upon disposition of their shares, even if the shares are sold at a loss.

FOREIGN INVESTMENT RISK.    Foreign securities may be issued and traded in foreign currencies. As a result, changes in exchange rates between foreign currencies may affect their values in U.S. dollar terms. For example, if the value of the U.S. dollar goes up, compared to a foreign currency, a loan payable in that foreign currency will go down in value because it will be worth fewer U.S. dollars. Among the factors that may affect currency values are trade balances, the level of short-term interest rates, differences in relative values of similar assets in different currencies, long-term opportunities for investment and capital appreciation, and political developments. The Fund may employ hedging techniques to minimize these risks, but the Fund can offer no assurance that the Fund will, in fact, hedge currency risk or, that if the Fund does, such strategies will be effective.

The political, economic, and social structure of some foreign countries may be less stable and more volatile than those in the United States. Investments in these countries may be subject to the risks of internal and external conflicts, currency devaluations, foreign ownership limitations and tax increases. A government may take over assets or operations of a company or impose restrictions on the exchange or export of currency or other assets. Some countries also may have different legal systems that may make it difficult for the Fund to vote proxies, exercise stockholder rights, and pursue legal remedies with respect to foreign investments. Diplomatic and political developments, including rapid and adverse political changes, social instability, regional conflicts, tariffs, terrorism and war, could affect the economies, industries and securities and currency markets, and the value of the Fund’s investments, in non-U.S. countries. These factors are extremely difficult, if not impossible, to predict and to take into account with respect to the Fund’s investments in foreign securities. Brokerage commissions and other fees generally are higher for foreign securities. Government supervision and regulation of foreign stock exchanges, currency markets, trading systems and brokers may be less than in the United States. The procedures and rules governing foreign transactions and custody (holding of the Fund’s assets) may involve delays in payment, delivery or recovery of money or investments. Foreign companies may not be subject to the same disclosure, accounting, auditing and financial reporting standards and practices as U.S. companies, and some countries may lack uniform accounting and auditing standards. Thus, there may be less information publicly available about foreign companies than about most U.S. companies. Certain foreign securities may be less liquid (harder to sell) and more volatile than many U.S. securities. This means the Fund may at times be unable to sell foreign securities at favorable prices. Dividend and interest income from foreign securities may be subject to withholding taxes by the country in which the issuer is located, and the Fund may not be able to pass through to its Shareholders foreign tax credits or deductions with respect to these taxes.

EMERGING MARKETS RISK.    The Fund may invest in foreign securities of issuers in so-called “emerging markets” (or less developed countries). Such investments are particularly speculative and entail all of the risks of investing in foreign securities but to a heightened degree. “Emerging market” countries generally include all countries in the following regions: Asia (excluding Japan), Eastern Europe, Middle East, Africa and Latin America, or such countries as reasonably determined by the Investment Manager from time to time. Securities of issuers in emerging and developing markets present risks not found in securities of issuers in more developed markets. Securities of issuers in emerging and developing markets may be more difficult to sell at acceptable prices and their prices may be more volatile than securities of issuers in more developed markets. Settlements of securities trades in emerging and developing markets may be subject to greater delays than in other markets so that the Fund might not receive the proceeds of a sale of a security on a timely basis. Emerging markets generally have less developed trading markets and exchanges and legal and accounting systems. In addition, emerging markets countries may have more or less government regulation and generally do not impose as extensive and frequent accounting, auditing, financial and other reporting requirements as the securities markets of more developed countries. As a result, there could be less information available about issuers in emerging market countries, which could negatively affect the Investment Manager’s ability to evaluate local companies or their potential impact on the Fund’s performance. Further, investments in securities of issuers located in certain emerging countries involve the risk of loss resulting from problems in share registration, settlement or custody, substantial economic, political and social disruptions and the imposition of exchange controls (including repatriation restrictions). The legal remedies for investors in emerging markets may be more limited than the remedies available in the U.S., and the ability of U.S. authorities (e.g., SEC and the U.S. Department of Justice) to bring actions against bad actors may be limited. Emerging markets are also more susceptible to disruptions from climate events, pandemics, and global supply chain interruptions.

FOREIGN CURRENCY RISK.    The Fund may engage in practices and strategies that will result in exposure to fluctuations in foreign exchange rates, in which case the Fund will be subject to foreign currency risk. The Fund’s shares are priced in U.S. dollars and the distributions paid by the Fund to Shareholders are paid in U.S. dollars. However, a portion of the Fund’s assets may be denominated directly in foreign (non-U.S.) currencies or in securities that trade in, and receive revenues in, foreign (non-U.S.) currencies, or in derivatives that provide exposure to foreign (non-U.S.) currencies, it will be subject to the risk that those currencies will decline in value relative to the U.S. dollar, or, in the case of hedging positions, that the U.S. dollar will decline in value relative to the currency being hedged.

Currency rates in foreign (non-U.S.) countries may fluctuate significantly over short periods of time for a number of reasons, including changes in interest rates, rates of inflation, balance of payments and governmental surpluses or deficits, intervention (or the failure to intervene) by U.S. or foreign (non-U.S.) governments, central banks or supranational entities such as the International Monetary Fund, or by the imposition of currency controls or other political developments in the United States or abroad. These fluctuations may have a significant adverse impact on the value of the Fund’s portfolio and/or the level of Fund distributions made to Shareholders. The Fund intends to hedge exposure to reduce the risk of loss due to fluctuations in currency exchange rates relative to the U.S. dollar. There is no assurance, however, that these strategies will be available or will be used by the Fund or, if used, that they will be successful. As a result, the Fund’s investments in foreign currency-denominated securities may reduce the returns of the Fund.

Currency risk may be particularly high to the extent that the Fund invests in foreign (non-U.S.) currencies or engages in foreign currency transactions that are economically tied to emerging market countries. These currency transactions may present market, credit, currency, liquidity, legal, political and other risks different from, or greater than, the risks of investing in developed foreign (non-U.S.) currencies or engaging in foreign currency transactions that are economically tied to developed foreign countries.

INVESTMENTS IN CASH, CASH-EQUIVALENT INVESTMENTS OR MONEY MARKET FUNDS.    A portion of the Fund’s assets may be invested in cash, cash-equivalent investments or money market funds when, for example, other investments are unattractive, to provide a reserve for anticipated obligations of the Fund or for other temporary purposes. Although such a practice may assist in the preservation of capital, the assumption of cash positions may also impact overall investment return. Cash investment practices of the Fund may be expected, therefore, to affect total investment performance of the Fund. Although a money market fund seeks to preserve a $1.00 per share NAV, it cannot guarantee it will do so. The sponsor of a money market fund has no legal obligation to provide financial support to the money market fund and investors in money market funds should not expect that the sponsor will provide support to a money market fund at any time.

HIGH YIELD DEBT.    The Fund may invest in high yield debt (commonly referred to as “junk bonds”). A substantial portion of the high yield debt in which the Fund intends to invest may be rated below investment-grade by one or more nationally recognized statistical rating organizations or are unrated but of comparable credit quality to obligations rated below investment-grade, and have greater credit and liquidity risk than more highly rated debt obligations. Lower-rated securities may include securities that have the lowest rating or are in default. High yield debt is generally unsecured and may be subordinate to other obligations of the obligor. The lower rating of high yield debt reflects a greater possibility that adverse changes in the financial condition of the obligor or in general economic conditions (including, for example, a substantial period of rising interest rates or declining earnings) or both may impair the ability of the obligor to make payment of principal and interest. Many issuers of high yield debt are highly leveraged, and their relatively high debt-to-equity ratios create increased risks that their operations might not generate sufficient cash flow to service their debt obligations. In addition, many issuers of high yield debt may be in poor financial condition, experiencing poor operating results, having substantial capital needs or negative net worth or be facing special competitive or product obsolescence problems, and may include companies involved in bankruptcy or other reorganizations or liquidation proceedings. High yield debt may be more susceptible to real or perceived adverse economic and individual corporate developments than would investment grade debt securities. Certain of these securities may not be publicly traded, and therefore, it may be difficult to accurately value certain portfolio securities and to obtain information as to the true condition of the issuers. Overall declines in the below investment-grade bond and other markets may adversely affect such issuers by inhibiting their ability to refinance their debt at maturity. High yield debt is often less liquid than higher rated securities. Because investment in high yield debt involves greater investment risk, achievement of the Fund’s investment objectives will be more dependent on the Investment Manager’s analysis than would be the case if the Fund were investing in higher quality debt securities.

High yield debt is often issued in connection with leveraged acquisitions or recapitalizations in which the issuers incur a substantially higher amount of indebtedness than the level at which they had previously operated. High yield debt has historically experienced greater default rates than has been the case for investment-grade securities. The Fund may also invest in equity securities issued by entities with unrated or below investment-grade debt.

High yield debt may also be in the form of zero-coupon or deferred interest bonds, which are bonds that are issued at a significant discount from face value. The original discount approximates the total amount of interest the bonds will accrue and compound over the period until maturity or the first interest accrual date at a rate of interest reflecting the market rate of the security at the time of issuance. While zero-coupon bonds do not require the periodic payment of interest, deferred interest bonds generally provide for a period of delay before the regular payment of interest begins. Such investments experience greater volatility in market value due to changes in the interest rates than bonds that provide for regular payments of interest.

Investing in lower-rated securities involves special risks in addition to the risks associated with investments in higher-rated fixed income securities, including a high degree of credit risk. Lower-rated securities may be regarded as predominately speculative with respect to the issuer’s continuing ability to meet principal and interest payments. Analysis of the creditworthiness of issuers/issues of lower-rated securities may be more complex than for issuers/issues of higher quality debt securities. Securities that are in the lowest rating category are considered to have extremely poor prospects of ever attaining any real investment standing, to have a current identifiable vulnerability to default and/or to be unlikely to have the capacity to pay interest and repay principal. The secondary markets on which lower-rated securities are traded may be less liquid than the market for higher grade securities. Less liquidity in the secondary trading markets could adversely affect and cause large fluctuations in the value of the Fund’s portfolio. Adverse publicity and investor perceptions, whether or not based on fundamental analysis, may decrease the values and liquidity of lower-rated securities, especially in a thinly traded market.

The use of credit ratings as the sole method of evaluating lower-rated securities can involve certain risks. For example, credit ratings evaluate the safety of principal and interest payments, not the market value risk of lower-rated securities. Also, credit rating agencies may fail to change credit ratings in a timely fashion to reflect events since the security was rated.

LARGE SHAREHOLDER TRANSACTIONS RISK.    Shares of the Fund may be offered to certain other investment companies, large retirement plans and other large investors. As a result, the Fund is subject to the risk that those Shareholders may purchase or redeem a large amount of shares of the Fund. In addition, large purchases of Fund shares could adversely affect the Fund’s performance to the extent that the Fund does not immediately invest cash it receives and therefore holds more cash than it ordinarily would. Large Shareholder activity could also generate increased transaction costs and cause adverse tax consequences. While the Fund’s structure as an interval fund would limit the impact of significant shareholder repurchase requests, shareholders may receive only a prorated portion of their requested repurchase amount if the Fund’s periodic repurchase offers are oversubscribed.

LEGAL, TAX AND REGULATORY.    Legal, tax and regulatory changes could occur that may materially adversely affect the Fund and Underlying Funds. For example, the regulatory environment for leveraged investors is evolving, and changes in the direct or indirect regulation of leveraged investors may materially adversely affect the ability of the Fund or Underlying Funds to pursue their investment objectives or strategies. Increased regulatory oversight and other legislation or regulation could result.

In addition, there is uncertainty with respect to legislation, regulation and government policy at the federal, state and local levels, with respect to U.S. trade, tax, healthcare, immigration, foreign and government regulatory policy. To the extent the U.S. Congress or presidential administration implements additional changes to U.S. policy, those changes may impact, among other things, the U.S. and global economy, international trade and relations, unemployment, immigration, healthcare, tax rates, the U.S. regulatory environment and inflation, among other areas. Until any additional policy changes are finalized, it cannot be known whether the Fund, Underlying Funds or their investments or future investments may be positively or negatively affected, or the impact of continuing uncertainty. Each prospective investor should also be aware that developments in the tax laws of the United States or other jurisdictions where the Fund or its Underlying Funds invest could have a material effect on the tax consequences to the shareholders. In the event of any such change in law, each Shareholder is urged to consult its own tax advisers.

SOFR RISK.    The Secured Overnight Financing Rate (“SOFR”) is intended to be a broad measure of the cost of borrowing funds overnight in transactions that are collateralized by U.S. Treasury securities. SOFR is calculated based on transaction-level repo data collected from various sources. For each trading day, SOFR is calculated as a volume-weighted median rate derived from such data. SOFR is calculated and published by the Federal Reserve Bank of New York (“FRBNY”). If data from a given source required by the FRBNY to calculate SOFR is unavailable for any day, then the most recently available data for that segment will be used, with certain adjustments. If errors are discovered in the transaction data or the calculations underlying SOFR after its initial publication on a given day, SOFR may be republished at a later time that day. Rate revisions will be effected only on the day of initial publication and will be republished only if the change in the rate exceeds one basis point.

Because SOFR is a financing rate based on overnight secured funding transactions, it differs fundamentally from London Interbank Offered Rates (“LIBOR”). LIBOR is intended to be an unsecured rate that represents interbank funding costs for different short-term maturities or tenors. It is a forward-looking rate reflecting expectations regarding interest rates for the applicable tenor. Thus, LIBOR is intended to be sensitive, in certain respects, to bank credit risk and to term interest rate risk. In contrast, SOFR is a secured overnight rate reflecting the credit of U.S. Treasury securities as collateral. Thus, it is largely insensitive to credit-risk considerations and to short-term interest rate risks. SOFR is a transaction-based rate, and it has been more volatile than other benchmark or market rates, such as three-month LIBOR, during certain periods. For these reasons, among others, there is no assurance that SOFR, or rates derived from SOFR, will perform in the same or similar way as LIBOR would have performed at any time, and there is no assurance that SOFR-based rates will be a suitable substitute for LIBOR. SOFR has a limited history, having been first published in April 2018. The future performance of SOFR, and SOFR-based reference rates, cannot be predicted based on SOFR’s history or otherwise. Levels of SOFR in the future, including following the discontinuation of LIBOR, may bear little or no relation to historical levels of SOFR, LIBOR or other rates.

NEED FOR FOLLOW-ON INVESTMENTS.    Following an initial investment in a portfolio company, the Fund may make additional investments in that portfolio company as “follow-on” investments, including exercising warrants, options or convertible securities that were acquired in the original or subsequent financing; in seeking to: (i) increase or maintain in whole or in part the Fund’s position as a creditor or the Fund’s equity ownership percentage in a portfolio company; or (ii) preserve or enhance the value of the Fund’s investment. The Fund has discretion to make follow-on investments, subject to the availability of capital resources. Failure to make follow-on investments may, in some circumstances, jeopardize the continued viability of an underlying portfolio company and the Fund’s initial investment, or may result in a missed opportunity for the Fund to increase its participation in a successful operation. Even if the Fund has sufficient capital to make a desired follow-on investment, the Investment Manager may elect not to make a follow-on investment because the Investment Manager may not want to increase the Fund’s level of risk or because the Investment Manager prefers other opportunities for the Fund.

CONFLICTS OF INTEREST RELATING TO CO-INVESTING.    The Fund and Investment Manager have been granted an order of exemptive relief from the SEC (the “Order”) that permits the Fund to participate in certain negotiated investments alongside other funds managed by the Investment Manager or certain of its affiliates outside the parameters of Section 17 of the Investment Company Act. The Order imposes various conditions on the Fund and the Investment Manager intended to ensure that any co-investment transactions are done in a fair and equitable manner.

The Investment Manager’s investment allocation policy is designed to manage the potential conflicts of interest between its fiduciary obligations to the Fund and its similar fiduciary obligations to other clients; however, there can be no assurance that the Investment Manager’s efforts to allocate any particular investment opportunity fairly among all clients for whom such opportunity is appropriate will result in an allocation of all or part of such opportunity to the Fund.

The allocation of investment opportunities among the Fund and any of the other investment funds sponsored or accounts managed by the Investment Manager may not always, and often will not, be proportional. In general, pursuant to the Investment Manager’s investment allocation policy, the process for making an allocation determination includes an assessment as to whether a particular investment opportunity (including any follow-on investment in, or disposition from, an existing investment held by the Fund or another investment fund or account) is suitable for the Fund or another investment fund or accounts. In making this assessment, the Investment Manager may consider a variety of factors, including, without limitation: the investment objectives, guidelines and strategies applicable to the investment fund or account; the nature of the investment, including its risk-return profile and expected holding period; portfolio diversification and concentration concerns; the liquidity needs of the investment fund or account; the ability of the investment fund or account to accommodate structural, timing and other aspects of the investment process; the life cycle of the investment fund or account; legal, tax and regulatory requirements and restrictions, including, as applicable, compliance with the Investment Company Act (including requirements and restrictions pertaining to co-investment opportunities); compliance with existing agreements of the investment fund or account; the available capital of the investment fund or account; diversification requirements for RICs; the gross asset value and net asset value of the investment fund or account; the current and targeted leverage levels for the investment fund or account; and portfolio construction considerations. The relevance of each of these criteria will vary from investment opportunity to investment opportunity.

The Investment Manager may be incentivized to pursue a co-investment transaction for reputational or other reasons that are not directly advantageous to the Fund. For example, the Investment Manager may receive a higher advisory fee from an affiliated fund that would be a participant in a co-investment transaction with the Fund, in which case the Investment Manager might be incentivized to recommend that the Fund participate in riskier co-investment transactions than would be the case if the Fund was the only participant.

By reason of the various activities of the Investment Manager and its affiliates, the Investment Manager and such affiliates may acquire confidential or material non-public information or otherwise be restricted from purchasing certain potential Fund investments that otherwise might have been purchased or be restricted from selling certain Fund investments that might otherwise have been sold at the time.

NON-QUALIFICATION AS A REGULATED INVESTMENT COMPANY.    If for any taxable year the Fund were to fail to qualify as a regulated investment company under Subchapter M of Subtitle A, Chapter 1, of the Code, all of its taxable income would be subject to tax at regular corporate rates without any deduction for distributions. To qualify as a regulated investment company, the Fund must meet three numerical requirements each year regarding (i) the diversification of the assets it holds, (ii) the income it earns, and (iii) the amount of taxable income that it distributes to Shareholders. These requirements and certain additional tax risks associated with investments in the Fund are discussed in “Taxes — Taxation of the Fund” in this Prospectus.

OPERATIONAL RISK.    An investment in the Fund, like any fund, can involve operational risks arising from factors such as processing errors, human errors, inadequate or failed internal or external processes, failures in systems and technology, changes in personnel and errors caused by third-party service providers. The occurrence of any of these failures, errors or breaches could result in a loss of information, regulatory scrutiny, reputational damage or other events, any of which could have a material adverse effect on the Fund. While the Fund seeks to minimize such events through controls and oversight, there may still be failures that could cause losses to the Fund.

PORTFOLIO TURNOVER.    The Fund’s annual portfolio turnover rate may vary greatly from year to year, as well as within a given year. However, portfolio turnover rate is not considered a limiting factor in the execution of investment decisions for the Fund. High portfolio turnover may result in the realization of net short-term capital gains by the Fund which, when distributed to the Fund and, ultimately, Shareholders, will be taxable as ordinary income. In addition, a higher portfolio turnover rate results in correspondingly greater brokerage commissions and other transactional expenses that are borne by the Fund.

RELIANCE ON TECHNOLOGY.    The Fund’s business is highly dependent on the communications and information systems of the Investment Manager. In addition, certain of these systems are provided to the Investment Manager by third-party service providers. Any failure or interruption of such systems, including as a result of the termination of an agreement with any such third-party service provider, could cause delays or other problems in the Fund’s activities. This, in turn, could have a material adverse effect on the Fund’s operating results.

RESTRICTIONS ON THE USE OF DERIVATIVES AND OTHER TRANSACTIONS.    Rule 18f-4 under the Investment Company Act permits the Fund to enter into certain derivatives and other transactions notwithstanding the restrictions on the issuance of “senior securities” under Section 18 of the Investment Company Act. Section 18 of the Investment Company Act, among other things, prohibits closed-end funds, including the Fund, from issuing or selling any “senior security” representing indebtedness, unless the fund maintains 300% “asset coverage,” or any senior security representing stock, unless the fund maintains 200% “asset coverage.”

Rule 18f-4 imposes limits on the amount of derivatives and other transactions a fund can enter into, eliminates the asset segregation framework that had been used by funds to comply with Section 18 of the 1940 Act, and requires funds whose use of derivatives is more than a limited specified exposure to establish and maintain a comprehensive derivatives risk management program and appoint a derivatives risk manager. The Fund intends to operate as a “limited derivatives user” for purposes of the derivatives transactions exemption in Rule 18f-4. To qualify as a limited derivatives user, the Fund’s “derivatives exposure” is limited to 10% of its net assets subject to exclusions for certain currency or interest rate hedging transactions (as calculated in accordance with Rule 18f-4). If the Fund fails to qualify as a “limited derivatives user” as defined in Rule 18f-4 and seeks to enter into derivatives transactions, the Fund will be required to establish a comprehensive derivatives risk management program, to comply with certain value-at-risk based leverage limits, to appoint a derivatives risk manager and to provide additional disclosure both publicly and to the SEC regarding its derivatives positions.

UNCERTAIN TAX TREATMENT.    The Fund may invest a portion of its net assets in below investment grade instruments. Investments in these types of instruments may present special tax issues for the Fund. U.S. federal income tax rules are not entirely clear about issues such as when the Fund may cease to accrue interest, OID or market discount, when and to what extent deductions may be taken for bad debts or worthless instruments, how payments received on obligations in default should be allocated between principal and income and whether exchanges of debt obligations in a bankruptcy or workout context are taxable. These and other issues will be addressed by the Fund to the extent necessary in connection with the Fund’s intention to distribute sufficient income each tax year to minimize the risk that it becomes subject to U.S. federal income or excise tax.

BANKRUPTCY RISK.    The Fund may hold investments in obligors that are experiencing, or are expected to experience, severe financial difficulties, which may never be overcome and may lead to uncertain outcomes. The bankruptcy courts of the various jurisdictions in which any such obligor may file bankruptcy would have broad discretion to control the terms of a reorganization, and political factors may be of significant importance in high profile bankruptcies or bankruptcies in particular jurisdictions.

There are a number of significant risks inherent in the bankruptcy process. While creditors are generally given an opportunity to object to significant actions, there can be no assurance that a bankruptcy court, in the exercise of its broad powers, would not approve actions that would be contrary to the interests of the Fund. For example, in order to protect net operating losses of an obligor in bankruptcy, a bankruptcy court might take any number of actions, including prohibiting or limiting the transfer of claims held by certain classes of creditors. Such a prohibition could have a material adverse effect on the value of certain investments made by the Fund. For example, the Fund might be prohibited from liquidating investments which are declining in value.

In addition, under certain circumstances, a lender that has inappropriately exercised control of the management and policies of an obligor may have its claims subordinated or disallowed or may be found liable for damages suffered by parties as a result of such actions. In addition, under certain circumstances, payments to the Fund and distributions by the Fund to the Shareholders may be reclaimed if any such payment or distribution is later determined to have been a fraudulent conveyance, a preferential payment or similar transaction under applicable bankruptcy or other insolvency laws. Furthermore, investments may be adversely affected by statutes related to, among other things, fraudulent conveyances, voidable preferences, lender liability or the bankruptcy court’s discretionary power to disallow, subordinate or disenfranchise particular claims or re-characterize investments made in the form of debt as equity contributions.

Generally, the duration of a bankruptcy case can only be roughly estimated. Unless the Fund’s claim in such case is secured by assets having a value in excess of such claim, no interest will be permitted to accrue and, therefore, the Fund’s return on investment can be adversely affected by the passage of time during which the plan of reorganization of the debtor is being negotiated, approved by the creditors, and confirmed by the bankruptcy court. The risk of delay is particularly acute when a creditor holds unsecured debt or when the collateral value underlying secured debt does not equal the amount of the secured claim. Under most circumstances, unless the debtor is proved to be solvent, no interest or fees are permitted to accrue after the commencement of the debtor’s case, as a matter of U.S. bankruptcy law. Reorganizations outside of bankruptcy are also subject to unpredictable and potentially lengthy delays.

U.S. bankruptcy law permits the classification of “substantially similar” claims in determining the classification of claims in a reorganization for the purpose of voting on a plan of reorganization. Because the standard for classification is vague, there exists a significant risk that the Fund’s influence with respect to a class of securities can be lost by the inflation of the number and the amount of claims in, or other alteration of, the class.

The administrative costs in connection with a bankruptcy proceeding are frequently high and will be paid out of the debtor’s estate prior to any return to creditors (other than out of assets or proceeds hereof, which are subject to valid and enforceable liens and other security interests) and equity holders. In addition, certain claims that have priority by law (for example, claims for taxes) may be quite high.

The Investment Manager, on behalf of the Fund, may seek representation on creditors’ committees, equity holders’ committees or other groups to ensure preservation or enhancement of the Fund’s position as a creditor or equity holder. A member of any such committee or group may owe certain obligations generally to all parties similarly situated that the committee represents. If the Adviser concludes that its obligations owed to the other parties as a committee or group member potentially conflict with its duties owed to the Fund, it may resign from that committee or group, and the Fund may not realize the benefits, if any, of participation on the committee or group. In addition, if the Fund is represented on a committee or group, it may be restricted or prohibited under applicable law from disposing of its respective investments in such company while it continues to be represented on such committee or group.

The possibility of litigation among the participants to a reorganization is another consideration that makes any evaluation of the outcome of an investment uncertain. Such uncertainties may also be increased by legal or other factors that limit the ability of the Investment Manager to obtain reliable or timely information concerning material developments affecting an obligor or that may lengthen a reorganization or liquidation proceeding.

* * *

LIMITS OF RISK DISCLOSURES.    The above discussions relate to the various risks associated with the Fund, its investments and Shares. Prospective investors should read this entire Prospectus and consult with their own advisers before deciding whether to invest in the Fund. In addition, as the Fund’s investment program changes or develops over time, an investment in the Fund may be subject to risk factors not currently contemplated or described in this Prospectus.

In view of the risks noted above, the Fund should be considered a speculative investment and prospective investors should invest in the Fund only if they can sustain a complete loss of their investment.

No guarantee or representation is made that the investment program of the Fund will be successful or that the Fund will achieve its investment objective.

FUND PERFORMANCE

Simultaneous with the Fund’s Commencement of Operations, Pursuit Alternative Income Fund, LP (the “Predecessor Fund”) reorganized with and into the Fund. The Predecessor Fund maintained an investment objective, strategies and investment policies, guidelines and restrictions that are, in all material respects, equivalent to those of the Fund and at the time of the reorganization, the Fund and the Predecessor Fund shared the same investment adviser and portfolio managers.

The Predecessor Fund commenced operations on October 11, 2024. The performance quoted below for periods prior to October 1, 2025 is that of the Predecessor Fund. The performance returns of the Predecessor Fund are unaudited and are calculated by the Adviser on a total return basis. After-tax performance returns are not included for the Predecessor Fund. The Predecessor Fund was a privately placed fund and was not registered under the Investment Company Act and was not subject to certain investment limitations, diversification requirements, and other restrictions imposed by the Investment Company Act and the Code, which, if applicable, may have adversely affected its performance.

The monthly performance table below illustrates the performance of the Fund’s Class I Shares, net of all fees and expenses. Past performance is no indication of future returns.

Oct-24	Nov-24	Dec-24	Jan-25	Feb-25	Mar-25	Apr-25	May-25	Jun-25	Jul-25	Aug-25	Sep-25
0.10%	0.94%	1.05%	1.23%	1.19%	1.68%	1.02%	1.39%	1.31%	1.13%	1.31%	1.22%
Oct-25	Nov-25	Dec-25	Jan-26	Feb-26	Mar-26	Apr-26	May-26	Jun-26
1.00%	0.99%	1.10%	1.00%	0.79%	0.93%	0.90%	-11.99%	0.88%

From October 11, 2024 to September 30, 2025, net returns for the Predecessor Fund were calculated based on cumulative monthly realized net income divided by total contributed capital for each month. Upon conversion on October 1, 2025, returns are calculated based on changes in net asset value per share and reinvested distributions at net asset value per share, if any. Future results may be different from historical performance.

MANAGEMENT OF THE FUND

THE BOARD OF TRUSTEES.    The Board has overall responsibility for the management and supervision of the business operations of the Fund on behalf of the Shareholders. A majority of the Board is and will be persons who are not “interested persons,” as defined in Section 2(a)(19) of the Investment Company Act (the “Independent Trustees”). To the extent permitted by the Investment Company Act and other applicable law, the Board may delegate any of its rights, powers and authority to, among others, the officers of the Fund, any committee of the Board, or service providers. See “Board of Trustees and Officers” in the Fund’s SAI for the identities of the Trustees and executive officers of the Fund, brief biographical information regarding each of them, and other information regarding the election and membership of the Board.

THE INVESTMENT MANAGER.    Pursuit serves as the investment adviser of the Fund and is responsible for determining and implementing the Fund’s overall investment strategy. The Investment Manager is located at 61 Clapboard Ridge Road, Greenwich, CT 06830. The Investment Manager is registered as an investment adviser with the SEC under the Advisers Act. Founded in 2024, Pursuit has $48.3 million in assets under management as of June 30, 2026. Pursuit is managed by Paul Ghaffari and Seth Lowry. The firm is owned by Paul Ghaffari, Seth Lowry, Liz Marie, Adam Stern, and Cadence Group, LLC.

The Investment Manager and its affiliates may serve as investment managers to other funds that have investment programs which are similar to the investment program of the Fund, and the Investment Manager or one of its affiliates may in the future serve as the investment manager or otherwise manage or direct the investment activities of other registered and/or private investment companies with investment programs similar to the investment program of the Fund. See “Conflicts of Interest.”

PORTFOLIO MANAGERS.    The key personnel of the Investment Manager who currently have primary responsibility for management of the Fund (the “Portfolio Managers”) are as follows:

Paul Ghaffari is the Chief Investment Officer for the Adviser and has served as a portfolio manager of the Fund since its inception. Mr. Ghaffari oversees all portfolio management activities at the Investment Manager. He leads the Investment Policy Committee, which is responsible for defining the broad investment parameters of the Fund, including, for example, the types of strategies to be employed and approval of the Private Fund managers. Prior to co-founding the Investment Manager in 2024, Mr. Ghaffari was Partner and Co-Chief Investment Officer of Wingspan Capital, a niche alternative investment platform. Previously, Mr. Ghaffari was Chief Investment Officer of Vulcan, Inc. (“Vulcan”), a Seattle-based family office from 2010 to 2014. Mr. Ghaffari ran a 30-person investment team responsible for Vulcan’s multi-billion-dollar portfolio across all asset classes, managing the principal’s taxable portfolio, family foundation, and family trusts. Prior to Vulcan, Mr. Ghaffari was a Founding Partner of FrontPoint Partners LLC (“FrontPoint”), a multi-strategy hedge fund company formed in 2000. Prior thereto Mr. Ghaffari was a Portfolio Manager at Soros Fund Management, New York and a Managing Director at Morgan Stanley Asset Management. He holds a BA from Pomona College and a MS in Foreign Service from Georgetown University.

Seth Lowry, CFA is the Deputy Chief Investment Officer for the Investment Manager and has been a portfolio manager of the Fund since its inception. Mr. Lowry is primarily responsible for the day-to-day management of the Fund. He manages the Fund consistent with the broad investment parameters established by the Investment Manager’s Investment Policy Committee. In addition to his responsibilities as member of the Investment Policy Committee, Mr. Lowry is responsible for risk management and liquidity management for the Fund and for monitoring the performance of investments. Prior to co-founding the Investment Manager in 2024, Mr. Lowry served as Head of Research and Partner at Wingspan Capital with Mr. Ghaffari, after spending several years at a private, international-focused hedge fund based out of Amsterdam. Mr. Lowry began his career in equity research and investment banking working in various advisory roles across equity and credit markets for Merrill Lynch and Citigroup. Mr. Lowry holds a BS in Business from the University of Colorado.

The Fund’s SAI provides additional information about the Portfolio Managers’ compensation, other accounts managed, and ownership of the Fund’s shares.

THE INVESTMENT MANAGEMENT AGREEMENT.    Under its Investment Management Agreement with the Fund, the Investment Manager furnishes and manages a continuous investment program for the Fund’s portfolio and generally manages the Fund’s investments in accordance with the stated policies of the Fund, subject to the general supervision of the Board. The Investment Manager also maintains office space, furnishings and equipment, and personnel required by it to perform its obligations under the Investment Management Agreement.

The Investment Management Agreement between the Investment Manager and the Fund became effective as of the Fund’s commencement of operations and will continue in effect for an initial two-year term. Thereafter, the Investment Management Agreement will continue in effect from year to year provided such continuance is specifically approved at least annually by (i) the vote of a majority of the outstanding voting securities of the Fund or a majority of the Board, and (ii) the vote of a majority of the Independent Trustees of the Fund, cast in person at a meeting called for the purpose of voting on such approval. See “Voting.” The Investment Management Agreement will terminate automatically if assigned (as defined in the Investment Company Act), and is terminable at any time without penalty upon sixty (60) days’ written notice to the Fund by either the Board, by vote of a majority of the outstanding voting securities (as defined in the Investment Company Act) of the Fund or by the Investment Manager.

The Investment Management Agreement provides that, in the absence of willful misfeasance, gross negligence or reckless disregard of its obligations to the Fund, the Investment Manager and any partner, member, manager, director, officer or employee of the Investment Manager, or any of their affiliates, executors, heirs, assigns, successors or other legal representatives, shall not be subject to liable to the Fund for any error of judgment, for any mistake of law or for any act or omission by the person in connection with the performance of services to the Fund. The Investment Management Agreement also provides for indemnification, to the fullest extent permitted by law, by the Fund, of the Investment Manager or any partner, member, manager, officer or employee of the Investment Manager, and any of their affiliates, executors, heirs, assigns, successors or other legal representatives, against any liability or expense to which the person may be liable that arises in connection with the performance of services to the Fund, so long as the liability or expense is not incurred by reason of the person’s willful misfeasance, gross negligence or reckless disregard of its obligations to the Fund.

INVESTMENT MANAGEMENT AND INCENTIVE FEES

Pursuant to the Investment Management Agreement and in consideration of the investment management services provided by the Investment Manager to the Fund, the Investment Manager is entitled to a fee consisting of two components — a base management fee (the “Investment Management Fee”) and, if earned, an incentive fee (the “Incentive Fee”).

The Fund pays the Investment Manager an Investment Management Fee at an annual rate of 1.25%, accrued daily and payable monthly in arrears based upon the Fund’s average daily net assets. Net assets means the total value of all assets of the Fund, less an amount equal to all accrued debts, liabilities and obligations of the Fund. Compensation is paid to the Investment Manager before giving effect to any repurchase of any shares in the Fund effective as of that date. The Investment Manager has contractually agreed to waive 0.50% of the annual rate of the Investment Management Fee for a period of two years following the Fund’s commencement of operations.

The Incentive Fee is based on Pre-Incentive Fee Net Investment Income (as defined below) attributable to each Class, and is determined and payable in arrears as of the end of each fiscal quarter. With respect to each Class, the Incentive Fee for each fiscal quarter is calculated as follows:

(i)     No incentive fee is payable in any fiscal quarter in which the Pre-Incentive Fee Net Investment Income attributable to the Class does not exceed a quarterly return of 1.75% per quarter based on the Class’s average daily net assets (calculated in accordance with GAAP) (the “Quarterly Return”).

(ii)    All Pre-Incentive Fee Net Investment Income attributable to the Class (if any) that exceeds the Quarterly Return, but is less than or equal to 1.969% of the average daily net assets of that Class (calculated in accordance with GAAP) for the fiscal quarter will be payable to the Investment Manager.

(iii)   For any fiscal quarter in which Pre-Incentive Fee Net Investment Income attributable to the Class exceeds 1.969% of the Class’s average daily net assets (calculated in accordance with GAAP), the Incentive Fee with respect to that Class will equal 12.50% of Pre-Incentive Fee Net Investment Income attributable to the Class.

“Pre-Incentive Fee Net Investment Income” for a Class means interest income, dividend income and any other income accrued (including any other fees, such as commitment, origination, structuring, diligence and consulting fees or other fees that the Fund receives from an investment) during the fiscal quarter and allocated to the Class, minus the Class’s operating expenses for the quarter and the distribution and/or shareholder servicing fees (if any) applicable to the Class accrued during the quarter. For such purposes, the Fund’s operating expenses will include the Investment Management Fee but will exclude the Incentive Fee. The Investment Manager has contractually agreed to waive 20% of the Incentive Fee for a period of two years following the Fund’s commencement of operations.

The following is a graphical representation of the calculation of the Incentive Fee:

A discussion regarding the basis for the Board’s approval of the Investment Management Agreement is available in the Fund’s Annual Report.

DISTRIBUTOR

Distribution Services, LLC is the distributor (also known as principal underwriter) of the Shares of the Fund and is located at Three Canal Plaza, Portland, ME 04101. The Distributor is a registered broker-dealer and is a member of the Financial Industry Regulatory Authority, Inc. (“FINRA”).

Under a Distribution Agreement with the Fund, the Distributor acts as the agent of the Fund in connection with the continuous offering of shares of the Fund. The Distributor continually distributes shares of the Fund on a best efforts basis. No arrangement has been made to place funds received in an escrow, trust or similar account. The Distributor has no obligation to sell any specific quantity of Fund shares. The Distributor and its officers have no role in determining the investment policies or which securities are to be purchased or sold by the Fund.

The Distributor may enter into agreements with selected broker-dealers, banks, or other financial intermediaries for distribution of shares of the Fund. With respect to certain financial intermediaries and related fund “supermarket” platform arrangements, the Fund and/or the Investment Manager, rather than the Distributor, typically enter into such agreements. These financial intermediaries may charge a fee for their services and may receive shareholder service or other fees from parties other than the Distributor. These financial intermediaries may otherwise act as processing agents and are responsible for promptly transmitting purchase, redemption, and other requests to the Fund.

Investors who purchase shares through financial intermediaries will be subject to the procedures of those intermediaries through which they purchase shares, which may include charges, investment minimums, cutoff times, and other restrictions in addition to, or different from, those listed herein. Information concerning any charges or services will be provided to customers by the financial intermediary through which they purchase shares. Investors purchasing shares of the Fund through financial intermediaries should acquaint themselves with their financial intermediary’s procedures and should read the Prospectus in conjunction with any materials and information provided by their financial intermediary. The financial intermediary, and not its customers, will be the shareholders of record, although customers may have the right to vote shares depending upon their arrangement with the intermediary. The Fund has adopted a Distribution and Service Plan with respect to Class A Shares and Class C Shares in compliance with Rule 12b-1 under the Investment Company Act. The Distribution and Service Plan allows the Fund to pay Distribution and Servicing Fees for the sale and servicing of its Class A Shares and Class C Shares to the Fund’s Distributor and/or other qualified recipients.

Pursuant to the Distribution Agreement, the Distributor is solely responsible for its costs and expenses incurred in connection with its qualification as a broker-dealer under state or federal laws. The Distribution Agreement also provides that the Fund will indemnify the Distributor and its affiliates and certain other persons against certain liabilities. Specifically, the Distribution Agreement provides that the Fund and the Investment Manager will indemnify, defend and hold the Distributor, its employees, agents, directors and officers and any person who controls the Distributor free and harmless from and against any and all claims arising out of or based upon (i) any material action (or omission to act) of the Distributor or its agents taken in connection with the Distribution Agreement; provided that such action (or omission to act) is taken without willful misfeasance, gross negligence or reckless disregard by the Distributor of its duties and obligations under the Distribution Agreement; (ii) any untrue or alleged untrue statement of a material fact contained in the Prospectus or related offering materials or any omission or alleged omission to state a material fact required to be stated in the Prospectus or related offering materials or necessary to make the statements in any Prospectus or related offering materials not misleading, unless such statement or omission was made in reliance upon, and in conformity with, information furnished in writing to the Fund or the Investment Manager in connection with the preparation of the Fund’s Prospectus or related offering materials by or on behalf of the Distributor; (iii) any material breach of the agreements, representations, warranties and covenants by the Fund and the Investment Manager in the Distribution Agreement; or (iv) the reliance on or use by the Distributor or its agents or subcontractors of information, records, documents or services which have been prepared, maintained or performed by the Fund or the Investment Manager.

The Investment Manager and/or its affiliates may make payments to selected affiliated or unaffiliated third parties (including the parties who have entered into selling agreements with the Distributor) from time to time in connection with the distribution of Shares and/or the servicing of Shareholders and/or the Fund. These payments will be made out of the Investment Manager’s and/or affiliates’ own assets and will not represent an additional charge to the Fund. The amount of such payments may be significant in amount and the prospect of receiving any such payments may provide such third parties or their employees with an incentive to favor sales of Shares of the Fund over other investment options. Contact your financial intermediary for details about revenue sharing payments it receives or may receive.

The Fund, the Distributor and the transfer agent may enter into arrangements with one or more financial intermediaries to provide non-distribution related sub-transfer agency, sub-administration, sub-accounting, and other services associated with Shareholders whose Shares are held of record in omnibus accounts, including platforms that facilitate trading and recordkeeping by financial intermediaries. In return for these services, the Fund may pay sub-transfer agency fees to such financial intermediaries in an amount not to exceed 0.15% of the average daily net assets of the Class A Shares or Class C Shares. If paid by the Fund, these expenses will be included in “Other Expenses” under “Fund Fees and Expenses” in this Prospectus and will not be used for distribution purposes. Such amounts will be in addition to, rather than in lieu of, Distribution and Servicing Fees payable under the Fund’s Distribution and Service Plan as described herein.

DISTRIBUTION AND SERVICE PLAN

The Fund has adopted a Distribution and Service Plan with respect to Class A Shares and Class C Shares in compliance with Rule 12b-1 under the Investment Company Act, and subject to the conditions of the exemptive relief received from the SEC. Under the Distribution and Service Plan, Class A Shares and Class C Shares of the Fund pay to the Distributor a distribution and/or service fee, payable monthly in arrears, based on a percentage of the Fund’s average daily net assets attributed to such share class as set forth below. As used throughout this prospectus, “Distribution and Servicing Fee” shall refer, collectively, to the fee for distribution-related services and the fee for shareholder services. The Distribution and Servicing Fee for any partial month will be appropriately prorated. Class I Shares are not subject to the Distribution and Servicing Fee.

Share Class	Maximum Distribution- Related and Shareholder Services
Class A	0.25%
Class C	1.00%

The Distributor may pay various Intermediaries substantially all of the Distribution and Servicing Fee, which they will use to compensate their representatives for sales and/or support services. The Distributor, or its affiliates, may directly place certain classes of Shares in the Fund, and for such directly-placed shares, will retain all or a portion of the Distribution and Servicing Fee (as applicable).

The Investment Adviser may pay additional compensation out of its own resources (i.e., not Fund assets) to certain Intermediaries for sales and wholesaling support, and also for other services including due diligence support, account maintenance, provision of information and support services, including distribution and marketing support services.

ADMINISTRATION

The Fund has retained the Administrator, UMB Fund Services, Inc., whose principal business address is 235 West Galena Street, Milwaukee, WI 53212, to provide administrative services, and to assist with operational needs. The Administrator provides such services to the Fund pursuant to an administration agreement between the Fund and the Administrator (the “Administration Agreement”). The Administrator is responsible directly or through its agents for, among other things, providing the following services to the Fund; (1) maintaining a list of Shareholders and generally performing all actions related to the issuance and repurchase of Shares of the Fund, if any, including delivery of trade confirmations and capital statements; (2) providing certain administrative, clerical and bookkeeping services; (3) providing services related to the payment of distributions, and accounting services; (4) computing the NAV of the Fund in accordance with GAAP and procedures defined in consultation with the Investment Manager; (5) overseeing the preparation of semi-annual and annual financial statements of the Fund in accordance with GAAP, quarterly reports of the operations of the Fund and information required for tax returns; (6) supervising regulatory compliance matters and preparing certain regulatory filings; and (7) performing additional services, as agreed upon, in connection with the administration of the Fund. The Administrator may from time to time delegate its responsibilities under the Administration Agreement to one or more parties selected by the Administrator, including its affiliates or affiliates of the Investment Manager.

The Fund pays an annual fee beginning at 0.09% of the Fund’s net assets and decreasing as assets reach certain levels. In addition, the Fund pays the Administrator its pro-rata share, based on combined assets under management, of an annual relationship-level base fee paid by all registered investment companies advised by the Investment Manager and serviced by the Administrator (together with the asset-based fee, the “Administration Fee”). The Administration Fee generally covers fund administration, fund accounting, tax regulation and compliance, and custody administration services provided by the Administrator or its affiliates. The Administration Fee is paid to the Administrator out of the assets of the Fund, and therefore decreases the net profits or increases the net losses of the Fund. The Fund also reimburses the Administrator for certain out-of-pocket expenses. The Administration Fee and the other terms of the Administration Agreement may change from time to time as may be agreed to by the Fund and the Administrator.

The Administration Agreement provides that, in the absence of willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations to the Fund, the Administrator and any partner, director, officer or employee of the Administrator, or any of their affiliates, executors, heirs, assigns, successors or other legal representatives, will not be liable to the Fund for any error of judgment, for any mistake of law or for any act or omission by the person in connection with the performance of administration services for the Fund. The Administration Agreement also provides for indemnification, to the fullest extent permitted by law, by the Fund or the Administrator, or any partner, director, officer or employee of the Administrator, and any of their affiliates, executors, heirs, assigns, successors or other legal representatives, against any liability or expense to which the person may be liable that arises in connection with the performance of services to the Fund, so long as the liability or expense is not incurred by reason of the person’s willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations to the Fund.

TRANSFER AGENT

The Fund has retained UMBFS, whose principal business address is 235 West Galena Street, Milwaukee, WI 53212, to provide certain transfer agency and shareholder services. UMBFS provides such services to the Fund pursuant to a transfer agency agreement between the Fund and UMBFS (the “Transfer Agent Agreement”). In consideration for these services, the Fund pays UMBFS a base annual fee plus certain asset-based fees on the Fund’s net assets, and other fees, as applicable (the “Transfer Agent Fee”). UMBFS is also reimbursed by the Fund for out-of-pocket expenses relating to services provided to the Fund. The Transfer Agent Fee and the other terms of the Transfer Agent Agreement may change from time to time as may be agreed to by the Fund and UMBFS.

CUSTODIAN

UMB Bank, N.A. (the “Custodian”) serves as the primary custodian of the assets of the Fund and any wholly-owned subsidiaries of the Fund. The Custodian may maintain custody of such assets with U.S. and non-U.S. subcustodians (which may be banks and trust companies), securities depositories and clearing agencies in accordance with the requirements of Section 17(f) of the Investment Company Act and the rules thereunder. Assets of the Fund are not held by the Investment Manager or commingled with the assets of other accounts other than to the extent that securities are held in the name of the Custodian or U.S. or non-U.S. subcustodians in a securities depository, clearing agency or omnibus customer account of such custodian. The Custodian’s principal business address is 1010 Grand Blvd., Kansas City, MO 64106.

FUND EXPENSES

The Fund pays all of its expenses, or reimburses the Investment Manager or its affiliates to the extent they have previously paid such expenses on behalf of the Fund. The expenses of the Fund include, but are not limited to all fees and expenses reasonably incurred in connection with the operation of the Fund; all fees and expenses directly related to portfolio transactions and positions for the Fund’s account such as direct and indirect expenses associated with the Fund’s investments, and enforcing the Fund’s rights in respect of such investments; quotation or valuation expenses; the Investment Management Fee, the Administration Fee, servicing and other similar fees and expenses; out-of-pocket costs directly relating to investment transactions that are not consummated; other investment-related expenses, such as brokerage commissions, dealer spreads; transfer fees; fees on any borrowings or any expenses relating to leverage or indebtedness (including any interest thereon); professional fees; out-of-pocket costs directly relating to investment transactions that are not consummated; other expenses incurred in placing orders for the purchase and sale of securities and other investment instruments; reasonable research and due diligence expenses relating to the identification and selection of investments (including expenses of news and quotation subscriptions, market or industry research, consultants or experts); investment-related software and databases relating thereto; fees and expenses of outside legal counsel (including fees and expenses associated with the review of documentation for prospective investments by the Fund), including foreign legal counsel; litigation costs and expenses, judgments and settlements directly related to the preservation of the value of investments; reasonable legal, third party consultant, and investment-related software and databases expenses incurred in relation to entering into, the reviewing, reporting, monitoring, confirming and/or administration of the investments (including expenses of engaging third party valuation consultants and agents and expenses of loan administration with non-affiliates) and other matters (including online systems used to obtain pricing and trading information and systems used for the allocation of investments); accounting, auditing and tax preparation expenses; fees and expenses in connection with repurchase offers and any repurchases of Shares; taxes and governmental fees (including tax preparation fees); fees and expenses of any custodian, subcustodian, transfer agent, and registrar, and any other agent of the Fund; all costs and charges for equipment or services used in communicating information regarding the Fund’s transactions with any custodian or other agent engaged by the Fund; bank services fees; costs and expenses relating to any amendment of the Declaration of Trust or other organizational documents of the Fund; any fees and expenses in connection with seeking the SEC’s approval of any exemptive relief (or amending existing exemptive relief); expenses of preparing, amending, printing, and distributing the Prospectus and any other sales material (and any supplements or amendments thereto), reports, notices, other communications to Shareholders, and proxy materials; all taxes, fees or other governmental charges and expenses of preparing, printing, and filing reports and other documents with government agencies; expenses incurred by the Investment Manager in responding to a legal, administrative, judicial or regulatory action, claim, or suit relating to the Fund; expenses of Shareholders’ meetings, including the solicitation of proxies in connection therewith; expenses of corporate data processing and related services; shareholder recordkeeping and account services, fees, and disbursements; expenses relating to investor and public relations; fees and expenses of the members of the Board who are not employees of the Investment Manager or its affiliates; insurance premiums; and ad hoc expenses incurred at the specific request of the Investment Manager or the Board; Extraordinary Expenses (as defined below); and all costs and expenses incurred as a result of dissolution, winding-up and termination of the Fund. The Fund may need to sell portfolio securities to pay fees and expenses, which could cause the Fund to realize taxable gains.

“Extraordinary Expenses” means all expenses incurred by the Fund outside of the ordinary course of its business, including, without limitation, costs incurred in connection with any claim, litigation, arbitration, mediation, government investigation or dispute and the amount of any judgment or settlement paid in connection therewith, or the enforcement of the rights against any person or entity; costs and expenses for indemnification or contribution payable to any person or entity; expenses of a reorganization, restructuring or merger, as applicable; expenses of holding, or soliciting proxies for, a meeting of shareholders; and the expenses of engaging a new administrator, custodian or transfer agent.

The Investment Manager also bears all of its expenses and costs incurred in providing investment advisory services to the Fund, including travel and certain other expenses. In addition, the Investment Manager is responsible for the payment of the compensation and expenses of those officers of the Fund affiliated with the Investment Manager, and making available, without expense to the Fund, the services of such individuals, subject to their individual consent to serve and to any limitations imposed by law. The Investment Manager is also responsible for any expenses of printing and distributing the Fund’s Prospectus, Statement of Additional Information and sales and advertising materials to prospective investors, to the extent such expenses are not covered by any applicable Rule 12b-1 plan.

The Fund’s fees and expenses will decrease the net profits or increase the net losses of the Fund that are credited to Shareholders.

The Investment Manager has entered into an expense limitation and reimbursement agreement (the “Expense Limitation and Reimbursement Agreement”) with the Fund, whereby the Investment Manager has agreed to waive fees that it would otherwise have been paid, and/or to assume expenses of the Fund (a “Waiver”), if required to ensure the Total Annual Expenses (excluding any taxes, leverage interest, Incentive Fees, brokerage commissions, dividend and interest expenses on short sales, distribution and/or shareholder servicing fees paid by the Fund; acquired fund fees and expenses (as determined in accordance with SEC Form N-2), expenses incurred in connection with any merger or reorganization, and extraordinary expenses, such as litigation expenses) do not exceed 1.75% of the average daily net assets of Class I Shares, Class A Shares, and Class C Shares (the “Expense Limit”). Because taxes, leverage interest, Incentive Fees, brokerage commissions, dividend and interest expenses on short sales, distribution and/or shareholder servicing fees paid by the Fund, acquired fund fees and expenses, expenses incurred in connection with any merger or reorganization, and extraordinary expenses, such as litigation expenses are excluded from the Expense Limit, Total Annual Expenses (after fee waivers and expense reimbursements) will exceed 1.75%. For a period not to exceed three years from the date on which a Waiver is made, the Investment Manager may recoup amounts waived or assumed, provided it is able to effect such recoupment and remain in compliance with the Expense Limit in place at the time of the Waiver, and any then-existing expense limit. The Expense Limitation and Reimbursement Agreement is in effect until October 1, 2027, and will automatically renew for successive twelve-month periods thereafter. The Board may terminate the Expense Limitation and Reimbursement Agreement at any time upon 30 days’ written notice, and the Investment Manager may terminate the Expense Limitation and Reimbursement Agreement effective as of the end of the then current term upon 30 days’ written notice. See “Fund Fees and Expenses.”

VOTING

Each Shareholder will have the right to cast a number of votes, based on the number of such Shareholder’s Shares, at any meeting of Shareholders called by the Board. Each Share is entitled to one vote per Share. A Shareholder of each Class is entitled to a proportionate vote for each fractional Share of such Class on any matter on which the Shareholder is entitled to vote. Except for the exercise of such voting privileges, Shareholders will not be entitled to participate in the management or control of the Fund’s business and may not act for or bind the Fund. Shareholders of the Fund shall have power to vote only: (a) for the election of one or more Trustees in order to comply with the provisions of the Investment Company Act (including Section 16(a) thereof); (b) with respect to any contract entered into pursuant to Article V of the Fund’s Declaration of Trust to the extent required by the Investment Company Act; (c) with respect to termination of the Fund or a Class thereof to the extent required by applicable law; and (d) with respect to such additional matters relating to the Fund as may be required by the Fund’s Declaration of Trust, the Amended and Restated By-laws of the Fund or any registration of the Fund as an investment company under the Investment Company Act with the Commission (or any successor agency) or as the Trustees may consider necessary or desirable.

CONFLICTS OF INTEREST

The Fund and the Investment Manager may be subject to a number of actual and potential conflicts of interest.

The Investment Manager and its affiliates engage in financial advisory activities that are independent from, and may from time to time conflict with, those of the Fund. In the future, there might arise instances where the interests of such affiliates conflict with the interests of the Fund. The Investment Manager and its affiliates may provide services to, invest in, advise, sponsor and/or act as investment manager to investment vehicles and other persons or entities (including prospective investors in the Fund) which may have structures, investment objectives and/or policies that are similar to (or different than) those of the Fund; which may compete with the Fund for investment opportunities; and which may, subject to applicable law, co-invest with the Fund in certain transactions.

The Fund and Investment Manager have been granted an exemptive order from the SEC that permits the Fund to participate in certain negotiated investments alongside other funds managed by the Investment Manager or certain of its affiliates outside the parameters of Section 17 of the Investment Company Act, subject to certain conditions. The Investment Manager will not cause the Fund to engage in certain investments alongside affiliates unless such investments are permitted under the Order or unless such investments are not prohibited by Section 17(d) of the Investment Company Act or interpretations of Section 17(d) as expressed in SEC no-action letters or other available guidance. The Fund could be limited in its ability to invest in certain investments in which the Investment Manager or any of its affiliates are investing or are invested.

Although the Investment Manager and its affiliates seek to allocate investment opportunities among the Fund and their other clients in a fair and reasonable manner, there can be no assurance that an investment opportunity which comes to the attention of the Investment Manager or its affiliates will be appropriate for the Fund or will be referred to the Fund. The Investment Manager and its affiliates are not obligated to refer any investment opportunity to the Fund.

The directors, partners, trustees, managers, members, officers and employees of the Investment Manager and its affiliates may buy and sell securities or other investments for their own accounts (including through funds managed by the Investment Manager or its affiliates). As a result of differing trading and investment strategies or constraints, investments may be made by directors, partners, trustees, managers, members, officers and employees that are the same, different from or made at different times than investments made for the Fund. To reduce the possibility that the Fund will be materially adversely affected by the personal trading described above, the Fund and the Investment Manager have adopted codes of ethics (the “Codes of Ethics”) in compliance with Section 17(j) of the Investment Company Act that restricts securities trading in the personal accounts of investment professionals and others who normally come into possession of information regarding the portfolio transactions of the Fund. The Codes of Ethics may be obtained by calling the SEC at 1-202-551-8090. The Codes of Ethics are also available on the EDGAR Database on the SEC’s Internet site at sec.gov, and copies may be obtained, after paying a duplicating fee, by email at publicinfo@sec.gov.

The Investment Manager may from time to time have the opportunity to receive material, non-public information (“Confidential Information”) about the issuers of certain investments, including, without limitation, investments being considered for acquisition by the Fund or held in the Fund’s portfolio. For example, principals and other employees of the Investment Manager may serve as directors of, or in a similar capacity with, portfolio companies in which the Fund invests, the securities of which are purchased or sold on the Fund’s behalf. The Investment Manager may (but is not required to) seek to avoid receipt of Confidential Information from issuers so as to avoid possible restrictions on its ability to purchase and sell investments on behalf of the Fund and other clients to which such Confidential Information relates. In such circumstances, the Fund may be disadvantaged in comparison to other investors, including with respect to the price the Fund pays or receives when it buys or sells an investment. The Investment Manager may also determine to receive such Confidential Information in certain circumstances under its applicable policies and procedures. If the Investment Manager intentionally or unintentionally comes into possession of Confidential Information, it may be unable, potentially for a substantial period of time, to purchase or sell investments to which such Confidential Information relates.

Many of the Fund’s portfolio investments are expected to be loans and other securities that are not publicly traded and for which no market based price quotation is available. Pursuant to Rule 2a-5 under the Investment Company Act, the Board has named the Investment Manager to serve as Valuation Designee with respect to the Fund’s investments. The participation of the investment professionals of the Investment Manager in the Fund’s valuation process could result in a conflict of interest as the Investment Management Fee is based on the Fund’s average daily net assets. Investments in OID securities may provide certain additional benefits to the Investment Manager, including increased management fees. See “PRINCIPAL RISK FACTORS — INVESTMENT STRATEGY-SPECIFIC INVESTMENT-RELATED RISKS — ORIGINAL ISSUE DISCOUNT SECURITIES.”

The professional staff of the Investment Manager devotes such time and effort in conducting activities on behalf of the Fund as the Investment Manager reasonably determines to be appropriate for its duties to the Fund. However, the Investment Manager’s staff is currently committed to and expects to be committed in the future to providing investment advisory services as well as other services to other clients (including other registered and unregistered pooled investment vehicles) and engaging in other business ventures in which the Fund has no interest. As a result of these separate business activities, the Investment Manager has actual or potential conflicts of interest in allocating management time, services and functions among the Fund and other business ventures or clients.

The Investment Manager may receive more compensation with respect to certain similarly managed accounts or funds than that received with respect to the Fund or may receive compensation based in part on the performance of those similar accounts or funds. This may create a potential conflict of interest for the Investment Manager or its portfolio managers by providing an incentive to favor these similar accounts or funds when, for example, placing securities transactions.

The Investment Manager may have other relationships, including significant financial relationships, with potential sub-advisers or their affiliates or other third parties, which may create a conflict of interest, including recommending clients invest in investment products sponsored by other third parties.

OUTSTANDING SECURITIES

The following table sets forth information about the Fund’s outstanding Shares as of July 1, 2026.

(1) Title of Class	(2) Amount Authorized	(3) Amount Held by Fund or for its Account	(4) Amount Outstanding Exclusive of Amount Shown Under (3)
Class I Shares	Unlimited	None	5,619,001
Class A Shares	Unlimited	None	None
Class C Shares	Unlimited	None	None

OFFERS TO REPURCHASE/REPURCHASE PROCEDURES

A substantial portion of the Fund’s investments are illiquid. For this reason, the Fund is structured as a closed-end interval fund, which means that the Shareholders do not have the right to redeem their Shares on a daily basis. In addition, the Fund does not expect any trading market to develop for the Shares. As a result, if investors decide to invest in the Fund, they will have very limited opportunity to sell their Shares.

The Fund provides a limited degree of liquidity to Shareholders by conducting repurchase offers quarterly.

For each repurchase offer, the Board will set an amount between 5% and 25% of the Fund’s Shares based on relevant factors, including the liquidity of the Fund’s positions and the Shareholders’ desire for liquidity. A Shareholder whose Shares (or a portion thereof) are repurchased by the Fund will not be entitled to a return of any sales charge that was charged in connection with the Shareholder’s purchase of the Shares. The offer to purchase shares is a fundamental policy that may not be changed without the vote of the holders of a majority of the Fund’s outstanding voting securities (as defined in the Investment Company Act). Quarterly repurchase offers will occur in the months of February, May, August and November.

Shareholders will be notified in writing of each quarterly repurchase offer, how they may request that the Fund repurchase their Shares, and the date the repurchase offer ends (the “Repurchase Request Deadline”) (i.e., the date by which Shareholders must tender their Shares in response to a repurchase offer). Shares will be repurchased at the per-class NAV per Share determined as of the close of business no later than the fourteenth day after the Repurchase Request Deadline, or the next Business Day if the fourteenth day is not a Business Day (each a “Repurchase Pricing Date”).

Shareholders tendering Shares for repurchase will be asked to give written notice of their intent to do so by the date specified in the notice describing the terms of the applicable repurchase offer (the “Shareholder Notice”), which date will be no more than fourteen days prior to the Repurchase Pricing Date. Shares tendered for repurchase by shareholders prior to any Repurchase Request Deadline will be repurchased subject to the aggregate repurchase amounts established for that Repurchase Request Deadline. The time between the Shareholder Notification and the Repurchase Request Deadline is generally thirty (30) days, but may vary from no more than forty-two (42) days to no less than twenty-one (21) days. The Shareholder Notification will contain information Shareholders should consider in deciding whether to tender their Shares for repurchase, including detailed instructions on how to tender Shares for repurchase, the Repurchase Offer Amount and the dates of the Repurchase Request Deadline, the scheduled Repurchase Pricing Date, and the date the repurchase proceeds are scheduled for payment (the “Repurchase Payment Deadline”). The Shareholder Notification also will set forth the NAV per Share that has been computed no more than seven (7) days before the date of such notification, and how Shareholders may ascertain the NAV per Share after the notification date (by calling (888) 723-1542 and asking for the most recent NAV). The Shareholder Notification will set forth the procedures to withdraw or modify tenders before the Repurchasing Pricing Date. Payment pursuant to the repurchase will be made by checks to the Shareholder’s address of record, or credited directly to a predetermined bank account on the Purchase Payment Date, which will be no more than seven (7) days after the Repurchase Pricing Date. The Board may establish other policies for repurchases of Shares that are consistent with the Investment Company Act, regulations thereunder and other pertinent laws.

If Shareholders tender for repurchase more than the Repurchase Offer Amount for a given repurchase offer, the Fund may, but is not required to, repurchase an additional amount of Shares not to exceed 2% of the outstanding Shares of the Fund on the Repurchase Request Deadline. If the Fund determines not to repurchase more than the Repurchase Offer Amount, or if Shareholders tender Shares in an amount exceeding the Repurchase Offer Amount plus 2% of the outstanding Shares on the Repurchase Request Deadline, the Fund will repurchase the Shares on a pro rata basis. However, the Fund may accept all Shares tendered for repurchase by Shareholders who own less than 100 Shares and who tender all of their Shares, before prorating other amounts tendered.

The Fund may suspend or postpone a repurchase offer only: (a) if making or effecting the repurchase offer would cause the Fund to lose its status as a regulated investment company under the Code; (b) for any period during which the NYSE or any market on which the securities owned by the Fund are principally traded is closed, other than customary weekend and holiday closings, or during which trading in such market is restricted; (c) for any period during which an emergency exists as a result of which disposal by the Fund of securities owned by it is not reasonably practicable, or during which it is not reasonably practicable for the Fund fairly to determine the value of its net assets; or (d) for such other periods as the SEC may by order permit for the protection of Shareholders of the Fund. If a repurchase offer is suspended or postponed, the Fund will provide notice to Shareholders of such suspension or postponement. If the Fund renews the repurchase offer, the Fund will send a new Shareholder Notification to Shareholders.

The Fund must maintain liquid assets equal to the Repurchase Offer Amount from the time that the Shareholder Notification is sent to Shareholders until the Repurchase Pricing Date. The Fund will ensure that a percentage of its net assets equal to at least 100% of the Repurchase Offer Amount consists of assets that can be sold or disposed of in the ordinary course of business at approximately the price at which the Fund has valued the investment within the time period between the Repurchase Request Deadline and the Repurchase Payment Deadline. The Board has adopted procedures that are reasonably designed to ensure that the Fund’s assets are sufficiently liquid so that the Fund can comply with the repurchase offer and the liquidity requirements described in the previous paragraph. If, at any time, the Fund falls out of compliance with these liquidity requirements, the Board will take whatever action it deems appropriate to ensure compliance.

The Fund may cause a mandatory repurchase or redemption of all or some of the Shares of a Shareholder, or any person acquiring Shares from or through a Shareholder, at NAV in accordance with the Declaration of Trust and Section 23 of the Investment Company Act and Rule 23c-2 thereunder. Such circumstances may include if, among other reasons, the Board determines that continued ownership of such Shares by the Shareholder may be harmful or injurious to the business or reputation of the Fund, or may subject the Fund or any Shareholders to an undue risk of adverse tax or other fiscal consequences, or would otherwise be in the best interests of the Fund.

Please see “Taxes — Taxation of the Fund — Sales and Redemptions” below for a discussion regarding the tax consequences of participating in a repurchase offer.

TRANSFERS OF SHARES

No person shall become a substituted Shareholder of the Fund without the consent of the Fund, which consent may be withheld in its sole discretion. Shares held by Shareholders may be transferred only: (i) by operation of law in connection with the death, divorce, bankruptcy, insolvency, or adjudicated incompetence of the Shareholder; or (ii) under other limited circumstances, with the consent of the Board (which may be withheld in its sole discretion and is expected to be granted, if at all, only under extenuating circumstances).

Notice to the Fund of any proposed transfer must include evidence satisfactory to the Board that the proposed transferee, at the time of transfer, meets any requirements imposed by the Fund with respect to investor eligibility and suitability. Notice of a proposed transfer of a Share must also be accompanied by a properly completed investor application in respect of the proposed transferee. In connection with any request to transfer Shares, the Fund may require the Shareholder requesting the transfer to obtain, at the Shareholder’s expense, an opinion of counsel selected by the Fund as to such matters as the Fund may reasonably request. Each transferring Shareholder and transferee may be charged reasonable expenses, including, but not limited to, attorneys’ and accountants’ fees, incurred by the Fund in connection with the transfer.

Any transferee acquiring Shares by operation of law in connection with the death, divorce, bankruptcy, insolvency, or adjudicated incompetence of the Shareholder, will be entitled to the distributions allocable to the Shares so acquired, to transfer the Shares in accordance with the terms of the Declaration of Trust and to tender the Shares for repurchase by the Fund, but will not be entitled to the other rights of a Shareholder unless and until the transferee becomes a substituted Shareholder as specified in the Declaration of Trust. If a Shareholder transfers Shares with the approval of the Board, the Fund shall as promptly as practicable take all necessary actions so that each transferee or successor to whom the Shares are transferred is admitted to the Fund as a Shareholder.

By subscribing for Shares, each Shareholder agrees to indemnify and hold harmless the Fund, the Board, the Investment Manager, each other Shareholder, and any affiliated person of the Fund against all losses, claims, damages, liabilities, costs, and expenses (including legal or other expenses incurred in investigating or defending against any losses, claims, damages, liabilities, costs, and expenses or any judgments, fines, and amounts paid in settlement), joint or several, to which such persons may become subject by reason of or arising from any transfer made by that Shareholder in violation of the Declaration of Trust or any misrepresentation made by that Shareholder in connection with any such transfer.

ANTI-MONEY LAUNDERING

If the Fund, the Investment Manager or any governmental agency believes that the Fund has sold Shares to, or is otherwise holding assets of, any person or entity that is acting, directly or indirectly, in violation of U.S., international or other anti-money laundering laws, rules, regulations, treaties or other restrictions, or on behalf of any suspected terrorist or terrorist organization, suspected drug trafficker, or senior foreign political figure(s) suspected of engaging in corruption, the Fund, the Investment Manager or such governmental agency may freeze the assets of such person or entity invested in the Fund or suspend the repurchase of Shares. The Fund may also be required to, or deem it necessary or advisable to, remit or transfer those assets to a governmental agency, in some cases without prior notice to the investor.

CALCULATION OF NET ASSET VALUE

General

The Administrator calculates the Fund’s NAV following the close of regular trading on the NYSE, generally 4:00 p.m. Eastern Time, on each day the NYSE is open for trading, and at such other times as the Board may determine, including in connection with repurchases of Shares, in accordance with the procedures described below or as may be determined from time to time in accordance with policies established by the Board.

The Board has approved the delegation of the day-to-day responsibility for determining the fair value of Fund investments in accordance with valuation procedures approved by the Board (the “Valuation Procedures”) to the Investment Manager as valuation designee (in such capacity, the “Valuation Designee”).

Investments in securities that are listed on the NYSE are valued, except as indicated below, at the last sale price reflected at the close of the NYSE on the Business Day as of which such value is being determined. If there has been no sale on such day, the securities are valued at the mean of the closing bid and asked prices for the day or, if no asked price is available, at the bid price. Securities not listed on the NYSE but listed on other domestic or foreign securities exchanges are valued in a similar manner. Securities traded on more than one securities exchange are valued at the last sale price on the Business Day as of which such value is being determined as reflected on the tape at the close of the exchange representing the principal market for such securities.

As a general matter, to value the Fund’s investments, the Valuation Designee will use current market values when available, and otherwise value the Fund’s investments with fair value methodologies that the Valuation Designee believes to be consistent with those used by the Fund for valuing its investments. These fair value calculations will involve significant professional judgment by the Valuation Designee in the application of both observable and unobservable attributes, and it is possible that the fair value determined for a security may differ materially from the value that could be realized upon the sale of the security. There is no single standard for determining fair value of an investment. Likewise, there can be no assurance that the Fund will be able to purchase or sell an investment at the fair value price used to calculate the Fund’s NAV.

The Valuation Designee will monitor the valuations of Fund investments and review any material concerns with the Board.

Suspension of Calculation of Net Asset Value

As noted above, the Administrator calculates the Fund’s NAV as of the close of business on each Business Day. However, there may be circumstances where it may not be practicable to determine a NAV, including, but not limited to during any period when the principal stock exchanges for securities in which the Fund has invested its assets are closed other than for weekends and customary holidays (or when trading on such exchanges is restricted or suspended), or an emergency exists as determined by the SEC, making securities sales or determinations of NAV not practicable, or the SEC permits a delay for the protection of shareholders. In such circumstances, the Board (after consultation with the Investment Manager) may suspend the calculation of NAV. The Fund will not accept subscriptions for Shares if the calculation of NAV is suspended, and the suspension may require the termination of a pending repurchase offer by the Fund (or the postponement of the Repurchase Pricing Date for a repurchase offer). Notwithstanding a suspension of the calculation of NAV, the Fund will be required to determine the value of its assets and report NAV in its semi-annual and annual reports to Shareholders and in its reports on Form N-PORT filed with the SEC after the end of the first and third quarters of the Fund’s fiscal year. The Administrator will resume calculation of the Fund’s NAV after the Board (in consultation with the Investment Manager) determines that conditions no longer require suspension of the calculation of NAV.

TAXES

The following is a summary of certain material federal income tax consequences of acquiring, holding and disposing of Shares. Because the federal income tax consequences of investing in the Fund may vary from Shareholder to Shareholder depending on each Shareholder’s unique federal income tax circumstances, this summary does not attempt to discuss all potential of the federal income tax consequences of such an investment. Among other things, except in certain limited cases, this summary does not purport to deal with persons in special situations (such as financial institutions, insurance companies, entities exempt from federal income tax, RICs, dealers in commodities and securities, pass through entities, and, except to the extent discussed below, non-U.S. persons). Further, to the limited extent this summary discusses possible foreign, state and local income tax consequences, it does so in a very general manner. Finally, this summary does not purport to discuss federal tax consequences (such as estate and gift tax consequences) other than those arising under the federal income tax laws. You are therefore urged to consult your tax advisers to determine the federal, state, local and foreign tax consequences of acquiring, holding and disposing of Shares.

The following summary is based upon the Code as well as administrative regulations and rulings and judicial decisions thereunder, as of the date hereof, all of which are subject to change at any time (possibly on a retroactive basis). Accordingly, no assurance can be given that the tax consequences to the Fund or its shareholders will continue to be as described herein.

The Fund has not sought or obtained a ruling from the IRS (or any other federal, state, local or foreign governmental agency) or an opinion of legal counsel as to any specific federal, state, local or foreign tax matter that may affect the Fund or its shareholders. Accordingly, although this summary is considered to be a correct interpretation of applicable law, no assurance can be given that a court or taxing authority will agree with such interpretation or with the tax positions taken by the Fund.

Except where specifically noted, this summary relates solely to U.S. Shareholders. A U.S. Shareholder for purposes of this discussion is a person who is a citizen or a resident alien of the U.S., a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) organized under the laws of the U.S. or any political subdivision thereof, an estate whose income is subject to U.S. federal income tax regardless of its source or a trust if: (i) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust or (ii) the trust has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

Taxation of the Fund

The Fund intends to elect to be treated, and to qualify each year, as a RIC under federal income tax law. As a RIC, the Fund will generally not be subject to federal corporate income taxes, provided that it distributes out to Shareholders its taxable income and gain each year. To qualify for treatment as a RIC, the Fund must meet three important tests each year.

First, the Fund must derive with respect to each taxable year at least 90% of its gross income from dividends, interest, certain payments with respect to securities loans, gains from the sale or other disposition of stock or securities or foreign currencies, other income derived with respect to its business of investing in such stock, securities or currencies, or net income derived from interests in qualified publicly traded partnerships. It should be noted that the Fund may earn certain fee income from the origination of loans that will not be included as income that satisfies the 90% test described in the preceding sentence.

Second, generally, at the close of each quarter of its taxable year, at least 50% of the value of the Fund’s assets must consist of cash and cash items, U.S. government securities, securities of other RICs, and securities of other issuers (as to which the Fund has not invested more than 5% of the value of its total assets in securities of the issuer and as to which the Fund does not hold more than 10% of the outstanding voting securities of the issuer), and no more than 25% of the value of the Fund’s total assets may be invested in the securities of (1) any one issuer (other than U.S. government securities and securities of other RICs), (2) two or more issuers that the Fund controls and which are engaged in the same or similar trades or businesses, or (3) one or more qualified publicly traded partnerships.

Third, the Fund must distribute an amount equal to at least the sum of 90% of its investment company taxable income (net investment income and the excess of net short-term capital gain over net long-term capital loss) and 90% of its net tax-exempt interest income, if any, for the year.

To the extent that the Fund invests in Underlying Funds that are partnerships for federal income tax purposes (other than qualified publicly traded partnerships), the Fund will generally need to take into account its proportionate share of the income and assets of those Underlying Funds for purposes of these three tests.

The Fund intends and expects to comply with these three requirements each year, but there can be no assurance that this will always be the case. If for any taxable year the Fund were not to qualify as a RIC, all its taxable income would be subject to income tax at regular corporate rates without any deduction for distributions to Shareholders. In that event, all taxable Shareholders would recognize dividend income on distributions to the extent of the Fund’s current and accumulated earnings and profits, although Shareholders that are corporations could be eligible for the dividends-received deduction.

The Code imposes a nondeductible 4% excise tax on RICs that fail to distribute each year an amount equal to specified percentages of their ordinary taxable income and capital gain net income (excess of capital gains over capital losses). The Fund intends to make sufficient distributions or deemed distributions each year to avoid liability for this excise tax, although no assurance can be given that this will always be the case.

Certain of the Fund’s investments will require the Fund to recognize taxable income in a taxable year in excess of the cash generated on those investments during that year. In particular, a significant portion of the Fund’s investments may consist of investments in entities that are treated as partnerships for federal income tax purposes and in many cases may generate taxable income in a year that exceeds the amount of the cash distributions made by the entities during the year. Moreover, the Fund may invest, directly or indirectly, in debt obligations that will be treated as having OID for U.S. federal income tax purposes. Additionally, some of the CLOs in which the Fund may invest may constitute PFICs, or under certain circumstances, controlled foreign corporations, and the Fund may invest in other PFICs. Because the Fund may be required to recognize income in respect of these investments before, or without receiving, cash representing such income, the Fund may have difficulty satisfying the annual distribution requirements applicable to RICs and avoiding Fund-level U.S. federal income and/or excise taxes. Accordingly, the Fund may be required to sell assets, including at potentially disadvantageous times or prices, raise additional debt or equity capital, make taxable distributions of its Shares or debt securities, or reduce new investments, to obtain the cash needed to make income distributions and/or meet repurchase requests. If the Fund liquidates assets to raise cash, the Fund may realize gain or loss on such liquidations; in the event the Fund realizes net capital gains from such liquidation transactions, the Shareholders may receive larger capital gain distributions than they would in the absence of such transactions. Additionally, liquidation of Fund assets in order to meet Share redemptions may impact the Fund’s ability to qualify as a RIC under the Code as described above.

The Fund may invest a portion of its net assets in below investment grade instruments or in pass-through entities holding such instruments. Investments in these types of instruments may present special tax issues for the Fund. Moreover, federal income tax rules are not entirely clear about issues such as when the Fund may cease to accrue interest, OID or market discount, when and to what extent deductions may be taken for bad debts or worthless instruments, how payments received on obligations in default should be allocated between principal and income and whether exchanges of debt obligations in a bankruptcy or workout context are taxable. These and other issues would need to be addressed by the Fund to attempt to seek to ensure that it distributes sufficient income that it does not become subject to corporate income or excise tax.

Distributions to Shareholders.    The Fund intends to accrue dividends daily (Saturdays, Sundays and holidays included) and to distribute as of the last business day of each quarter. If a quarter begins on a Saturday, Sunday, or holiday, dividends for those days are accrued and distributed at the end of the preceding quarter. Income dividends begin accruing the day after a purchase is processed by the Fund or its agents. If Shares are redeemed by a Shareholder, such Shareholder will receive all dividends accrued through the day the redemption is processed by the Fund or its agents. The Fund may pay distributions from sources that may not be available in the future and that are unrelated to the Fund’s performance, such as from offering proceeds and/or borrowings. When distributions are paid from offering proceeds and/or borrowings, they may constitute a return of capital for Federal income tax purposes and reduce the amount of capital available to the Fund for investment. Shareholders should note that a return of capital will reduce the tax basis of their shares and potentially increase the taxable gain, if any, upon disposition of their shares, even if the shares are sold at a loss. Distributions of net capital gains are normally accrued and distributed in December. The Fund’s distributions will vary based on the performance of its Underlying Funds. The distributions may be modified by the Board from time to time.

In general, distributions will be taxable to you for federal, state and local income tax purposes unless you are a tax-exempt entity, such as a tax-exempt organization or a qualified retirement plan or individual retirement account.

Distributions are taxable whether they are received in cash or reinvested in Shares. Each Shareholder whose Shares are registered in the Shareholder’s own name will automatically be a participant under the Fund’s dividend reinvestment program (the “DRIP”) and have all income dividends and capital gains distributions automatically reinvested in Shares priced at the then-current NAV unless such Shareholder, at any time, specifically elects to receive income dividends and/or capital gains distributions in cash. Shareholders who elect not to participate in the DRIP will receive all distributions in cash paid to the shareholder of record (or, if the shares are held in street or other nominee name, then to such nominee). Distributions are made at the class level, so they may vary from class to class within the Fund. A taxpaying Shareholder receiving Shares under the DRIP instead of cash distributions will generally owe taxes as a result of the distribution and, because Fund Shares are generally illiquid, may need other sources of funds to pay any taxes. Fund distributions attributable to net investment income and short-term capital gains will generally be taxable to you as ordinary income.

Fund distributions, if any, that are attributable to “qualified dividend income” or “net long-term capital gains” earned by the Fund would be taxable to non-corporate Shareholders at the reduced rates applicable to net long-term capital gains. The Fund does not anticipate, however, that a significant portion of its distributions is likely to be attributable to “qualified dividend income” or net long-term capital gains.

Shareholders are generally taxed on any dividends from the Fund in the year they are actually received, except that dividends declared in October, November or December of a year, and paid in January of the following year, will generally be treated for federal income tax purposes as having been paid to Shareholders on December 31st of the year in which the dividend was declared.

Shareholders should contact the Fund’s Administrator at (888) 723-1542 or 235 West Galena Street, Milwaukee, WI 53212, to make elections to receive income dividends and/or capital distributions in cash; to terminate their participation in the program; and for any other inquiries related to the DRIP.

Certain Withholding Taxes.    The Fund may be subject to taxes, including foreign withholding taxes, attributable to investments of the Fund. If at the close of the Fund’s taxable year more than 50% of the value of its assets were to consist of foreign stock or securities, the Fund will be eligible to elect, for federal income tax purposes, to treat certain foreign taxes paid by it, including generally any withholding and other foreign income taxes, as paid by Shareholders. The Fund does not expect to be able to make such an election.

Sales and Redemptions.    Shareholders will recognize taxable gain or loss on the repurchase of Shares held by the Shareholder through the Fund’s repurchase program in an amount equal to the difference between the Shareholder’s tax basis in the Shares and the amount the Shareholder receives for them. Generally, this gain or loss will be long-term or short-term depending on whether the holding period exceeds 12 months. A loss recognized by a Shareholder upon the repurchase of Shares held for six months or less will be recharacterized as a long-term capital loss rather than a short-term capital loss to the extent of any capital gains dividends received by the Shareholder on the Shares during that holding period. Additionally, any loss realized on a repurchase of Shares may be disallowed under “wash sale” rules to the extent the Shares repurchased are replaced with other Shares within a period of 61 days beginning 30 days before and ending 30 days after the Shares are repurchased, such as pursuant to a dividend reinvestment in Shares. If disallowed, the loss will be reflected in an increase to the basis of the Shares acquired.

The Fund is required to determine and report to the IRS the cost basis of Shares repurchased through the Fund’s repurchase program in addition to reporting the amount received from the others. The Fund has elected to use the First In, First Out (“FIFO”) method as the default cost basis reporting method unless a Shareholder instructs it to use a different method for purposes of determining such Shareholder’s Share cost basis or chooses to specifically identify Shares at the time of each repurchase. If a Shareholder’s account is held by a broker or other adviser, the broker may select a different default method. In these cases, Shareholders should contact the holder of the Shares to obtain information with respect to the available methods and elections for such accounts. Shareholders should carefully review the cost basis information provided by the Fund and make any additional basis, holding period or other adjustments that are required when reporting these amounts on federal and state income tax returns.

IRAs and Other Tax Qualified Plans.    In general, dividends received and gain or loss realized with respect to Shares held in an IRA or other tax qualified plan will not be currently taxable unless the Shares were acquired with borrowed funds.

U.S. Tax Treatment of Non-U.S. Shareholders.    Nonresident aliens, foreign corporations and other foreign investors may be subject to a 30% withholding tax on some of the Fund’s dividends. However, dividends attributable to U.S.-source interest income of the Fund that meets certain additional requirements or to capital gains recognized by the Fund may qualify for exemption from that withholding tax. Any applicable withholding tax may also be reduced (and, in some cases, eliminated) under an applicable tax treaty between the United States and a Shareholder’s country of residence or incorporation, provided that the Shareholder furnishes the Fund with a properly completed IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable, to establish entitlement for these treaty benefits.

A foreign investor will generally not be subject to U.S. tax on gains realized on sales or exchanges of Fund Shares unless the investment in the Fund is connected to a trade or business of the investor in the United States or if the investor is present in the United States for 183 days or more in a year and certain other conditions are met.

In addition, the Fund will be required to withhold 30% tax on certain payments to foreign entities that do not provide an IRS Form W-8BEN-E that evidences their compliance with, or exemption from, specified information reporting requirements under the Foreign Account Tax Compliance Act.

All foreign investors should consult their own tax advisors regarding the tax consequences of an investment in the Fund in their country of residence.

State and Local Taxes.    In addition to the U.S. federal income tax consequences summarized above, you may be subject to state and local taxes on distributions, sales, exchanges, and redemptions. State income taxes may not apply, however, to the portions of the Fund’s distributions, if any, that are attributable to interest on U.S. government securities.

Backup Withholding.    Under applicable “backup withholding” requirements, the Fund may be required in certain cases to withhold and remit to the IRS a percentage of taxable dividends or gross proceeds realized upon sale payable to Shareholders who have failed to provide a correct tax identification number in the manner required, or who are subject to withholding by the IRS for failure to properly include on their return payments of taxable interest or dividends, or who have failed to certify to the Fund that they are not subject to backup withholding when required to do so or that they are “exempt recipients.” The amount of any backup withholding from a payment to a Shareholder will be allowed as a credit against the Shareholder’s U.S. federal income tax liability and may entitle such a Shareholder to a refund, provided that the required information is timely furnished to the IRS.

ERISA AND CODE CONSIDERATIONS

Persons who are fiduciaries with respect to an employee benefit plan or other arrangements subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) (an “ERISA Plan”), certain IRAs, or certain Keogh plans, should consider, among other things, the matters described below before determining whether to invest in the Fund. ERISA imposes certain general and specific responsibilities on persons who are fiduciaries with respect to an ERISA Plan, including prudence, diversification, the avoidance of prohibited transactions, and other standards. In determining whether a particular investment is appropriate for an ERISA Plan, U.S. Department of Labor regulations provide that a fiduciary of the ERISA Plan must give appropriate consideration to, among other things, the role that the investment plays in the ERISA Plan’s portfolio, whether the investment is designed reasonably to further the ERISA Plan’s purposes, the risk and return factors, the portfolio’s composition with regard to diversification, the liquidity and current total return of the portfolio relative to the anticipated cash flow needs of the ERISA Plan and the proposed investment, the income taxes (if any) attributable to the investment, and the projected return of the investment relative to the ERISA Plan’s funding objectives. Before investing the assets of an ERISA Plan in the Fund, an ERISA Plan fiduciary should determine whether such an investment is consistent with ERISA’s fiduciary responsibilities and the foregoing considerations. If a fiduciary with respect to any such ERISA Plan breaches such responsibilities with regard to selecting an investment or an investment course of action for such ERISA Plan, the fiduciary may be held personally liable for losses incurred by the ERISA Plan as a result of such breach. Non-ERISA-covered IRAs and Keogh plans and other arrangements not subject to ERISA, but subject to the prohibited transaction rules of Section 4975 of the Code (“Code Plans”; together with ERISA Plans, “Plans”), should determine whether an investment in the Fund will violate those rules.

Because the Fund will be registered as an investment company under the Investment Company Act, the underlying assets of the Fund will not be considered “plan assets” of the Plans investing in the Fund for purposes of ERISA’s fiduciary responsibility rules and ERISA and the Code’s prohibited transaction rules. Thus, the Investment Manager will not be a fiduciary within the meaning of ERISA and the Code with respect to the assets of any Plan that becomes a Shareholder of the Fund, solely as a result of the Plan’s investment in the Fund.

Certain prospective ERISA Plan investors may currently maintain relationships with the Investment Manager or with other entities that are affiliated with the Investment Manager. Each of such persons may be deemed to be a party in interest to, a disqualified person of, and/or a fiduciary of any ERISA Plan to which it provides investment management, investment advisory, or other services. ERISA and the Code prohibit ERISA Plan assets from being used for the benefit of a party in interest or disqualified person and also prohibit a fiduciary from using its position to cause the ERISA Plan to make an investment from which it or certain third parties in which such fiduciary has an interest would receive a fee or other consideration. ERISA Plan investors should consult with legal counsel to determine if participation in the Fund is a transaction that is prohibited by ERISA or the Code. ERISA Plan fiduciaries will be required to represent that the decision to invest in the Fund was made by them as fiduciaries that are independent of such affiliated persons, that they are duly authorized to make such investment decisions, and that they have not relied on any individualized advice or recommendation of such affiliated persons as a primary basis for the decision to invest in the Fund.

The provisions of ERISA and the Code are subject to extensive and continuing administrative and judicial interpretation and review. The discussion of ERISA and the Code contained herein is, of necessity, general and may be affected by the future publication or the future applicability of final regulations and rulings. Potential investors should consult with their legal advisers regarding the consequences under ERISA and the Code of the acquisition and ownership of Shares.

DESCRIPTION OF SHARES

The Fund is authorized to offer an unlimited amount of Shares. This Prospectus describes three separate classes of Shares designated as Class I Shares, Class A Shares, and Class C Shares. The Fund’s repurchase offers will be made to all of its classes of Shares at the same time, in the same proportional amounts and on the same terms, except for differences in NAVs resulting from differences in fees under a distribution and/or service plan or in class expenses.

PURCHASING SHARES

PURCHASE TERMS

The minimum initial investment in the Fund by any investor for Class I Shares is $1,000,000, the minimum initial investment by any investor for Class A Shares is $5,000 and the minimum initial investment by any investor for Class C Shares is $2,500. However, the Fund, in its sole discretion, may accept investments below these minimums. For example, Shares may be purchased by principals and employees of the Investment Manager or its affiliates and their immediate family members without being subject to the minimum investment requirements. The Shares will initially be issued at $10.00 per share, and thereafter, the purchase price for each class of Shares will be based on the NAV per Share of that Class as of the date such Shares are purchased.

Class A Shares are subject to a sales charge up to 3.00%.

Class A Shares — Sales Charge Schedule
Your Investment	Front-End Sales Charge As a % Of Offering Price*	Front-End Sales Charge As a % Of Net Investment	Dealer Reallowance As a % of Offering Price
$5,000 – $99,999	3.00%	3.09%	3.00%
$100,000 – $499,999	2.50%	2.56%	2.50%
$500,000 – $999,999	2.00%	2.04%	2.00%
$1,000,000 or more	0%	0%	0%

____________

*        The offering price includes the sales charge.

Class I Shares and Class C Shares are not subject to an initial sales charge.

Shares will generally be offered for purchase on each Business Day, except that Shares may be offered more or less frequently as determined by the Fund in its sole discretion. The Board may also suspend or terminate offerings of Shares at any time.

Except as otherwise permitted by the Board, initial and subsequent purchases of Shares will be payable in cash. Orders will be priced at the appropriate price next computed after the order is received by the Administrator. The Fund reserves the right, in its sole discretion, to accept or reject any subscription to purchase Shares in the Fund at any time. In the event that cleared funds and/or a properly completed investor application are not received from a prospective investor prior to the cut-off times pertaining to a particular offering, the Fund may hold the relevant funds and investor application for processing in the next offering.

Investors may also buy Shares of the Fund through financial intermediaries and their agents that have made arrangements with the Fund and are authorized to buy Shares of the Fund (collectively, “Financial Intermediaries”). Orders will be priced at the appropriate price next computed after it is received by a Financial Intermediary and received by the Fund. A Financial Intermediary may hold Shares in an omnibus account in the Financial Intermediary’s name or the Financial Intermediary may maintain individual ownership records. The Fund may pay the Financial Intermediary for maintaining individual ownership records as well as providing other shareholder services. Financial intermediaries may charge fees for the services they provide in connection with processing your transaction order or maintaining an investor’s account with them. Investors should check with their Financial Intermediary to determine if it is subject to these arrangements. Financial Intermediaries are responsible for placing orders correctly and promptly with the Fund and forwarding payment promptly. Orders transmitted with a Financial Intermediary before the close of regular trading (generally 4:00 p.m., Eastern Time) on a day that the NYSE is open for business, will be priced based on the Fund’s NAV per Share of that Class next computed after it is received by the Financial Intermediary.

The Fund has authorized one or more brokers to receive on its behalf purchase orders. Such brokers are authorized to designate other intermediaries to receive purchase orders on the Fund’s behalf. The Fund will be deemed to have received a purchase order when an authorized broker, or if applicable, a broker’s authorized designee, receives the order. Customer orders will be priced at the Fund’s NAV next computed after they are received by an authorized broker or the broker’s authorized designee. Investors may be charged a fee if they effect transactions through an intermediary, broker or agent.

DERIVATIVE ACTIONS/EXCLUSIVE FORUM

No person, other than a Trustee, who is not a Shareholder, will be entitled to bring any derivative action, suit or other proceeding on behalf of the Fund. Except for claims asserted under the U.S. federal securities laws including, without limitation, the Investment Company Act, no shareholder may maintain a derivative action on behalf of the Fund unless holders of at least ten percent (10%) of the outstanding shares join in the bringing of such action. Notwithstanding the foregoing, neither of the preceding provisions governing derivative actions will apply to claims brought under the federal securities laws.

In addition to the requirements set forth in Section 3816 of the Delaware Statutory Trust Act, a Shareholder may bring a derivative action on behalf of the Fund or any class of the Fund only if the following conditions are met: (a) the Shareholder or Shareholders must make a pre-suit written demand upon the Trustees to bring the subject action unless an effort to cause the Trustees to bring such an action is not likely to succeed; and a demand on the Trustees shall only be deemed not likely to succeed and therefore excused if a majority of the Trustees, or a majority of any committee established to consider the merits of such action, has a personal financial interest in the transaction at issue, and a Trustee shall not be deemed interested in a transaction or otherwise disqualified from ruling on the merits of a Shareholder demand by virtue of the fact that such Trustee receives remuneration for his service as a Trustee of the Fund or as a trustee or director of one or more investment companies that are under common management with or otherwise affiliated with the Fund; and (b) unless a demand is not required under clause (a) above, the Trustees must be afforded a reasonable amount of time to consider such Shareholder request and to investigate the basis of such claim; and the Trustees shall be entitled to retain counsel or other advisers in considering the merits of the request and shall require an undertaking by the Shareholders making such request to reimburse the Fund for the expense of any such advisers in the event that the Trustees determine not to bring such action. For purposes of this paragraph, the Trustees may designate a committee of one Trustee to consider a Shareholder demand if necessary to create a committee with a majority of Trustees who do not have a personal financial interest in the transaction at issue. If the demand for derivative action has been considered by the Board of Trustees, and a majority of the Independent Trustees, after considering the merits of the claim, has determined that maintaining a suit would not be in the best interests of the Fund or the affected class, as applicable, the complaining Shareholders shall be barred from commencing the derivative action. If upon such consideration the appropriate members of the Board of Trustees determine that such a suit should be maintained, then the appropriate officers of the Fund shall commence initiation of that suit and such suit shall proceed directly rather than derivatively. The Declaration of Trust provides that the foregoing provisions will not apply to claims brought under the federal securities laws.

The Fund’s By-Laws provide that each Shareholder irrevocably agrees that any claims, suits, actions or proceedings arising out of or relating in any way to the Fund will be exclusively brought in the Court of Chancery of the State of Delaware or, if such court does not have subject matter jurisdiction, then any other court in the State of Delaware with subject matter jurisdiction, and irrevocably waives any right to trial by jury. The exclusive forum provision may require shareholders to bring an action in an inconvenient or less favorable forum. The exclusive forum and jury waiver provisions do not apply to claims arising under the Federal securities laws.

TERM, DISSOLUTION AND LIQUIDATION

The Fund may be dissolved upon approval of a majority of the Trustees. Upon the liquidation of the Fund, its assets will be distributed first to satisfy (whether by payment or the making of a reasonable provision for payment) the debts, liabilities and obligations of the Fund, including actual or anticipated liquidation expenses, other than debts, liabilities or obligations to Shareholders, and then to the Shareholders proportionately in accordance with the amount of Shares that they own. Assets may be distributed in-kind on a proportionate basis if the Board or liquidator determines that the distribution of assets in-kind would be in the interests of the Shareholders in facilitating an orderly liquidation.

REPORTS TO SHAREHOLDERS

The Fund will furnish to Shareholders as soon as practicable after the end of each of its taxable years such information as is necessary for them to complete U.S. federal and state income tax or information returns, along with any other tax information required by law. The Fund provides Shareholders an unaudited semi-annual and an audited annual report within 60 days after the close of the period for which the report is being made, or as otherwise required by the Investment Company Act.

FISCAL YEAR

The Fund’s fiscal year is the 12-month period ending on March 31. The Fund’s taxable year is the 12-month period ending on September 30.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM; LEGAL COUNSEL

Grant Thornton LLP, located at Grant Thornton Tower, 171 N. Clark Street, Suite 200, Chicago, IL 60601, serves as the fund’s independent registered public accounting firm, providing audit services.

Faegre Drinker Biddle & Reath LLP, One Logan Square, Suite 2000, Philadelphia, PA 19103-6996, serves as counsel to the Fund.

INQUIRIES

Inquiries concerning the Fund and Shares (including procedures for purchasing Shares) should be directed to the Fund’s Administrator, UMB Fund Services, Inc. at (888) 723-1542 or 235 West Galena Street, Milwaukee, WI 53212.

PURSUIT ASSET-BASED INCOME FUND

c/o UMB Fund Services, Inc.
235 West Galena Street
Milwaukee, WI 53212

Investment Manager Pursuit Fund Advisers, LLC 61 Clapboard Ridge Road Greenwich, CT 06830	Transfer Agent/Administrator UMB Fund Services, Inc. 235 West Galena Street Milwaukee, WI 53212
Distributor Distribution Services, LLC Three Canal Plaza, Suite 100 Portland, ME 04101	Custodian Bank UMB Bank, n.a. 1010 Grand Blvd. Kansas City, MO 64106
Fund Counsel Faegre Drinker Biddle & Reath LLP One Logan Square, Suite 2000 Philadelphia, Pennsylvania 19103-6996	Independent Registered Public Accounting Firm Grant Thornton LLP 171 N. Clark Street Chicago, IL 60601

STATEMENT OF ADDITIONAL INFORMATION

Pursuit Asset-Based Income Fund
Class I Shares (GOFOX)
Class A Shares (GAFOX)
Class C Shares (GCFOX)

July 29, 2026

c/o UMB Fund Services, Inc.

235 West Galena Street

Milwaukee, WI 53212

414-299-2217

This Statement of Additional Information (“SAI”) is not a prospectus. This SAI relates to and should be read in conjunction with the prospectus (the “Prospectus”) of the Pursuit Asset-Based Income Fund (the “Fund”) dated July 29, 2026, as it may be further amended or supplemented from time to time. This SAI is incorporated by reference in its entirety into the Prospectus. A copy of the Prospectus (as well as the Fund’s Annual and Semi-Annual Reports, once available) may be obtained without charge by contacting the Fund at the telephone number or address set forth above, or by accessing the Fund’s website at www.pursuitfunds.com. The information on the website is not incorporated by reference into this SAI and investors should not consider it a part of this SAI. The Prospectus, and other information about the Fund, are also available on the U.S. Securities and Exchange Commission’s (the “SEC”) website at sec.gov. The address of the SEC’s website is provided solely for the information of prospective investors and is not intended to be an active link.

This SAI is not an offer to sell shares of beneficial interest (“Shares”) of the Fund and is not soliciting an offer to buy Shares in any state where the offer or sale is not permitted.

Capitalized terms not otherwise defined herein have the same meaning set forth in the Prospectus.

Shares are distributed by Distribution Services, LLC (“Distributor”) to institutions and financial intermediaries who may distribute Shares to clients and customers (including affiliates and correspondents) of the Fund’s investment manager, and to clients and customers of other organizations. The Fund’s Prospectus, which is dated July 29, 2026, provides basic information investors should know before investing. This SAI is intended to provide additional information regarding the activities and operations of the Fund and should be read in conjunction with the Prospectus.

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GENERAL INFORMATION

Pursuit Asset-Based Income Fund (the “Fund”) is a recently organized Delaware statutory trust organized on January 24, 2025 and is a non-diversified, closed-end management investment company registered under the Investment Company Act of 1940, as amended (the “Investment Company Act”). The Fund operates as an interval fund.

INVESTMENT POLICIES AND PRACTICES

The investment objectives of the Fund, as well as the principal investment strategies of the Fund and the principal risks associated with such investment strategies, are set forth in the Prospectus. Certain additional information regarding the investment program of the Fund is set forth below.

FUNDAMENTAL POLICIES

The Fund’s fundamental policies, which are listed below, may only be changed by the affirmative vote of a majority of the outstanding voting securities of the Fund. No other policy is a fundamental policy of the Fund, except as expressly stated. As defined by the Investment Company Act, the vote of a “majority of the outstanding voting securities of the Fund” means the vote, at an annual or special meeting of the Shareholders of the Fund, duly called, (i) of 67% or more of the Shares represented at such meeting, if the holders of more than 50% of the outstanding Shares are present in person or represented by proxy or (ii) of more than 50% of the outstanding Shares, whichever is less. Within the limits of the fundamental policies of the Fund, the management of the Fund has reserved freedom of action.

Fundamental Policies:

The Fund may:

(1)    borrow money and issue senior securities (as defined under the Investment Company Act), except as prohibited under the Investment Company Act, the rules and regulations thereunder (except as permitted by an exemption therefrom), as such statute, rules or regulations may be amended or interpreted by the SEC from time to time.

(2)    underwrite securities issued by other persons, except as prohibited under the Investment Company Act, the rules and regulations thereunder (except as permitted by an exemption therefrom), as such statute, rules or regulations may be amended or interpreted by the SEC from time to time.

(3)    make loans, except as prohibited under the Investment Company Act, the rules and regulations thereunder (except as permitted by an exemption therefrom), as such statute, rules or regulations may be amended or interpreted by the SEC from time to time.

(4)    purchase, hold or deal in real estate and real estate mortgage loans, except as prohibited under the Investment Company Act, the rules and regulations thereunder (except as permitted by an exemption therefrom), as such statute, rules or regulations may be amended or interpreted by the SEC from time to time.

(5)    purchase or sell commodities and commodity contracts, except as prohibited under the Investment Company Act, the rules and regulations thereunder (except as permitted by an exemption therefrom), as such statute, rules or regulations may be amended or interpreted by the SEC from time to time.

(6)    not concentrate investments in a particular industry or group of industries, as concentration is defined under the Investment Company Act, the rules and regulations thereunder or any exemption therefrom, as such statute, rules or regulations may be amended or interpreted from time to time, except that the Fund may invest without limitation in securities issued or guaranteed by the U.S. government, its agencies or instrumentalities and repurchase agreements involving such securities or tax-exempt obligations of state or municipal governments and their political subdivisions.

(7)    engage in short sales, purchases on margin and the writing of put and call options to the fullest extent permitted by applicable law, including the Investment Company Act, the rules or regulations thereunder or applicable orders of the SEC, as such statute, rules, regulations or orders may be amended from time to time.

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With respect to these investment restrictions and other policies described in this SAI or the Prospectus, if a percentage restriction is adhered to at the time of an investment or transaction, a later change in percentage resulting from a change in the values of investments or the value of the Fund’s total assets, unless otherwise stated, will not constitute a violation of such restriction or policy.

In addition to the above, the Fund has adopted the following additional fundamental policies:

•        it will make quarterly repurchase offers for no less than 5% and not more than 25% (except as permitted by Rule 23c-3 under the Investment Company Act (“Rule 23c-3”) of the Shares outstanding at per-class net asset value (“NAV”) per Share (measured on the repurchase request deadline) less any repurchase fee, unless suspended or postponed in accordance with regulatory requirements;

•        each repurchase request deadline will be determined in accordance with Rule 23c-3, as may be amended from time to time. Currently, Rule 23c-3 requires the repurchase request deadline to be no less than 21 and no more than 42 days after the Fund sends a notification to Shareholders of the repurchase offer; and

•        each repurchase pricing date will be determined in accordance with Rule 23c-3, as may be amended from time to time. Currently, Rule 23c-3 requires the repurchase pricing date to be no later than the 14th day after a repurchase request deadline, or the next business day if the 14th day is not a business day.

THE FUND MAY CHANGE ITS INVESTMENT OBJECTIVES, POLICIES, RESTRICTIONS,
STRATEGIES, AND TECHNIQUES.

Except as otherwise indicated, the Fund may change its investment objectives and any of its policies, restrictions, strategies, and techniques without Shareholder approval. The investment objectives of the Fund are not fundamental policies of the Fund and may be changed by the Board of Trustees of the Fund (the “Board” and the members thereof, “Trustees”) without the vote of a majority (as defined by the Investment Company Act) of the Fund’s outstanding Shares.

The following descriptions of the Investment Company Act may assist investors in understanding the above policies and restrictions.

Borrowing.    The Investment Company Act restricts an investment company from borrowing in excess of 33 1/3% of its total assets (including the amount borrowed, but excluding temporary borrowings not in excess of 5% of its total assets). Transactions that are fully collateralized in a manner that does not involve the prohibited issuance of a “senior security” within the meaning of Section 18(f) of the Investment Company Act shall not be regarded as borrowings for the purposes of the Fund’s investment restriction.

Commodities.    The Investment Company Act does not directly restrict an investment company’s ability to invest in commodities or contracts related to commodities, but does require that every investment company have a fundamental investment policy governing such investments. The extent to which the Fund can invest in commodities or contracts related to commodities is set out in the investment strategies and policies described in the Prospectus and this SAI.

Concentration.    The SEC staff has defined concentration as investing 25% or more of an investment company’s total assets in any particular industry or group of industries, with certain exceptions such as with respect to investments in obligations issued or guaranteed by the U.S. Government or its agencies and instrumentalities. For purposes of the Fund’s concentration policy, the Fund may classify and re-classify companies in a particular industry and define and re-define industries in any reasonable manner, consistent with SEC guidance. To the extent the Fund invests in asset-backed securities, it will determine which industry classification or classifications will apply with respect to each asset-backed security issuance based on the nature of the issuer rather than the underlying obligors.

Real Estate.    The Investment Company Act does not directly restrict an investment company’s ability to invest in real estate or interests in real estate, but does require that every investment company have a fundamental investment policy governing such investments. The Fund can invest in real estate or interests in real estate to the extent set out in the investment strategies and policies described in the Prospectus and this SAI.

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Senior Securities.    Senior securities may include any obligation or instrument issued by a fund evidencing indebtedness. The Investment Company Act generally prohibits funds from issuing senior securities, although it does provide allowances for certain borrowings, firm commitment and standby commitment agreements. In addition, Rule 18f-4 under the 1940 Act permits the Fund to enter into derivatives transactions, notwithstanding the prohibitions and restrictions on the issuance of senior securities under the 1940 Act, provided that the Fund complies with the conditions of Rule 18f-4.

Underwriting.    Under the Investment Company Act, underwriting securities involves an investment company purchasing securities directly from an issuer for the purpose of selling (distributing) them or participating in any such activity either directly or indirectly.

Lending.    Under the Investment Company Act, an investment company may only make loans if expressly permitted by its investment policies.

BOARD OF TRUSTEES AND OFFICERS

The business operations of the Fund are managed and supervised under the direction of the Board, subject to the laws of the State of Delaware and the Fund’s Agreement and Declaration of Trust. The Board has overall responsibility for the management and supervision of the business affairs of the Fund on behalf of its Shareholders, including the authority to establish policies regarding the management, conduct and operation of its business. The Board exercises the same powers, authority and responsibilities on behalf of the Fund as are customarily exercised by the board of directors of a registered investment company organized as a corporation. The officers of the Fund conduct and supervise the daily business operations of the Fund.

The members of the Board (each, a “Trustee”) are not required to contribute to the capital of the Fund or to hold Shares. A majority of Trustees of the Board are not “interested persons” (as defined in the Investment Company Act) of the Fund (collectively, the “Independent Trustees”). Any Trustee who is not an Independent Trustee is an interested trustee (“Interested Trustee”).

The identity of Trustees of the Board and officers of the Fund, and their brief biographical information, including their addresses, their year of birth and descriptions of their principal occupations during the past five years is set forth below.

The Trustees serve on the Board for terms of indefinite duration. A Trustee’s position in that capacity will terminate if the Trustee is removed or resigns or, among other events, upon the Trustee’s death, incapacity, retirement or bankruptcy. A Trustee may resign upon written notice to the other Trustees of the Fund and may be removed either by (i) the vote of at least two-thirds of the Trustees of the Fund not subject to the removal vote or (ii) the vote of Shareholders of the Fund holding not less than two-thirds of the total number of votes eligible to be cast by all Shareholders of the Fund. In the event of any vacancy in the position of a Trustee, the remaining Trustees of the Fund may appoint an individual to serve as a Trustee so long as immediately after the appointment at least two-thirds of the Trustees of the Fund then serving have been elected by the Shareholders of the Fund. The Board may call a meeting of the Fund’s Shareholders to fill any vacancy in the position of a Trustee of the Fund and must do so if the Trustees who were elected by the Shareholders of the Fund cease to constitute a majority of the Trustees then serving on the Board.

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INDEPENDENT TRUSTEES

Name, Address and Year of Birth	Positions(s) Held with the Fund	Length of Time Served	Principal Occupation(s) During Past 5 Years	Number of Portfolios in Fund Complex* Overseen by Trustee	Other Directorships Held by Trustee During Past 5 Years
J. Michael Fields Year of Birth: 1973 c/o UMB Fund Services, Inc. 235 W. Galena St. Milwaukee, WI 53212	Trustee	Since Inception	Independent Consultant, (June 2023 – Present); Chief Operating Officer, The Strategic Group (2017 – May 2023).	6

Independent Board Member, Constitution Capital Access Fund, LLC (2022 – Present); Constitution Capital Evergreen Partnership Fund, LLC (2025 – Present); Sound Point Alternative Income Fund, (2025 – Present); RoboStrategy Inc. (2025 – Present)

Stephen A. Mace Year of Birth: 1957 c/o UMB Fund Services, Inc. 235 W. Galena St. Milwaukee, WI 53212	Trustee	Since Inception	Special General Counsel, American Life Financial Partners, LLC (a Delaware insurance holding company), and its subsidiaries (2020 – Present);President, Admiralty Advisors, LLC (2020 – Present); President, Alpine Capital Research, LLC (a SEC-registered investment adviser) (2016 – 2020).	6	None
Stacy Roode Year of Birth: 1968 c/o UMB Fund Services, Inc. 235 W. Galena St. Milwaukee, WI 53212	Trustee	Since Inception	Senior Vice President, Fidelity Investments (2018 – 2020); Global Transfer Agent Manager, Shareholder Services Inc. (2009 – 2018); President, Oppenheimer Funds (1992 – 2018).	6	Independent Board of Trustees, XD Fund Trust (2023 – Present)

____________

*        The fund complex consists of the Fund, Alpha Summit Strategic Alternatives Fund, Callodine Specialty Income Fund, CIBC Private Lending Strategies, Megacorn Fund and the Redwood Private Real Estate Debt Fund.

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INTERESTED TRUSTEES AND OFFICERS

Name, Address and Year of Birth	Positions(s) Held with the Fund	Length of Time Served	Principal Occupation(s) During Past 5 Years	Number of Portfolios in Fund Complex* Overseen by Trustee	Other Directorships Held by Trustee During Past 5 Years
Amy Small** Year of Birth: 1982 c/o UMB Fund Services, Inc 235 W. Galena St. Milwaukee, WI 53212	Trustee	Since Inception	Executive Vice President, Executive Director — Institutional Custody Business Line, Director of Institutional Banking Operations, UMB Bank, n.a; (2018 – present); Director of Finance (2016 – 2018), Director of Financial Control, Operations, and Business Development, DST Systems, inc. (2000 – 2018)	6	None
Paul Ghaffari Year of Birth: 1958 c/o UMB Fund Services, Inc 235 W. Galena St. Milwaukee, WI 53212	President and Principal Executive Officer	Since Inception	Chairman, Founder, CIO, Pursuit Fund Partners LLC (2024 – Present); Co-founder and Member, Wingspan Capital LLC (2021 – 2024)	N/A	N/A
Adam Stern Year of Birth: 1968 c/o UMB Fund Services, Inc 235 W. Galena St. Milwaukee, WI 53212	Vice President	Since Inception

Member and CFO, Pursuit Fund Partners LLC (2024 – Present); Member and Manager, HJS2 Capital LLC (2024 – Present); Member and CFO, Gemstone Lease Mgt LLC dba CT Solar Leasing (2009 – Present); Member and CFO, Bakers Square Solar LLC (2010 – Present); Board Member, Anchor 18 Logic LLC (2022 – Present); Member and CFO, Edon Composites LLC (2017 – 2023); CFO, Bia Controls Inc (2022 – 2024)

				N/A	N/A

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Name, Address and Year of Birth	Positions(s) Held with the Fund	Length of Time Served	Principal Occupation(s) During Past 5 Years	Number of Portfolios in Fund Complex* Overseen by Trustee	Other Directorships Held by Trustee During Past 5 Years
Starr Frohlich Year of Birth: 1972 c/o UMB Fund Services, Inc 235 W. Galena St. Milwaukee, WI 53212	Treasurer and Principal Financial Officer	Since Inception	Director, PFO Services, PINE Advisor Solutions (2025 – Present); Vice President, JPMorgan Chase & Co. (2016 – 2024)	N/A	N/A
Amy Siefer Year of Birth: 1977 c/o UMB Fund Services, Inc 235 W. Galena St. Milwaukee, WI 53212	Chief Compliance Officer	Since Inception	Director of Fund CCO Services, PINE Advisor Solutions LLC (2024 – Present); Vice President at Citi Fund Services Ohio, Inc. (2012 – 2024).	N/A	N/A
Ann Maurer Year of Birth: 1972 c/o UMB Fund Services, Inc 235 W. Galena St. Milwaukee, WI 53212	Secretary	Since Inception

Senior Vice President, Client Services (2017 – Present); Vice President, Senior Client Service Manager (2013 – 2017); Assistant Vice President, Client Relations Manager (2002 – 2013), each with UMB Fund Services, Inc.

				N/A	N/A

____________

*        The fund complex consists of the Fund, Alpha Summit Strategic Alternatives Fund, Callodine Specialty Income Fund, CIBC Private Lending Strategies, Megacorn Fund and the Redwood Private Real Estate Debt Fund.

**      Ms. Small is deemed an Interested Trustee because of her affiliation with the Fund’s Custodian.

The Board believes that each of the Trustees’ experience, qualifications, attributes and skills on an individual basis, and in combination with those of the other Trustees, lead to the conclusion that each Trustee should serve in such capacity. Among the attributes common to all Trustees is the ability to review critically, evaluate, question and discuss information provided to them, to interact effectively with the other Trustees, the Investment Manager, the Fund’s other service providers, counsel and the independent registered public accounting firm, and to exercise effective business judgment in the performance of their duties as Trustees. A Trustee’s ability to perform his or her duties effectively may have been attained through the Trustee’s business, consulting, and public service; experience as a board member of non-profit entities or other organizations; education or professional training; and/or other life experiences. In addition to these shared characteristics, set forth below is a brief discussion of the specific experience, qualifications, attributes or skills of each Trustee.

J. Michael Fields.    Mr. Fields has been a Trustee since the Fund’s inception. Mr. Fields has more than 20 years of experience in the financial services industry.

Stephen A. Mace.    Mr. Mace has been a Trustee since the Fund’s inception. Mr. Mace has more than 42 years of experience in the financial services industry.

Stacy Roode.    Ms. Roode has been a Trustee since the Fund’s inception. Ms. Roode has more than 32 years of experience in the financial service industry.

Amy Small.    Ms. Small has been a Trustee since the Fund’s inception. Ms. Small has more than 21 years of experience in the financial services industry.

Specific details regarding each Trustee’s principal occupations during the past five years are included in the table above.

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Leadership Structure and Oversight Responsibilities

Overall responsibility for oversight of the Fund rests with the Board. The Fund has engaged the Investment Manager to manage the Fund on a day-to-day basis. The Board is responsible for overseeing the Investment Manager, and other service providers in the operations of the Fund in accordance with the provisions of the Investment Company Act, applicable provisions of state and other laws and the Fund’s Agreement and Declaration of Trust. The Board is currently composed of four members, three of whom are Independent Trustees. The Board will hold regularly scheduled meetings four times each year. In addition, the Board may hold special in-person or telephonic meetings or informal conference calls to discuss specific matters that may arise or require action between regular meetings. The Independent Trustees have also engaged independent legal counsel to assist them in performing their oversight responsibility. The Independent Trustees will meet with their independent legal counsel in person prior to and/or during each quarterly in-person board meeting. As described below, the Board has established an Audit Committee and a Nominating and Corporate Governance Committee, and may establish ad hoc committees or working groups from time to time to assist the Board in fulfilling its oversight responsibilities.

The Board has appointed Stephen A. Mace, an Independent Trustee, to serve in the role of Chairman. The Chairman’s role is to preside at all meetings of the Board and to act as liaison with the Investment Manager, other service providers, counsel and other Trustees generally between meetings. The Chairman serves as a key point person for dealings between management and the Trustees. The Chairman may also perform such other functions as may be delegated by the Board from time to time. The Board has not appointed a lead independent trustee. The Board has determined that the Board’s leadership structure is appropriate because it allows the Board to exercise informed and independent judgment over matters under its purview and it allocates areas of responsibility among committees of Trustees and the full Board in a manner that enhances effective oversight.

The Fund is subject to a number of risks, including investment, compliance, operational and valuation risks, among others. Risk oversight forms part of the Board’s general oversight of the Fund and will be addressed as part of various Board and committee activities. Day-to-day risk management functions are subsumed within the responsibilities of the Investment Manager and other service providers (depending on the nature of the risk), which carry out the Fund’s investment management and business affairs. The Investment Manager and other service providers employ a variety of processes, procedures and controls to identify various events or circumstances that give rise to risks, to lessen the probability of their occurrence and/or to mitigate the effects of such events or circumstances if they do occur. Each of the Investment Manager and other service providers has its own independent interests in risk management, and their policies and methods of risk management will depend on their functions and business models. The Board recognizes that it is not possible to identify all of the risks that may affect the Fund or to develop processes and controls to eliminate or mitigate their occurrence or effects. The Board will require senior officers of the Fund, including the President, Treasurer and Chief Compliance Officer, and the Investment Manager to report to the full Board on a variety of matters at regular and special meetings of the Board, including matters relating to risk management. The Board and the Audit Committee will also receive regular reports from the Fund’s independent registered public accounting firm on internal control and financial reporting matters. The Board will also receive reports from certain of the Fund’s other primary service providers on a periodic or regular basis, including the Fund’s Custodian, Distributor and Administrator. The Board may, at any time and in its discretion, change the manner in which it conducts risk oversight.

Committees of the Board of Trustees

Audit Committee

The Board has formed an Audit Committee that is responsible for overseeing the Fund’s accounting and financial reporting policies and practices, its internal controls, and, as appropriate, the internal controls of certain service providers; overseeing the quality and objectivity of the Fund’s financial statements and the independent audit of those financial statements; and acting as a liaison between the Fund’s independent auditors and the full Board. In performing its responsibilities, the Audit Committee will select and recommend annually to the entire Board a firm of independent certified public accountants to audit the books and records of the Fund for the ensuing year, and will review with the firm the scope and results of each audit. The Audit Committee will consist of each of the Fund’s Independent Trustees. The Audit Committee held one meeting for the period from October 1, 2025 (commencement of operations) through March 31, 2026.

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Nominating and Corporate Governance Committee

The Board has formed a Nominating and Corporate Governance Committee that is responsible for selecting and nominating persons to serve as Trustees of the Fund. The Nominating and Corporate Governance Committee is responsible for both nominating candidates to be appointed by the Board to fill vacancies and for nominating candidates to be presented to Shareholders for election. In performing its responsibilities, the Nominating and Corporate Governance Committee will consider candidates recommended by management of the Fund and by Shareholders and evaluate them both in a similar manner, as long as the recommendation submitted by a Shareholder includes at a minimum: the name, address and telephone number of the recommending Shareholder and information concerning the Shareholder’s interests in the Fund in sufficient detail to establish that the Shareholder held Shares on the relevant record date; and the name, address and telephone number of the recommended nominee and information concerning the recommended nominee’s education, professional experience, and other information that might assist the Nominating and Corporate Governance Committee in evaluating the recommended nominee’s qualifications to serve as a trustee. The Nominating and Corporate Governance Committee may solicit candidates to serve as trustees from any source it deems appropriate. With the Board’s prior approval, the Nominating and Corporate Governance Committee may employ and compensate counsel, consultants or advisers to assist it in discharging its responsibilities. The Nominating and Corporate Governance Committee will consist of each of the Fund’s Independent Trustees. The Nominating and Corporate Governance Committee did not hold any meetings for the period from October 1, 2025 (commencement of operations) through March 31, 2026.

Trustee Ownership of Securities

As of December 31, 2025, none of the Trustees own Shares of the Fund.

Independent Trustee Ownership of Securities

As of December 31, 2025, none of the Independent Trustees (or their immediate family members) owned securities of the Investment Manager or of an entity (other than a registered investment company or business development company) controlling, controlled by or under common control with the Investment Manager.

Trustee Compensation

Effective January 1, 2026, in consideration of the services rendered by the Independent Trustees, the Fund will pay each Independent Trustee an annual retainer of $20,000, payable in quarterly installments of $5,000. Each Independent Trustee will each receive an additional $1,000 per sub-adviser, if applicable. Each Independent Trustee will also receive an additional $1,500 for any special meeting. Interested Trustees will be compensated by the Fund’s administrator and/or its affiliates and will not be separately compensated by the Fund. Prior to January 1, 2026, the Fund paid each Independent Trustee a retainer of $2,500 per quarter and Messrs. Mace and Fields and Ms. Roode each received an additional $500 for their service as chair of the Board, chair of the Audit Committee and chair of the Nominating Committee, respectively. Each Independent Trustee also received an additional $1,000 for each meeting of the Audit Committee and $1,500 for any special meeting.

From the period from October 1, 2025 (commencement of operations) through March 31, 2026, the Independent Trustees were each paid $10,000.

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CODES OF ETHICS

The Fund, Investment Manager and Distributor have each adopted a code of ethics pursuant to Rule 17j-1 of the Investment Company Act, which is designed to prevent affiliated persons of the Fund, Investment Manager and Distributor from engaging in deceptive, manipulative, or fraudulent activities in connection with securities held or to be acquired by the Fund. The codes of ethics permit persons subject to them to invest in securities, including securities that may be held or purchased by the Fund, subject to a number of restrictions and controls. Compliance with the codes of ethics is carefully monitored and enforced.

The codes of ethics are included as exhibits to the Fund’s registration statement filed with the SEC and are available on the EDGAR database on the SEC’s Internet site at http://www.sec.gov, and may also be obtained after paying a duplicating fee, by electronic request at the following E-mail address: publicinfo@sec.gov.

INVESTMENT MANAGEMENT AND OTHER SERVICES

The Investment Manager

Pursuit Fund Advisers, LLC (the “Investment Manager” or “Pursuit”) serves as the investment adviser to the Fund. The Investment Manager is located at 61 Clapboard Ridge Road, Greenwich, CT 06830. The Investment Manager is registered as an investment adviser with the SEC under the Investment Advisers Act of 1940, as amended. Subject to the general supervision of the Board, and in accordance with the investment objectives, policies, and restrictions of the Fund, the Investment Manager is responsible for the management and operation of the Fund and the investment of the Fund’s assets. The Investment Manager provides such services to the Fund pursuant to the Investment Management Agreement (the “Investment Management Agreement”).

The Investment Management Agreement became effective as of the Fund’s commencement of operations and will continue in effect for an initial two-year term. Thereafter, the Investment Management Agreement will continue in effect from year to year provided such continuance is specifically approved at least annually by (i) the vote of a majority of the outstanding voting securities (as defined in the Investment Company Act) of the Fund or a majority of the Board and (ii) the vote of a majority of the Independent Trustees of the Fund, cast in person at a meeting called for the purpose of voting on such approval. A discussion regarding the basis for the Board’s approval of the Investment Management Agreement is available in the Fund’s first annual report to Shareholders for the period ended March 31, 2026.

Pursuant to the Investment Management Agreement, the Fund pays the Investment Manager a monthly investment management fee (the “Investment Management Fee”) equal to an annual rate of 1.25% on an annualized basis of the Fund’s average daily net assets, subject to certain adjustments. The Investment Management Fee will be paid to the Investment Manager before giving effect to any repurchase of Shares in the Fund effective as of that date and will decrease the net profits or increase the net losses of the Fund that are credited to its Shareholders. Net assets means the total value of all assets of the Fund, less an amount equal to all accrued debts, liabilities and obligations of the Fund; provided that for purposes of determining the Investment Management Fee payable to the Investment Manager for any month, net assets will be calculated prior to any reduction for any fees and expenses of the Fund for that month, including, without limitation, the Investment Management Fee payable to the Investment Manager for that month. The Investment Management Fee will be accrued daily and will be due and payable monthly in arrears. The Investment Manager has contractually agreed to waive 0.50% of the annual rate of the Investment Management Fee for a period of two years following the Fund’s commencement of operations.

Under the Investment Management Agreement, the Investment Manager is also entitled to an incentive fee (“Incentive Fee”), if earned. The Incentive Fee is based on Pre-Incentive Fee Net Investment Income (as defined below) attributable to each Class, and is determined and payable in arrears as of the end of each fiscal quarter. With respect to each Class, the Incentive Fee for each fiscal quarter is calculated as follows:

(i)     No incentive fee is payable in any fiscal quarter in which the Pre-Incentive Fee Net Investment Income attributable to the Class does not exceed a quarterly return of 1.75% per quarter based on the Class’s average daily net assets (calculated in accordance with GAAP) (the “Quarterly Return”).

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(ii)    All Pre-Incentive Fee Net Investment Income attributable to the Class (if any) that exceeds the Quarterly Return, but is less than or equal to 1.969% of the average daily net assets of that Class (calculated in accordance with GAAP) for the fiscal quarter will be payable to the Investment Manager.

(iii)   For any fiscal quarter in which Pre-Incentive Fee Net Investment Income attributable to the Class exceeds 1.969% of the Class’s average daily net assets (calculated in accordance with GAAP), the Incentive Fee with respect to that Class will equal 12.50% of Pre-Incentive Fee Net Investment Income attributable to the Class.

“Pre-Incentive Fee Net Investment Income” for a Class means interest income, dividend income and any other income accrued (including any other fees, such as commitment, origination, structuring, diligence and consulting fees or other fees that the Fund receives from an investment) during the fiscal quarter and allocated to the Class, minus the Class’s operating expenses for the quarter and the distribution and/or shareholder servicing fees (if any) applicable to the Class accrued during the quarter. For such purposes, the Fund’s operating expenses will include the Investment Management Fee but will exclude the Incentive Fee. The Investment Manager has contractually agreed to waive 20% of the Incentive Fee for a period of two years following the Fund’s commencement of operations.

The Investment Manager has entered into an expense limitation and reimbursement agreement (the “Expense Limitation and Reimbursement Agreement”) with the Fund, whereby the Investment Manager has agreed to waive fees that it would otherwise have been paid, and/or to assume expenses of the Fund (a “Waiver”), if required to ensure the Total Annual Expenses (excluding any taxes, leverage interest, Incentive Fees, brokerage commissions, dividend and interest expenses on short sales, distribution and/or shareholder servicing fees paid by the Fund, acquired fund fees and expenses (as determined in accordance with SEC Form N-2), expenses incurred in connection with any merger or reorganization, and extraordinary expenses, such as litigation expenses) do not exceed 1.75% of the average daily net assets of Class I Shares, Class A Shares and Class C Shares (the “Expense Limit”). Because taxes, leverage interest, Incentive Fees, brokerage commissions, dividend and interest expenses on short sales, distribution and/or shareholder servicing fees paid by the Fund, acquired fund fees and expenses, expenses incurred in connection with any merger or reorganization, and extraordinary expenses, such as litigation expenses are excluded from the Expense Limit, Total Annual Expenses (after fee waivers and expense reimbursements) will exceed 1.75%. For a period not to exceed three years from the date on which a Waiver is made, the Investment Manager may recoup amounts waived or assumed, provided it is able to effect such recoupment and remain in compliance with the Expense Limit in place at the time of the Waiver and any then-existing expense limit. The Expense Limitation and Reimbursement Agreement is in effect until October 1, 2027, and will automatically renew for successive twelve-month periods thereafter. The Board may terminate the Expense Limitation and Reimbursement Agreement at any time upon 30 days’ written notice, and the Investment Manager may terminate the Expense Limitation and Reimbursement Agreement effective as of the end of the then current term upon 30 days’ written notice.

For the period from October 1, 2025 (commencement of operations) through March 31, 2026, the Fund incurred $362,839 of Investment Management Fees, and $387,620 of Incentive Fees. For the period from October 1, 2025 (commencement of operations) through March 31, 2026, the Investment Manager waived $145,136 of its Investment Management Fee and $77,524 of its Incentive Fee, neither of which are subject to recoupment.

The Portfolio Managers

The persons who have primary responsibility for the day-to-day management of the Fund’s portfolio (the “Portfolio Managers”) are as follows:

Paul Ghaffari is the Chief Investment Officer for the Adviser and has served as a portfolio manager of the Fund since its inception. Mr. Ghaffari oversees all portfolio management activities at the Investment Manager. He leads the Investment Policy Committee, which is responsible for defining the broad investment parameters of the Fund, including, for example, the types of strategies to be employed and approval of the Underlying Fund managers. Prior to co-founding the Investment Manager in 2024, Mr. Ghaffari was Partner and Co-Chief Investment Officer of Wingspan Capital, a niche alternative investment platform. Previously, Mr. Ghaffari was Chief Investment Officer of Vulcan, Inc. (“Vulcan”), a Seattle-based family office from 2010 to 2014. Mr. Ghaffari ran a 30-person investment team responsible for Vulcan’s multi-billion-dollar portfolio across all asset classes, managing the principal’s taxable portfolio, family foundation, and family trusts. Prior to Vulcan, Mr. Ghaffari was a Founding Partner of FrontPoint Partners LLC (“FrontPoint”), a multi-strategy hedge fund company formed in 2000. Prior thereto Mr. Ghaffari was a Portfolio Manager at Soros Fund Management, New York and a Managing Director at Morgan Stanley Asset Management. He holds a BA from Pomona College and a MS in Foreign Service from Georgetown University.

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Seth Lowry, CFA is the Deputy Chief Investment Officer for the Investment Manager and has been a portfolio manager of the Fund since its inception. Mr. Lowry is primarily responsible for the day-to-day management of the Fund. He manages the Fund consistent with the broad investment parameters established by the Investment Manager’s Investment Policy Committee. In addition to his responsibilities as member of the Investment Policy Committee, Mr. Lowry is responsible for risk management and liquidity management for the Fund and for monitoring the performance of investments. Prior to co-founding the Investment Manager in 2024, Mr. Lowry served as Head of Research and Partner at Wingspan Capital with Mr. Ghaffari, after spending several years at a private, international-focused hedge fund based out of Amsterdam. Prior to these roles, Mr. Lowry was an investment analyst at Tech Coast Angels, one of the world’s largest Angel Syndicates and served as a board member for Cardea Bio. Mr. Lowry began his career in investment banking working in various advisory roles across equity and credit markets for Merrill Lynch and Citigroup. Mr. Lowry attended the US Air Force Academy and holds a BS in Business from the University of Colorado.

Information provided below regarding other accounts managed by the Portfolios Managers is as of March 31, 2026.

Other Accounts Managed by the Portfolio Managers

	Number of Accounts	Assets of Accounts (in millions)	Number of Accounts Subject to a Performance Fee	Assets Subject to a Performance Fee (in millions)
Paul Ghaffari
Registered Investment Companies	0	0	0	0
Other Pooled Investment Vehicles	0	0	0	0
Other Accounts	0	$0	0	$0

Seth Lowry
Registered Investment Companies	0	0	0	0
Other Pooled Investment Vehicles	0	0	0	0
Other Account	0	$0	0	$0

Conflicts of Interest

The Investment Manager and Portfolio Managers may manage multiple funds and/or other accounts, and as a result may be presented with one or more of the following actual or potential conflicts:

The management of multiple funds and/or other accounts may result in the Investment Manager or a Portfolio Manager devoting unequal time and attention to the management of each fund and/or other account. The Investment Manager seeks to manage such competing interests for the time and attention of a Portfolio Manager by having the Portfolio Manager focus on a particular investment discipline. Other accounts managed by a Portfolio Manager may not be managed using the same investment models that are used in connection with the management of the Fund.

If the Investment Manager or a Portfolio Manager identifies a limited investment opportunity which may be suitable for more than one fund or other account, a fund may not be able to take full advantage of that opportunity due to an allocation of filled purchase or sale orders across all eligible funds and other accounts.

Compensation of the Portfolio Managers

Compensation of the Portfolio Managers is determined by the Investment Manager’s executive leadership, with recommendations made by the head of each applicable business unit. Compensation may include a variety of components and may vary from year to year based on a number of factors. Generally, Portfolio Managers receive a base salary and are eligible for a discretionary year-end bonus based on performance, a portion of which may be paid in the form of Sponsor Units in the Investment Manager’s parent company. Generally, when the Portfolio Managers receive base compensation from the Investment Manager, it is based on their individual seniority and their position within the firm. In addition to base compensation, the Portfolio Managers may receive discretionary year-end bonus compensation from the Investment Manager or its ultimate parent company. Subject to a minimum compensation threshold, a portion of year-end bonus may be paid in the form of Sponsor Units in the Investment Manager’s parent company, which vest over time. Discretionary compensation may be based on individual seniority and contribution, and, if applicable, may include direct carried interest and/or profit participations with respect to funds in which the Portfolio Managers are involved and may also include similar incentive awards relating to the funds in the Investment Manager’s other investment groups.

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Portfolio Managers’ Ownership of Shares

Name of Portfolio Manager:	Dollar Range of Shares Beneficially Owned by Portfolio Manager(1):
Paul Ghaffari	Over $1,000,000
Seth Lowry	None

____________

(1)      As of March 31, 2026.

BROKERAGE

It is the Fund’s policy to obtain the best results in connection with effecting its portfolio transactions, taking into account factors such as price, size of order, difficulty of execution and operational facilities of a brokerage firm and the firm’s risk in positioning a block of securities. Generally, equity securities are bought and sold through brokerage transactions for which commissions are payable. Purchases from underwriters will include the underwriting commission or concession, and purchases from dealers serving as market makers will include a dealer’s mark-up or reflect a dealer’s mark-down. Money market securities and other debt securities are usually bought and sold directly from the issuer or an underwriter or market maker for the securities. Generally, the Fund will not pay brokerage commissions for such purchases. When a debt security is bought from an underwriter, the purchase price will usually include an underwriting commission or concession. The purchase price for securities bought from dealers serving as market makers will similarly include the dealer’s mark up or reflect a dealer’s mark down. When the Fund executes transactions in the over-the-counter market, it will generally deal with primary market makers unless prices that are more favorable are otherwise obtainable.

In addition, the Investment Manager may place a combined order for two or more accounts it manages, including the Fund, that are engaged in the purchase or sale of the same security if, in its judgment, joint execution is in the best interest of each participant and will result in best price and execution. Transactions involving commingled orders are allocated in a manner deemed equitable to each account or fund. Although it is recognized that, in some cases, the joint execution of orders could adversely affect the price or volume of the security that a particular account or the Fund may obtain, it is the opinion of the Investment Manager that the advantages of combined orders outweigh the possible disadvantages of separate transactions. The Investment Manager believes that the ability of the Fund to participate in higher volume transactions will generally be beneficial to the Fund.

The Investment Manager may pay a higher commission than otherwise obtainable from other brokers in return for brokerage or research services only if a good faith determination is made that the commission is reasonable in relation to the services provided.

While it is the Fund’s general policy to seek to obtain the most favorable price and execution available in selecting a broker-dealer to execute portfolio transactions for the Fund, weight is also given to the ability of a broker-dealer to furnish brokerage and research services as defined in Section 28(e) of the Securities Exchange Act of 1934, as amended, to the Fund or to the Investment Manager, even if the specific services are not directly useful to the Fund and may be useful to the Investment Manager in advising other clients. When one or more brokers is believed capable of providing the best combination of price and execution, the Investment Manager may select a broker based upon brokerage or research services provided to the Investment Manager. In negotiating commissions with a broker or evaluating the spread to be paid to a dealer, the Fund may therefore pay a higher commission or spread than would be the case if no weight were given to the furnishing of these supplemental services, provided that the amount of such commission or spread has been determined in good faith by the Investment Manager to be reasonable in relation to the value of the brokerage and/or research services provided by such broker-dealer. The standard of reasonableness is to be measured in light of the Investment Manager’s overall responsibilities to the Fund.

For the period from October 1, 2025 (commencement of operations) through March 31, 2026, the Fund paid no brokerage commissions.

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TAX MATTERS

The following is intended to be a general summary of certain U.S. federal income tax consequences of investing, holding and disposing of Shares of the Fund that are not covered in the Prospectus. It is not intended to be a complete discussion of all such federal income tax consequences, nor does it purport to deal with all categories of investors. INVESTORS ARE ADVISED TO CONSULT WITH THEIR TAX ADVISORS BEFORE MAKING AN INVESTMENT IN THE FUND.

Unless otherwise noted, this discussion assumes you are a U.S. Shareholder and that you hold your Shares as a capital asset (i.e., for investment). This discussion is based upon present provisions of the Internal Revenue Code (the “Code”), the regulations promulgated thereunder, and judicial and administrative ruling authorities, all of which are subject to change, which change may be retroactive.

Although the Fund expects to distribute substantially all of its net income and gain each year so as to minimize any Fund-level tax liabilities, it is possible that the Fund might not accomplish this, and there is actually no tax requirement that the Fund distribute any portion of its net capital gain (the excess, if any, of net long-term capital gain over net short-term capital loss). If the Fund does not distribute all of its net capital gain and net investment income, it will be subject to tax at regular corporate income tax rates on the amount retained. If the Fund retains any net capital gain, it may designate the retained amount of capital gain as undistributed capital gain in a notice to Shareholders, and each Shareholder (i) will be required to include in income for federal income tax purposes, as long-term capital gain, the Shareholder’s proportionate share of such undistributed capital gain amount; (ii) will be deemed to have paid a proportionate share of the federal income tax paid by the Fund on that undistributed amount and will be entitled to credit that amount of deemed tax payment against the Shareholder’s own federal income tax liability, if any, for the year, and (iii) will be entitled to claim a refund to the extent the credit exceeds that liability. The tax basis of Shares owned by a Shareholder of the Fund will be increased by an amount equal to the excess of the amount of undistributed capital gains included in the Shareholder’s gross income over the tax deemed paid by the Shareholder. Certain Shareholders such as tax-exempt Shareholders and non-U.S. Shareholders should be aware that they will need to file a return in order to claim a refund of the credit for capital gain tax paid by the Fund and allocated to them.

A 4% excise tax will apply to the Fund to the extent the Fund fails to make distributions each calendar year in an aggregate amount equal to, or greater than, the sum of (1) 98% of the Fund’s ordinary income for the calendar year, (2) 98.2% of the Fund’s capital gains in excess of its capital losses (adjusted for certain ordinary losses) for the twelve-month period ending October 31 of the calendar year, and (3) any remaining undistributed ordinary income and capital gains from previous years. To avoid incurring excise tax, the Fund intends to distribute at least quarterly substantially all of the Fund’s net investment income and to distribute amounts attributable to any capital gain at least once a year.

The Board reserves the right not to maintain the qualification of the Fund as a RIC if it determines such course of action to be beneficial to Shareholders.

Investments in Non-U.S. Securities

The Fund may invest in non-U.S. securities, which investments could subject the Fund to complex provisions of the Code applicable to equity interests in passive foreign investment companies (each, a “PFIC”). PFIC shares are equity interests (under Treasury regulations that may be promulgated in the future, generally including not only stock but also an option to acquire stock such as is inherent in a convertible bond) in certain foreign corporations (i) that receive at least 75% of their annual gross income from passive sources (such as interest, dividends, certain rents and royalties, or capital gains) or (ii) where at least 50% of the corporation’s assets (computed based on average fair market value) either produce or are held for the production of passive income. If the Fund invests in PFICs, the Fund could be subject to U.S. federal income tax and nondeductible interest charges on “excess distributions” received from such companies or on gain from the sale of stock in such companies, even if all income or gain actually received by the Fund is timely distributed to its Shareholders. The Fund would not be able to pass through to its Shareholders any credit or deduction for such a tax. A “qualified electing fund” election or a “mark-to-market” election may be available that would ameliorate these adverse tax consequences, but such elections could require the Fund to recognize taxable income or gain (subject to the distribution requirements applicable to RICs, as described above) without the concurrent receipt of cash. In order to satisfy the distribution requirements and avoid a tax at the Fund level, the Fund may be required to liquidate portfolio securities that it might otherwise have continued to hold, potentially resulting in additional taxable gain or loss to the Fund. Gains from the sale of stock of PFICs may also be treated as ordinary

13

income. In order for the Fund to make a qualified electing fund election with respect to a PFIC, the PFIC would have to agree to provide certain tax information to the Fund on an annual basis, which it might not agree to do. The Fund may limit and/or manage its holdings in PFICs to limit its tax liability or maximize its returns from these investments.

Gains or losses attributable to fluctuations in exchange rates between the time the Fund accrues income or receivables or expenses or other liabilities denominated in a foreign currency and the time the Fund actually collects such income or receivables or pays such liabilities are generally treated as ordinary income or loss. Similarly, gains or losses on foreign currency forward contracts and the disposition of debt securities denominated in foreign currency, to the extent attributable to fluctuations in exchange rates between the acquisition and disposition dates, are also treated as ordinary income or loss.

The foregoing discussion is a summary only and is not intended as a substitute for careful tax planning. Purchasers of Shares should consult their own tax advisers as to the tax consequences of investing in such Shares, including under state, local and other tax laws.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM; LEGAL COUNSEL

Grant Thornton LLP located at 171 N. Clark Street, Chicago, Illinois 60601, serves as the Fund’s independent registered public accounting firm.

Faegre Drinker Biddle & Reath LLP, One Logan Square, Suite 2000, Philadelphia, PA 19103-6996, serves as counsel to the Fund and the Independent Trustees.

ADMINISTRATOR

The Fund has contracted with UMB Fund Services, Inc. (the “Administrator”), 235 West Galena Street, Milwaukee, WI 53212, to provide it with certain administrative and accounting services. For the period from October 1, 2025 (commencement of operations) through March 31, 2026, the Fund paid the Administrator $58,953 in accounting and administration fees.

CUSTODIAN

UMB Bank, n.a. (the “Custodian”) serves as the primary custodian of the assets of the Fund and may maintain custody of such assets with U.S. and non-U.S. subcustodians (which may be banks, trust companies, securities depositories and clearing agencies) in accordance with the requirements of Section 17(f) of the Investment Company Act. Assets of the Fund are not held by the Investment Manager or commingled with the assets of other accounts other than to the extent that securities are held in the name of the Custodians or U.S. or non-U.S. subcustodians in a securities depository, clearing agency or omnibus customer account of such custodian. The Custodian’s principal business address is 1010 Grand Blvd., Kansas City, MO 64106.

DISTRIBUTOR

Distribution Services, LLC (the “Distributor”) is the distributor of Shares and is located at Three Canal Plaza, Portland, ME 04101. The Distributor is a registered broker-dealer and is a member of the Financial Industry Regulatory Authority, Inc. Pursuant to the Distribution Agreement, the Distributor acts as the agent of the Fund in connection with the continuous offering of Shares of the Fund. The Distributor continually distributes Shares of the Fund on a best efforts basis. The Distributor has no obligation to sell any specific quantity of Shares. The Distributor and its officers have no role in determining the investment policies of the Fund.

14

PROXY VOTING POLICIES AND PROCEDURES

The Board has delegated responsibility for decisions regarding proxy voting for securities held by the Fund to the Investment Manager. The Investment Manager votes such proxies in accordance with its proxy policies and procedures. A copy of the Investment Manager’s proxy policies and procedures are included as Appendix A to this SAI. The Board will periodically review the Fund’s proxy voting record.

The Fund will be required to file Form N-PX, with its complete proxy voting record for the twelve months ended June 30, no later than August 31 of each year. The Fund’s Form N-PX filing will be available: (i) without charge, upon request, by calling the Fund at (888) 723-1542 or (ii) by visiting the SEC’s website at www.sec.gov.

CONTROL PERSONS AND PRINCIPAL SHAREHOLDERS

A control person generally is a person who beneficially owns more than 25% of the voting securities of a company or has the power to exercise control over the management or policies of such company. As of the date of this Prospectus, the Fund does not have any control persons other than the Investment Manager and its affiliates, which provided the initial seed capital for the Fund.

FINANCIAL STATEMENTS

The Fund’s audited financial statements and financial highlights for the period ended March 31, 2026, including the report of Grant Thornton LLP, the Fund’s independent public accounting firm also appearing therein, are incorporated by reference into this SAI. No other parts of the Annual Report are incorporated by reference herein. A copy of the Annual Report may be obtained without charge by writing to the Fund, c/o UMB Fund Services, Inc., 235 West Galena Street, Milwaukee, WI 53212, by calling the Fund toll-free at 888-723-1542.

ADDITIONAL INFORMATION

A registration statement on Form N-2, including amendments thereto, relating to the Shares offered hereby, has been filed by the Fund with the SEC. The Prospectus and this Statement of Additional Information do not contain all of the information set forth in the registration statement, including any exhibits and schedules thereto. For further information with respect to the Fund and the Shares offered hereby, reference is made to the registration statement. A copy of the registration statement may be reviewed and copied on the EDGAR database on the SEC’s website at http://www.sec.gov. Prospective investors can also request copies of these materials, upon payment of a duplicating fee, by electronic request at the SEC’s e-mail address (publicinfo@sec.gov).

15

APPENDIX A — PROXY VOTING POLICIES AND PROCEDURES

The Pursuit Asset-Based Income Fund (the “Fund”) has adopted the following Proxy Voting Policy and Procedures (the “Fund’s Policy”), as set forth below, in recognition of the fact that proxy voting is an important component of investment management and must be performed in a dutiful and purposeful fashion in order to advance the best interests of the Fund’s shareholders.

Shareholders of the Fund expect the Fund to vote proxies received from issuers whose voting securities are held by the Fund. The Fund exercises its voting responsibilities as a fiduciary, with the goal of maximizing the value of the Fund and its shareholder’s investments. Pursuit Fund Advisers, LLC (the “Adviser”) will seek to ensure that proxies are voted in the best interests of the Fund and its shareholders except where the Fund may be required by law to vote proxies in the same proportion as the vote of all other shareholders (i.e., “echo vote”).

Delegation of Proxy Voting to the Adviser

The Adviser shall vote all proxies relating to securities held by the Fund and, in that connection subject to any further policies and procedures contained herein, shall use proxy voting policies and procedures (“Proxy Policy”) adopted by the Adviser conformance with Rule 206(4)-6 under the Investment Advisers Act of 1940, as amended (“Advisers Act”).

Disclosure of Proxy Voting Policy and Procedure in the Fund’s Statement of Additional Information (“SAI”) and Annual Report to Shareholders

The Fund shall include in the annual report to shareholders on Form N-CSR filed with the Securities and Exchange Commission (“SEC”), a summary of the Proxy Policies and Procedures used to determine how proxies are voted relating to securities held in the portfolio(s). In lieu of including a summary of policy, the Fund may include the policies and procedures in full.

Material Conflicts of Interest

If (i) the Adviser knows that a vote presents a material conflict between the interests of: (a) shareholders of the Fund, and (b) the Adviser or any of its affiliated persons; and (ii) the Adviser proposes to vote on the particular issue in the manner not prescribed by its Proxy Policy, then the Adviser will follow the material conflict of interest procedures set forth in the Adviser’s Proxy Policy when voting such proxies.

Adviser and Fund CCO Responsibilities

The Fund has delegated proxy voting authority with respect to the Fund’s portfolio securities to the Adviser, as set forth above. Consistent with this delegation, the Adviser is responsible for the following:

•        The Adviser must implement written policies and procedures, in compliance with Rule 206(4)-6 under the Advisers Act, reasonably designed to ensure that the voting of portfolio securities is in the best interest of shareholders of the Fund.

•        At least annually, the Adviser will provide a summary of the material changes made to their Proxy Policies. These changes, and a redlined copy of such Proxy Policies, as applicable, shall be provided to the Board and to the Fund CCO.

•        At least annually, the Adviser will present to the Board a record of each proxy voted by the Adviser on behalf of the Fund, including a report on the resolution of all proxies identified by the Adviser involving a conflict of interest.

•        The Adviser CCO shall review all Proxy Policies at least annually to ensure that they are in compliance with Rule 206(4)-6 under the Advisers Act and confirm that it appears reasonably designed to ensure that the Adviser votes portfolio securities in the best interest of shareholders of the Funds owning the portfolio securities voted.

•        Quarterly, the Fund CCO will request confirmation from the Adviser that any proxy votes for the Fund were handled in compliance with the Proxy Policies.

A-1

Review Responsibilities

The Adviser may retain a third-party proxy-voting service to coordinate, collect, and maintain all proxy-related information.

If the Adviser retains a third-party proxy-voting service, the Adviser will inquire with the service provider, to confirm, at least annually, that any proxy votes for the Fund were voted in compliance with the Proxy Policies.

Preparation and Filing of Proxy Voting Record on Form N-PX

The Fund will file its complete proxy voting record with the SEC on Form N-PX annually by August 31 of each year.

The Fund’s Administrator will be responsible for the oversight and completion of the filing of Form N-PX with the SEC. The Fund’s Administrator will file Form N-PX for each twelve-month period ended June 30, and the filing for each year will be made with the SEC on or before August 31 of that year.

The Fund shall make available to shareholders, on its website and upon request, the record of how the Fund voted proxies relating to portfolio securities held by the Fund.

Recordkeeping

Documentation of all votes for the Fund will be maintained by the Adviser and may be retained through a third-party proxy voting service, if applicable.

Adopted: July 8, 2025

A-2

PART C: OTHER INFORMATION

PURSUIT ASSET-BASED INCOME FUND
(the “Registrant”)

Item 25. Financial Statements and Exhibits

(1)	Financial Statements:

The audited financial statements of the Registrant for the period ended March 31, 2026, including the report of Grant Thornton LLP, the Registrant’s independent registered public accounting firm are incorporated by reference to N-CSR (Reg. 811-24051) as previously filed on June 8, 2026.

(2)	Exhibits
(a)(1)	Agreement and Declaration of Trust is incorporated by reference as Exhibit (a)(1) to the Registrant’s Registration Statement on Form N-2 (Reg. No. 811-24051) as previously filed on February 5, 2025.
(a)(2)	Certificate of Trust is incorporated by reference as Exhibit (a)(2) to the Registrant’s Registration Statement on Form N-2 (Reg. No. 811-24051) as previously filed on February 5, 2025.
(b)	By-Laws are incorporated by reference as Exhibit (b) to the Registrant’s Registration Statement on Form N-2 (Reg. No. 811-24051) as previously filed on February 5, 2025.
(c)	Not applicable.
(d)	Refer to Exhibit (a)(1), (b).
(e)	Dividend Reinvestment Plan is incorporated by reference to Exhibit (e) to the Registrant’s Registration Statement on Form N-2 (Reg. No. 811-24051) as previously filed on August 15, 2025.
(f)	Not applicable.
(g)(1)	Investment Management Agreement is filed herewith.
(g)(2)	Management Fee Waiver is filed herewith.
(h)(1)	Distribution Agreement is incorporated by reference to Exhibit (h)(1) to the Registrant’s Registration Statement on Form N-2 (Reg. No. 811-24051) as previously filed on August 15, 2025.
(h)(2)	Form of Distribution and Service Plan is incorporated by reference to Exhibit (h)(2) to the Registrant’s Registration Statement on Form N-2 (Reg. No. 811-24051) as previously filed on August 15, 2025.
(i)	Not applicable.
(j)	Custody Agreement is incorporated by reference to Exhibit (j) to the Registrant’s Registration Statement on Form N-2 (Reg. No. 811-24051) as previously filed on August 15, 2025.
(k)(1)

Administration and Fund Accounting Agreement is incorporated by reference to Exhibit (k)(1) to the Registrant’s Registration Statement on Form N-2 (Reg. No. 811-24051) as previously filed on August 15, 2025.

(k)(2)	Expense Limitation and Reimbursement Agreement is filed herewith.
(k)(3)	Joint Insured Bond Agreement is filed herewith.
(k)(4)	Joint Liability Insurance Agreement is filed herewith.
(k)(5)	Platform Management Agreement is incorporated by reference to Exhibit (k)(5) to the Registrant’s Registration Statement on Form N-2 (Reg. No. 811-24051) as previously filed on August 15, 2025.
(k)(6)	Multiple Class Plan is filed herewith.
(k)(7)	Transfer Agency Agreement is incorporated by reference to Exhibit (k)(7) to the Registrant’s Registration Statement on Form N-2 (Reg. No. 811-24051) as previously filed on August 15, 2025.

(l)(1)

Opinion and Consent of Faegre Drinker Biddle & Reath LLP is incorporated by reference to Exhibit (1)(1) to the Registrant’s Registration Statement on Form N-2 (Reg. No. 811-24051) as previously filed on August 15, 2025.

(l)(2)	Consent of Faegre Drinker Biddle & Reath LLP is filed herewith.
(m)	Not applicable.
(n)	Consent of Independent Registered Public Accounting Firm is filed herewith.
(o)	Not applicable.
(p)	Not applicable.
(q)	Not applicable.
(r)(1)	Code of Ethics of Registrant is incorporated by reference to Exhibit (r)(1) to the Registrant’s Registration Statement on Form N-2 (Reg. No. 811-24051) as previously filed on August 15, 2025.
(r)(2)

Code of Ethics of Pursuit Fund Advisers, LLC is incorporated by reference to Exhibit (r)(2) to the Registrant’s Registration Statement on Form N-2 (Reg. No. 811-24051) as previously filed on August 15, 2025.

(s)	Not applicable.
(t)	Powers of Attorney are incorporated by reference to Exhibit (t) to the Registrant’s Registration Statement on Form N-2 (Reg. No. 811-24051) as previously filed on August 15, 2025.

Item 26. Marketing Arrangements

Not applicable.

Item 27. Other Expenses of Issuance and Distribution of Securities Being Registered

Not applicable.

Item 28. Persons Controlled by or Under Common Control With Registrant

The Registrant is not aware of any person that is directly or indirectly under common control with the Registrant, except that the Registrant may be deemed to be controlled by Pursuit Fund Advisers, LLC the Registrant’s investment adviser. Information regarding the ownership of Pursuit Fund Advisers, LLC is set forth in its Form ADV as filed with the SEC (File No. 801-134049).

Item 29. Number of Holders of Securities

Title of Class	Number of Shareholders*
Class I Shares	114
Class A Shares	0
Class C Shares	0

____________

*        As of July 1, 2026.

Item 30. Indemnification

Sections 8.1-8.3 of Article VIII of the Registrant’s Agreement and Declaration of Trust states:

Section 8.1 Limitation of Liability. Neither a Trustee nor an officer of the Trust, when acting in such capacity, shall be personally liable to any person other than the Trust or a beneficial owner for any act, omission or obligation of the Trust, any Trustee or any officer of the Trust. Neither a Trustee nor an officer of the Trust shall be liable for any act or omission in his capacity as Trustee or as an officer of the Trust, or for any act or omission of any other officer or any employee of the Trust or of any other person or party, provided that nothing contained herein or in the Act shall protect any Trustee or officer against any liability to the Trust or to Shareholders to which he would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of the office of Trustee or the duties of such officer hereunder.

Section 8.2 Indemnification.

(a)     To the fullest extent permitted by law, the Trust shall indemnify, defend and hold harmless each Trustee, officer, or agent of the Trust and persons who serve at the Trust’s request as directors, officers or trustees of another organization in which the Trust has any interest as a shareholder, creditor, or otherwise, and may indemnify any trustee, director or officer of a predecessor organization (each, a “Covered Person”) from and against any and all losses, claims (actual or threatened), damages, liabilities, expenses (including, without limitation, attorneys’ fees and other legal fees and expenses, as well as accountants’ fees), judgments, fines, penalties and settlements (collectively, “Losses”) sustained or incurred by such Covered Person as a result of any act, decision or omission concerning the business or activities of, or that otherwise is related to, the Trust, including any Losses arising from any and all claims, demands, actions, suits, investigations or proceedings that relate to or arise in connection with the operations or business of the Trust or arise out of or are based upon in whole or in part such Covered Person’s relationship to the Trust, in which such Covered Person may be involved, or is threatened to be involved, as a party or otherwise, except to the extent such Losses are determined, by a court of competent jurisdiction in a final, non-appealable decision, to result from the willful misfeasance, bad faith, gross negligence or reckless disregard of such Covered Person. The indemnification provided by this Article VIII shall be in addition to any other rights to which a Covered Person may be entitled under any agreement, as a matter of law or otherwise. A Covered Person shall not be denied indemnification in whole or in part under this Article VIII because the Covered Person had an interest in the transaction with respect to which the indemnification applies.

(b)    A Covered Person shall be deemed to have acted with due care, reasonably and in good faith and therefore entitled to indemnification hereunder if, while discharging his or her duties or performing any function on behalf of an entity referred to this Article VIII, he or she acted in the reasonable belief that his or her actions were not contrary to the best interests of the Trust and were within the scope of authority granted to such Covered Person by this Trust Instrument or other lawful authorization, or he or she reasonably relied on advice, information, opinions, reports, statements (whether oral or written), financial statements or financial data prepared or furnished by any officer, committee, senior management, legal counsel, accountant (including public accountants) or other expert in matters involving the relevant expertise, or the written advice, direction or instruction of the Board of Trustees or a committee member thereof. A Covered Person may consult with counsel and accountants with respect to the affairs of the Trust and shall be fully protected and justified, to the extent allowed by law, in acting, or failing to act, if such action or failure to act is in accordance with the advice or opinion of such counsel or accountants.

(c)     The provisions of this Article VIII shall continue as to a Covered Person who has ceased to serve in such capacity unless otherwise provided in a written agreement pursuant to which such Covered Person is indemnified and regardless of any subsequent amendment to or restatement of this Trust Instrument and no amendment, restatement or termination of this Trust Instrument shall reduce or restrict the extent to which these indemnification provisions apply to actions taken or omissions made prior to the date of such amendment, restatement or termination.

(d)    Expenses (including reasonable attorneys’ fees) incurred by a Covered Person in connection with a proceeding described in Article VIII of this Trust Instrument shall, from time to time, be advanced by the Trust prior to the final disposition of such claim (threatened or actual), investigation, demand, action, suit or proceeding upon receipt by the Trust of (a) an undertaking by or on behalf of such Covered Person to repay such amount if it shall be determined that such Covered Person is not entitled to be indemnified as authorized in Article VIII of this Trust Instrument and (b) any of (i) such Covered Person provides security for such undertaking, (ii) the Trust is insured against losses arising by reason of such payment, or (iii) a majority of a quorum of disinterested, non-party Trustees, or independent legal counsel in a written opinion, determines, based on a review of readily available facts, that there is reason to believe that such Covered Person ultimately will be found entitled to indemnification.

Section 8.3 Shareholders. Each Shareholder of the Trust and each Class shall not be personally liable for the debts, liabilities, obligations and expenses incurred by, contracted for, or otherwise existing with respect to, the Trust or by or on behalf of any Class. The Trustees shall have no power to bind any Shareholder personally or to call upon any Shareholder for the payment of any sum of money or assessment whatsoever other than such as the Shareholder may at any time personally agree to pay pursuant to terms hereof or by way of subscription for any Shares or otherwise.

In case any Shareholder or former Shareholder of any Class shall be held to be personally liable solely by reason of his being or having been a Shareholder of such Class and not because of his acts or omissions or for some other reason, the Shareholder or former Shareholder (or his heirs, executors, administrators or other legal representatives, or, in the case of a corporation or other entity, its corporate or other general successor) shall be entitled out of the assets belonging to the applicable Class to be held harmless from and indemnified against all loss and expense arising from such liability. The Trust, on behalf of the affected Class, shall, upon request by the Shareholder, assume the defense of any claim made against the Shareholder for any act or obligation of the Class and satisfy any judgment thereon from the assets of the Class. The indemnification and reimbursement required by the preceding sentence shall be made only out of assets of the one or more Classes whose Shares were held by said Shareholder at the time the act or event occurred that gave rise to the claim against or liability of said Shareholder. The rights accruing to a Shareholder under this Section shall not impair any other right to which such Shareholder may be lawfully entitled, nor shall anything herein contained restrict the right of the Trust or any Class thereof to indemnify or reimburse a Shareholder in any appropriate situation even though not specifically provided herein.

Pursuant to Rule 484 under the Securities Act of 1933, as amended, (the “1933 Act”), the Registrant furnishes the following undertaking: “Insofar as indemnification for liability arising under the 1933 Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.”

Item 31. Business and Other Connections of Investment Adviser

Information as to the directors and officers of the Registrant’s investment adviser, Pursuit Fund Advisers, LLC (the “Investment Manager”), together with information as to any other business, profession, vocation, or employment of a substantial nature in which the Investment Manager, and each director, executive officer, managing member or partner of the Investment Manager, is or has been, at any time during the past two fiscal years, engaged in for his or her own account or in the capacity of director, officer, employee, managing member, partner or trustee, is included in its Form ADV as filed with the Securities and Exchange Commission (File No. 801-134049), and is incorporated herein by reference.

Item 32. Location of Accounts and Records

All accounts, books, and other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940 and the rules promulgated thereunder are maintained at the offices of (1) the Registrant’s Administrator, and/or (2) the Investment Manager. The address of each is as follows:

1.      UMB Fund Services, Inc.
235 West Galena Street
Milwaukee, WI 53212

2.      Pursuit Fund Advisers, LLC
61 Clapboard Ridge Road
Greenwich, CT 06830

Item 33. Management Services

Not applicable.

Item 34. Undertakings

1.      Not applicable.

2.      Not applicable.

3.      The Registrant undertakes (a) to file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(a)     to file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(1)    to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(2)    to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

(3)    to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(b)    that for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof;

(c)     to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

(d)    that, for the purpose of determining liability under the Securities Act to any purchaser:

(1)    if the Registrant is relying on Rule 430B [17 CFR 230.430B]:

(A)    Each prospectus filed by the Registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B)    Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (x), or (xi) for the purpose of providing the information required by Section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(2)    if the Registrant is subject to Rule 430C [17 CFR 230.430C]: each prospectus filed pursuant to Rule 424(b) under the Securities Act as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(e)     that for the purpose of determining liability of the Registrant under the Securities Act of 1933 to any purchaser in the initial distribution of securities:

The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(1)    any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424 under the Securities Act of 1933;

(2)    free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrant;

(3)    the portion of any advertisement pursuant to Rule 482 under the Securities Act of 1933 relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(4)    any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

4.      Not applicable.

5.      Not applicable.

6.      Insofar as indemnification for liabilities arising under the 1933 Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

7.      The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any prospectus or Statement of Additional Information.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, the Registrant certifies that it meets all the requirements for effectiveness pursuant to Rule 486(b) under the Securities Act of 1933, as amended, and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Greenwich in the State of Connecticut on the 29th day of July, 2026.

Pursuit Alternative Income Fund
By:	/s/ Paul Ghaffari
Name: Paul Ghaffari
Title: President

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

/s/ Paul Ghaffari	President (Principal Executive Officer)	July 29, 2026
Paul Ghaffari
/s/ Starr Frohlich	Treasurer (Principal Accounting Officer)	July 29, 2026
Starr Frohlich
*J. Michael Fields	Trustee	July 29, 2026
J. Michael Fields
*Stephen A. Mace	Trustee	July 29, 2026
Stephen A. Mace
*Stacy Roode	Trustee	July 29, 2026
Stacy Roode
*Amy Small	Trustee	July 29, 2026
Amy Small
*By:	/s/ Ann Maurer
Ann Maurer
Attorney-In-Fact (Pursuant to Power of Attorney)

Exhibit Index

(g)(1)	Investment Management Agreement
(g)(2)	Management Fee Waiver
(k)(2)	Expense Limitation and Reimbursement Agreement
(k)(3)	Joint Insured Bond Agreement
(k)(4)	Joint Liability Insurance Agreement
(k)(6)	Multiple Class Plan
(l)(2)	Consent of Faegre Drinker Biddle & Reath LLP
(n)	Consent of Independent Registered Public Accounting Firm